                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 ---------------


                                     FORM 10/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                        AMERIVISION COMMUNICATIONS, INC.
             (Exact name of registrant as specified in its charter)

                Oklahoma                                    73-1378798
      (State or other jurisdiction                 (IRS employer identification
   of incorporation or organization)                          number)



   5900 Mosteller Drive, Suite 1800                           73112
        Oklahoma City, Oklahoma                            (Zip Code)
         (Address of principal
          Executive offices)



Registrant's telephone number, including area code: (405) 600-3800

Securities to be registered pursuant to Section 12(b) of the Act:

       TITLE OF EACH CLASS                        NAME OF EACH EXCHANGE ON
       TO BE SO REGISTERED                    WHICH EACH CLASS IT BE REGISTERED
       -------------------                    ---------------------------------


                                      None

Securities to be registered pursuant to Section 12(g) of the Act:

                                 Title of Class
                                 --------------

                      Common Voting Stock, $0.10 par value

                                TABLE OF CONTENTS

ITEM 1.      Business.......................................................................................   3

ITEM 2.      Financial Information..........................................................................  15

ITEM 3.      Properties.....................................................................................  28

ITEM 4.      Security Ownership of Certain Beneficial Owners and Management.................................  28

ITEM 5.      Directors and Executive Officers...............................................................  29

ITEM 6.      Executive Compensation.........................................................................  31

ITEM 7.      Certain Relationships and Related Transactions.................................................  35

ITEM 8.      Legal Proceedings..............................................................................  40

ITEM 9.      Market Price of and Dividends on Common Equity and Related Stockholder Matters.................  42

ITEM 10.     Recent Sales of Unregistered Securities........................................................  42

ITEM 11.     Description of Company's Securities to be Registered...........................................  42

ITEM 12.     Indemnification of Directors and Officers......................................................  44

ITEM 13.     Financial Statements and Supplementary Data....................................................  44

ITEM 14.     Changes in and Disagreements with Accountants on Accounting and Financial Disclosure...........  44

ITEM 15.     Financial Statements and Exhibits..............................................................  44

ITEM 1. BUSINESS

GENERAL

    Amerivision Communications, Inc. (the "Company" or "Amerivision") is a provider of domestic long distance and other telecommunications services primarily to residential users. The Company employs a specialized marketing program known as affinity-based marketing. Under this program, the Company obtains membership lists from non-profit organizations that support strong family values, such as Concerned Women For America, Christian Broadcasting Network, Trinity Broadcasting Network and Christian Coalition, and markets its services under the LIFELINE(R) service mark to those organizations' members. The non-profit organizations receive a percentage, currently approximately 10%, of certain collected revenues generated from their members. In some cases the organizations will directly contact their members to sell the Company's services. In return the organizations may receive a flat fee for each new customer obtained by that organization, in addition to the percentage of revenues. The Company has experienced substantial success marketing to this family values affinity largely because its customers, in addition to receiving essential telecommunications services, are able to indirectly contribute to causes they strongly support.


    Amerivision believes it is one of the largest affinity-based marketing resellers of telecommunications services to non-profit organizations in the United States. The Company is affiliated with thousands of non-profit organizations and as of March 31, 2000 had over 550,000 subscribers for its telecommunication services in all 50 states. The Company has historically experienced rapid growth with revenues increasing from $2.9 million in 1993 to $114.7 million in 1999. The Company does not, however, except its growth to continue at this rate in the future and has in fact experienced a decline in growth recently.

    MCI WorldCom, Inc. ("MCI WorldCom") primarily carries the Company's long distance traffic. Although Amerivision has not in the past operated its own long distance network, effective February 1, 1999 the Company began operating the switching assets and personnel of Hebron Communications Corporation ("Hebron"), which includes telecommunications switches in Oklahoma City and Chicago. The Company purchased the switches in April 2000 under terms of an asset purchase agreement with Hebron. This purchase allows the Company to originate and terminate a portion of its long distance calls. See Item 7 below for a discussion of Hebron and the terms of the transaction with Hebron. In addition to residential long distance service, the Company also offers its customers other telecommunications services such as Internet access, paging, calling cards, prepaid phone cards and toll-free service.


    The Company was incorporated in 1991 as an Oklahoma corporation and maintains its principal executive offices at 5900 Mosteller Drive, Suite 1800, Oklahoma City, Oklahoma 73112 and its telephone number is (405) 600-3800.


MAJOR DEVELOPMENTS

    Several important developments have occurred with respect to the Company and its business which include:

    RESOLUTION OF SECURITIES AND EXCHANGE COMMISSION'S INVESTIGATION. In July 1996, at the request of the Company, the Securities and Exchange Commission (the "Commission") instituted an investigation into whether the Company and its then directors and principal officers had violated any federal securities laws. In July 1998 the Commission issued a cease-and-desist order to the Company, Hebron and Tracy C. Freeny, at that time President of the Company, and Carl Thompson, at that time Senior Vice President of the Company with respect to the subject matter of investigations which concluded the investigation. See Item 8 - "Legal Proceedings - Investigation by the Securities and Exchange Commission."



    ADDITION OF NEW DIRECTORS. In October 1998, three new members of the board of directors of the Company were elected, bringing a wide range of skills and experiences to the Company. The new directors are Stephen D. Halliday, a lawyer and accountant with 20 years of professional experience; Jay A. Sekulow, a lawyer who is in charge of a nationally-known public interest law firm; and John
B. Damoose, a former executive with a Fortune 500 corporation. See Item 5 - Directors and Officers.



    ADDITION OF NEW OFFICERS AND KEY EMPLOYEES. In October 1998, Stephen D. Halliday was elected President and Chief Executive Officer of the Company. Prior to that, Mr. Halliday had been performing various consulting services for the Company while serving as a partner at Wiley, Rein & Fielding, a leading telecommunications law firm. In December 1998, five members of PricewaterhouseCoopers LLP telecommunications consulting practice with, collectively, over 75 years of experience in the telecommunications industry joined the Company, including Kerry A. Smith, a Vice President of the Company, and such persons are very active in the Company's business and operations. In April 1999, David E. Grose joined the Company as Vice President and Chief Financial Officer and brings with him over 10 years experience as chief financial officer of publicly-traded concerns. See Item 5 - Directors and Officers.

    TERMINATION OF RELATIONSHIP WITH VISIONQUEST MARKETING SERVICES, INC. Effective January 1, 1999, the Company and VisionQuest Marketing Services, Inc. ("VisionQuest") mutually terminated their business relationship. Until such time VisionQuest had performed substantially all of the Company's telemarketing service requirements, but the Company determined it needed to establish a core telemarketing business, which it has been able to operate on a more cost-effective basis than through its prior relationship with VisionQuest. See
Item 7 - Certain Relationships and Related Transactions - Transactions with VisionQuest.



    NEW CREDIT FACILITY WITH COAST BUSINESS CREDIT, INC. In February 1999, the Company entered into a credit facility with Coast Business Credit, Inc. ("Coast Loan") providing the Company with up to $12.6 million in financing and in May 2000 the Company increased the availability under the credit facility to an aggregate of $35.0 million. The proceeds of the Coast Loan have been used by the Company to repay more expensive indebtedness and to pay for necessary capital improvements and restructuring. In connection with the Coast Loan, Hebron, three directors of the Company, including Tracy C. Freeny, Chairman of the Board of the Company, one significant shareholder of the Company and one former shareholder of the Company all agreed to subordinate all amounts owed to them by the Company to the Coast Loan.


    NEW SUPPLY AGREEMENT WITH MCI WORLDCOM. In April 1999, the Company entered into a multi-year supply agreement with MCI WorldCom for long distance services. The Company lowered its costs as a result of the new agreement and resolved certain billing disputes between the two parties. See Item 1 - Business - Suppliers.


    TRANSACTIONS WITH HEBRON. Effective February 1999, the Company began operating certain telecommunications switches of Hebron and acquired such switches in April 2000. The Company also acquired all of Hebron's assets related to an Internet product it had been jointly developing with the Company. The closing of the transaction allows the Company to have both switched and switchless long distance under its full control and to operate both the switches and the Internet assets on a more effective and cost efficient basis than through its prior relationship with Hebron. See Item 7 - Certain Relationships and Related Transactions - Transactions with Hebron.





BUSINESS STRATEGY

    The Company's overall strategy is to profitably grow its telecommunications and other services by further developing the family values affinity. Elements of the Company's strategy include:

    o Building the Company's Brand. Although the Company is a significant affinity-based marketing company, the Company believes that it is still relatively unknown in the marketplace. The Company has retained one of the nation's leading non-profit marketing consulting firms, to assist the Company in improving its image and brand awareness.


    o Expanding its Marketing Efforts and Portfolio of Telecommunications-Related Services. In 1999 substantially all of the Company's revenues were derived from the provision of long distance telephone service. The Company believes that it can grow its revenues by increasing the marketing of its existing services to the membership of organizations currently endorsing LifeLine services and offering additional telecommunications services, such as voicemail, conference calls and Internet access, and bundling such services with the long distance telephone service it already provides.



    o Providing Cost Competitive Services. The Company continually works to position its services in a manner, which is cost-competitive with similar services provided by other telecommunications services providers. To achieve competitive margins on its telecommunications services the Company intends to continually review and refine its operations to achieve operating and cost effectiveness.


    o Building a Filtered Family Friendly Internet Access Service. In July 1999, the Company launched a filtered family friendly Internet access service nationwide and is marketing this service to both its existing customers and new customers.

    o Building a Business-Oriented Product Offering. Historically, the vast majority of the Company's customers have been residential. The Company believes that it can expand its customer profile to include small and medium size businesses. The Company is planning to increase its marketing efforts to small and medium size businesses by approaching organizations currently endorsing LifeLine.

    o Marketing Non-Telecommunications Products and Services. In light of the Company's success in marketing telecommunications services to the family values affinity group, the Company believes that there is a substantial opportunity to market non-telecommunication services to its customer base. For example, the Company provides a credit card product and is evaluating additional product opportunities.

INDUSTRY OVERVIEW

    LONG DISTANCE





    Long distance companies can be categorized in different ways. One distinction is between facilities-based companies and non-facilities-based companies, or resellers. Facilities-based companies own transmission facilities, such as fiber optic cable or digital microwave equipment. Profitability for facilities-based carriers is dependent not only upon their ability to generate revenues but also upon their ability to manage complex networking and transmission costs Non-facilities-based companies, such as the Company, contract with facilities-based carriers to provide transmission of their customers' long distance traffic. Pricing in such contracts is typically either on a fixed rate lease basis or a call volume basis. Profitability for non-facilities based carriers is based primarily on their ability to generate and retain sufficient revenue volume to negotiate attractive pricing with one or more facilities-based carriers.

    A second distinction among long distance companies is that of switch-based versus switchless carriers. Switched carriers have one or more switches, computers that direct telecommunications traffic in accordance with programmed instructions. All of the facilities-based carriers are switched carriers, as are many non-facilities-based companies. Switchless carriers depend on one or more facilities-based carriers to provide both transmission capacity and switch facilities. In addition, switchless resellers enjoy the benefit of offering their service on a nationwide basis, assuming that their underlying carrier has a nationwide network. As a result of the acquisition of certain assets of Hebron, the Company operates and owns switches in two markets, Oklahoma City and Chicago, but will continue to contract with facilities-based carriers to provide most of its switching services.


    Competition in the long distance industry is based primarily upon pricing, customer service, network quality and value-added services. The success of a non-facilities-based carrier such as the Company depends almost entirely upon the amount of traffic that it can commit to the underlying carrier; the larger the commitment, the lower the cost of service. Subject to contract restrictions and customer brand loyalty, resellers like the Company may competitively bid their traffic among other national long distance carriers to gain improvement in the cost of service. The non-facilities-based carrier devotes its resources entirely to marketing, operations and customer service, deferring many of the costs of network maintenance and management to the underlying carrier.

    The relationship between resellers and the major underlying carriers is predicated primarily upon the pricing strategies of the first-tier companies, which has resulted historically in higher rates for individuals and small business customers. Individuals and small business customers do not generate enough volume to receive reduced rates. The higher rates result from the higher cost of credit, collection, billing and customer service per revenue dollar associated with small billing level long distance customers. By committing to large volumes of traffic, the reseller is guaranteeing traffic to the underlying carrier. The underlying carrier is also relieved of the administrative burden of qualifying and servicing large numbers of relatively small accounts. The successful reseller efficiently markets the long distance product, processes orders, verifies credit and provides customer service to these large numbers of small accounts.

INTERNET ACCESS SERVICES


    Internet access and related value-added services ("Internet services") represent one of the fastest growing segments of the telecommunications marketplace. Declining prices in the personal computer market, continuing improvements in Internet connectivity, advancements in Internet navigation technology, and the proliferation of services, applications, information and other content on the Internet have attracted a rapidly growing number of users.





PRODUCTS AND SERVICES


    In 1999, the Company's revenues were substantially all from long distance sales, however, as discussed below, other products are entering the sales cycle.


    TELECOMMUNICATIONS SERVICES.


    Long Distance. The Company provides long distance service to over 550,000 subscribers, as of March 31, 2000 most of whom are residential. In addition, the Company offers calling cards, prepaid phone cards, and toll-free service. For these services, the Company offers pricing on a competitive basis (including discounted rates for higher volume) with the larger long distance companies. The Company also intends to offer additional services such as audio conferencing, voice mail and caller ID.

    Wireless. The Company resells the paging services of Paging Networks, Inc., the largest provider of paging service in the U.S. Local, regional and national paging service is offered on an alpha and numeric basis. The Company is also exploring offering wireless telephone service by reselling the services of a national wireless provider.

    Internet Access. In July 1999, the Company began offering Internet access services nationwide. The Company's Internet access service, marketed as "ifriendly.com," has been designed for the Company's affinity group customer base so that its subscribers will not, subject to certain limitations inherent to the filtering technology, be able to access "offensive" materials on the Internet.


    NON-TELECOMMUNICATIONS SERVICES.


    In light of the Company's success in marketing telecommunications services to the family values affinity group, the Company believes that there is a substantial opportunity to market non-telecommunication services to its customer base. The Company has entered into an agreement to issue a branded credit card through First National Bank of Omaha ("FNBO") based in Omaha, Nebraska. The Company believes that the pricing and terms to be offered to its participating organizations will be competitive with major credit card providers.


MARKETING AND SALES

    The Company primarily markets its telecommunications services utilizing the family values affinity. To obtain new customers, the Company uses sales executives, telemarketing and various promotional efforts including direct mail, radio, television, convention advertising and the Internet.

    Some of the sales executives expend the majority of their efforts obtaining new non-profit organizations who will endorse LifeLine services and maintaining existing relationships. The other sales executives principally seek to expand the number of members of existing non-profit organizations who endorse LifeLine services as well as sell additional services to and seek to improve the retention rate of existing subscribers. Prior to 1999, sales executives were compensated based on a percentage of sales revenue collected. Although some commission agreements remain in place, effective January 1, 1999, subject to certain transition arrangements, sales executives are generally compensated with a base salary and the opportunity to earn bonuses based on their individual performance.


    Once membership lists of non-profit organizations have been obtained, the Company generally contacts members and solicits their telecommunications services through direct mail or telemarketing. The Company works with the organizations in its direct mail efforts, often placing advertising in newsletters or inserting brochures about the Company in the organizations' mailings. The Company will also use its telemarketing resources to contact members of participating organizations. The Company's telemarketing efforts are also scripted towards affinities of members of a particular organization. The Company operates a call center in Tahlequah, Oklahoma and, as of March 31, 2000, the call center had an aggregate of 350 full and part time employees who operate over 250 call stations. The Company advertises its services through television and radio programs, which target viewers and listeners who support the family values affinity, including Christian radio and television networks. The Company participates in conferences and conventions sponsored by organizations endorsing LifeLine services. Prior to those events, the Company will either advertise in materials being sent or send materials to persons attending the event in order to increase awareness of the telecommunications services the Company offers. At the actual events, the Company will set up booths or make presentations regarding its telecommunications services and have personnel on site to explain the services and assist in enrolling customers.


    The Company has also recently begun capitalizing upon the marketing opportunities created through the Internet. On some websites of participating organizations, the Company's services are promoted or a link to the Company's website is provided. The Company is investigating other ways to expand the marketing to current and potential customers through the Internet.

    The Company believes that due to its affinity program it has an average retention rate of customers better than industry average. Nonetheless, through improved customer service, competitive rate plans and additional services the Company is striving to further improve its retention rate. The Company believes that significant growth may be obtained through the above efforts as well as expanded marketing initiatives.

SUPPLIERS


    In April 1999, the Company executed a new contract with MCI WorldCom for provision of the Company's long distance traffic. The contract has certain monthly minimum volume commitments and the Company must direct all of its switchless long distance traffic to MCI WorldCom. The Company also received a credit and was released of any prior liability to MCI WorldCom in connection with the settlement of various billing disputes between the Company and MCI WorldCom. This contract resulted in a pricing reduction from the prior MCI WorldCom billing rates charged to the Company and additional reductions have been subsequently negotiated.


COMPETITION


    OVERVIEW. The telecommunications services industry is highly competitive, rapidly evolving and subject to constant technological change. While the Company believes it is one of the largest affinity-based marketing reseller of telecommunications services to organizations advocating family values in the United States, there are numerous companies offering the services the Company offers, and the Company expects competition to increase in the future. The Company believes that existing competitors are likely to continue to expand their service offerings and/or lower their prices to appeal to existing or potential customers of the Company. Many of the Company's existing competitors have financial, personnel and other resources, including brand name recognition, substantially greater than that of the Company. Moreover, the Company expects that new competitors are likely to enter the communications market, and some of these new competitors may market communications services similar to the Company's services. Some of these new competitors may have financial, personnel and other resources, including brand name recognition, substantially greater than those of the Company. In particular, the regional Bell operating companies ("RBOCs") will be strong competitors once they are allowed to provide long distance services in their in-region markets. In addition, AT&T has recently purchased the cable company TeleCommunications, Inc. and has received regulatory approval to purchase another cable company, MediaOne Group Inc. AT&T intends to use these cable facilities and those of other cable companies with which it has signed agreements to offer local telephony, long distance, Internet, and other services to customers in competition with incumbent local exchange carriers and other competitive local exchange carriers ("CLECs").


    In addition, the regulatory environment in which the Company operates is undergoing significant change. As this regulatory environment evolves, changes may occur which could create greater or unique competitive advantages for all or some of the Company's current or potential competitors, or could make it easier for additional parties to provide services similar to those offered by the Company.

    LONG DISTANCE. The Company provides long distance services by reselling the facilities of other carriers in the United States. The long distance industry is intensely competitive and significantly influenced by the marketing and pricing decisions of the larger industry participants such as AT&T, Sprint and MCI WorldCom. Moreover, the industry has undergone and will continue to undergo significant consolidation that has created and will continue to create numerous other entities with substantial resources to compete for long distance business, such as Excel Communications, Inc., Frontier and Qwest. In addition, as a result of the Telecommunications Act of 1996 ("Telecommunications Act"), RBOCs will soon be able to enter the long distance market. These larger competitors have significantly greater name recognition and financial, technical, network and marketing resources. They may also offer a broader portfolio of services and have longer standing relationships with customers targeted by the Company. Moreover, there can be no assurance that certain of the Company's competitors will not be better situated to negotiate contracts with suppliers of telecommunications services which are more favorable than contracts negotiated by the Company. Many of the Company's competitors enjoy economies of scale that can result in a lower cost structure for transmission and related termination costs, and which could cause significant pricing pressures on the Company.

    The Company competes in the long distance market primarily on the basis of price, customer service and the ability to provide a variety of communications products and services. Customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. Prices for long distance calls have declined in recent years and are likely to continue to decrease. Competition in all of the relevant markets is expected to increase which could adversely affect net revenue per minute and gross margins as a percentage of net revenue. There can be no assurance that the Company will be able to compete effectively in the long distance market.


    INTERNET TELEPHONY. Internet Telephony is the transmission of voice long distance services over Internet protocols rather than traditional long distance networks ("IP Telephony"). Certain ISPs have recently announced plans to use IP Telephony to introduce long distance services at rates 30% to 50% below standard long distance rates. IP Telephony could increase pressure on the Company and other communications companies to reduce prices and margins from long distance services. There can be no assurance that the Company will not experience substantial decreases in call volume, pricing and/or margins due to IP Telephony. There can also be no assurance that the Company will be able to offer its telecommunications services to end users at a price which is competitive with the IP Telephony services offered by these new companies.

    INTERNET SERVICE PROVIDER. In July 1999, the Company began providing Internet access on a nationwide basis and is substantially increasing its investment in this line of business. The Internet services market is highly competitive, as there are no substantial barriers to entry, and the Company expects that competition will continue to intensify. The Company's competitors in this market include ISPs, other telecommunications companies, online service providers and Internet software providers. Many of these competitors have greater financial, technological and marketing resources than those available to the Company. Internet services are currently deemed enhanced services by the FCC and therefore are not subject to federal and state common carrier regulations, including long distance interstate and intra-state access fees. There can be no assurance that Internet services will not be subject to additional regulation in the future.



    TECHNOLOGICAL ADVANCES. In the future, the Company may be subject to intense competition due to the development of new technologies resulting in an increased supply of transmission capacity. The telecommunications industry is experiencing a period of rapid and significant technological evolution marked by the introduction of new product and service offerings and increasing satellite transmission capacity for services similar to those to be provided by the Company. The introduction of new products or emergence of new technologies may cause capacity to greatly exceed the demand, reducing the pricing of certain services to be provided by the Company. There can be no assurance that the Company's services will satisfy future customer needs, that the Company's technologies will not become obsolete in light of future technological developments, or that the Company will not have to make significant additional capital investments to upgrade or replace its system and equipment. The effect on the Company's operations of technological changes cannot be predicted and if the Company is unable to keep pace with advances, it could have a material adverse effect on the Company.


REGULATION

    The terms and conditions under which the Company provides telecommunications products and services are subject to government regulation. Federal laws and Federal Communications Commission ("FCC") regulations apply to interstate telecommunications, while particular state regulatory authorities have jurisdiction over telecommunications that originate and terminate within the same state.

    DOMESTIC FEDERAL REGULATION. The Company is classified by the FCC as a non-dominant carrier, and therefore is subject to significantly reduced federal regulation. After the reclassification of AT&T as a non-dominant carrier in its provision of domestic services, among domestic carriers only the LECs are classified as dominant carriers for the provision of interstate access services. As a consequence, the FCC regulates many of the rates, charges, and services of the LECs to a greater degree than the Company's. A separate affiliate of an RBOC complying with certain statutory separation requirements and, once authorized, offering in-region interstate inter-exchange services is regulated as a non-dominant carrier. Similarly, a separate affiliate of an independent LEC offering in-region interstate inter-exchange services is treated as non-dominant, but the separation requirements it must comply with are less strict than those applicable to the RBOCs. This non-dominant treatment may make it easier for the RBOCs to compete directly with the Company for long distance subscribers. Because AT&T is no longer classified as a dominant carrier, certain pricing restrictions that formerly applied to AT&T have been eliminated, which may make it easier for AT&T to compete with the Company for low volume long distance subscribers.

    The FCC generally does not exercise direct oversight over cost justification and the level of charges for services of non-dominant carriers, such as the Company, although it has the statutory power to do so. Non-dominant carriers are required by statute to offer interstate services under rates, terms, and conditions that are just, reasonable, and not unduly discriminatory. The FCC has the jurisdiction to act upon complaints filed by third parties or brought on the FCC's own motion against any common carrier, including non-dominant carriers, for failure to comply with its statutory obligations. Additionally, the Telecommunications Act grants explicit authority to the FCC to "forbear" from regulating any telecommunications services provider in response to a petition and if the agency determines that the public interest will be served for such inaction.

    The FCC imposes only minimal reporting requirements on non-dominant carriers, although the Company is subject to certain reporting, accounting, and record keeping obligations. A number of these requirements are imposed, at least in part, on all carriers, and others are imposed on carriers such as the Company whose annual operating revenue exceed $100 million.


    Resale carriers, like all other interstate carriers, are also subject to a variety of miscellaneous regulations that, for instance, govern the documentation and verifications necessary to change a subscriber's long distance carrier, limit the use of "800" numbers for pay-per-call services, require disclosure of certain information if operator assisted services are provided, and govern interlocking directors and management. Other types of FCC regulation may impose costs on the Company, such as regulatory fees, universal service contribution obligations, North American Numbering Plan Administration fees, Telecommunications Relay Services obligations, number portability obligations, Communications Assistance for Law Enforcement Act obligations, the Universal Service Fund surcharge and the Primary Interexchange Carrier Charge.



    The Telecommunications Act authorizes the RBOCs to provide inter-Local Access and Transport Area ("LATA") services within their regions only, upon specific FCC approval. To obtain such approval, an RBOC must demonstrate on a state-by-state basis that is has satisfied a checklist of interconnection and other requirements. The Telecommunications Act also provides for certain safeguards against anticompetitive conduct by the RBOCs in the provision of inter-LATA service including a requirement for a separate subsidiary and certain joint marketing limitations.






    The Telecommunications Act prohibits carriers from changing a subscriber's carrier of telephone exchange or toll services except in conformance with the FCC's verification rules. In addition to other penalties imposed by the Telecommunications Act and the FCC's rules, a carrier that violates the FCC's verification rules and collects charges from the subscriber is liable to the carrier previously authorized by the subscriber for the amount collected. The FCC has adopted rules implementing these provisions. The FCC's order was appealed and some of its rules have been stayed, pending final review by the Court of Appeals.

    STATE REGULATION. The Company is subject to varying levels of regulation in virtually all states. The vast majority of the states require the Company to apply for certification, which entails proof of technical, managerial and financial ability to provide intrastate telecommunications services, or at least to register or to be found exempt from regulation, before commencing intrastate service. A majority of states also require the Company to file and maintain detailed tariffs listing their rates for intrastate service. Many states also impose various reporting requirements and/or require prior approval or notice for various actions including (i) transfers of control of certified carriers;
(ii) corporate reorganizations; (iii) acquisitions of telecommunications operations; (iv) assignments of carrier assets, including subscriber bases and
(v) carrier securities offerings. Certificates of authority can generally be conditioned, modified, canceled, terminated, or revoked by state regulatory authorities for failure to comply with state law and/or the rules, regulations, and policies of the state regulatory authorities. Fines and other penalties, including the return of all monies received for intrastate traffic from residents of a state, may be imposed for such violations. In addition, several states have verification rules different from the FCC's regarding changing a subscriber's authorized carrier.

    Currently, the Company can provide originating interstate and intrastate service to customers in all 50 contiguous states and the District of Columbia. Of the states in which the Company provides originating service, some state Public Utilities Commissions ("PUCs") actively assert regulatory oversight over the services offered by the Company.

    Additionally, the rules for each state vary in regard to the authorization of long distance versus local service. As a result of the Telecommunications Act, local competition is now allowed in all states. Generally speaking, as the rules have been modified, the states have either ordered that all certified long distance carriers now have the authority to provide local services, or directives have been given for companies to apply for local authority or revise existing tariffs to comply with state regulations. In those states, which issued directives for companies to apply for local authority or revise tariffs, the Company has complied with such orders.

      The Company will also be subject to various registration requirements in connection with the marketing and administration of its credit card business.


    The Company continuously monitors regulatory developments in all states in which it does business in order to ensure regulatory compliance. The Company believes that it is in compliance in all material respects with the requirements of federal and state regulatory authorities and maintains contact regularly with the various regulatory authorities in each jurisdiction.

PROPRIETARY RIGHTS

    The Company has obtained a federally registered service mark for the name LIFELINE for long distance telecommunications services. With the exception of the LIFELINE(R) service mark, the Company does not own or use in its operations any other material intellectual property.

INFORMATION SYSTEMS


    In August 1998, the Company completed a comprehensive independent review of its information systems ("Information Systems"). Based on the results of such review, the Company decided that its current Information Systems, which are based on FoxPro software, were not sufficient, determining that the current Information Systems need to be modified and supplemented and new Information Systems need to be implemented in order for the Company to operate more effectively. To most efficiently accommodate customer growth and new product offerings, the Company is pursuing a Windows NT environment with underlying client/server architecture. This platform will also include a data warehouse with front-end tools to address financial, operational, and sales and marketing research and reporting. The costs of the Information Systems improvements are anticipated to be approximately $3.5 million to $4.0 million. The Company currently anticipates funding the Information Systems improvements from the Coast Loan, but, if proceeds from this loan are not available, it may not have sufficient other capital resources to implement the improvements. There can be no assurances that the Company will have the capital resources available which are necessary to implement the improvements or that, if implemented, the improvements will function effectively. The failure to implement the improvements or if the improvements are ineffective Information Systems could have a material adverse effect on the Company.


EMPLOYEES


    As of March 31, 2000, the Company had approximately 350 full time employees and 100 part time and temporary employees. None of the Company's employees is party to any collective bargaining agreement and the Company has never experienced a work stoppage. The Company considers its relations with its employees to be good.


FACTORS AFFECTING THE COMPANY'S BUSINESS AND PROSPECTS.

    There are many factors that affect the Company's business and the results of its operations, some of which are beyond the control of the Company. The following is a description of some of the important factors that may cause the actual results of the Company's operations in future periods to differ materially from those currently expected or desired.


HISTORY OF LOSSES; POTENTIAL FLUCTUATIONS IN OPERATING RESULTS. Since the formation of the Company in 1991, the Company incurred losses in each year through December 31, 1998. Despite realizing net income in 1999, there can be no assurances that the Company will attain consistent profitability. Also, the Company is experiencing significant expenditures related to its recent introduction of Internet access service, its Information Systems improvements and its reorganization efforts and anticipates these expenditures will continue, possibly for an extended period of time. See Note J--Financial Condition and Results Of Operations.

    The Company's operating results have fluctuated in the past and may fluctuate significantly in the future as a result of a variety of factors, some of which are outside of the Company's control, including general economic conditions, specific economic conditions in the telecommunications industry, the relationships with non-profit organizations, the effects of governmental regulation and regulatory changes, user demand, capital expenditures and other costs relating to the expansion of operations, the introduction of new services by the Company or its competitors, the mix of services sold, pricing changes and new service introductions by the Company and its competitors and prices charged by suppliers. For example, revenues decreased 7.6% in 1999 compared to 1998 and revenues decreased 9.2% for the three months ended March 31, 2000 as compared to the three months ended March 31, 1999. The Company believes that this decrease was primarily attributable to its reduced telemarketing efforts, which the Company has begun to increase, but there can be no assurance that such decline will not continue in the future. As a strategic response to a changing competitive environment, the Company may elect from time to time to make certain pricing, service or marketing decisions that could have a material adverse effect on the Company.

    SUBSTANTIAL INDEBTEDNESS; NEED FOR ADDITIONAL CAPITAL. As of March 31, 2000, the Company had outstanding indebtedness (excluding current liabilities of $41.9 million) of $11.4 million, total assets of $30.6 million and a working capital deficit of $24.4 million. Since formation, the Company has experienced significant cash shortages and has had to raise equity through the sale of securities and borrow money from various affiliates to fund its operations and continue as a going concern.

    The Company intends:

     o to modify its current Information Systems and implement additional Information Systems to improve the flow of information related to the operations;

     o    to incur other capital expenditures and reorganization expenses; and

     o    to continue to pursue its Internet access service.

    The aggregate cost of implementation of these activities are not known at this time, but may exceed $6.0 million. The Company will need to raise additional capital from public or private equity or debt sources in order to finance these costs and its working capital needs, debt service obligations and contemplated capital expenditures. If additional funds are raised through the issuance of equity securities, the percentage ownership of the Company's then current shareholders would be reduced. There can be no assurance that the Company will be able to raise such capital on satisfactory terms or at all. In the event that the Company is unable to obtain such additional capital or is unable to obtain such additional capital on acceptable terms, the Company may be required to reduce the scope of its operations.


    LIABILITIES FOR BREACH OF SECURITIES LAWS. Substantially all of the Company's sales of Common Stock and certain notes, other than sales to officers and directors of the Company, failed to comply with certain provisions of the federal and states' securities laws, including compliance with registration requirements and, possibly, compliance with anti-fraud provisions. The Company and two of its officers, after voluntarily presenting these facts to the Securities and Exchange Commission (the "Commission") in July 1996, consented in July 1998 to the entry of a cease and desist order from the Commission concerning violations of the federal securities laws. See Item 8 below for a more detailed description of these proceedings.


    The federal securities laws provide legal causes of action against the Company by persons buying the securities from the Company including action to rescind the sales. With respect to the offerings described above, the statutes of limitations relating to such actions appear to have expired for sales made by the Company more than three years ago. All of these sales were made by the Company more than three years ago.

    While certain suits under the federal acts may be barred, similar laws in many of the states provide similar rights. The Company sold stock to persons in over forty states, and those states typically provide that a purchaser of securities in a transaction that fails to comply with the state's securities laws can rescind the purchase, receiving from the issuing company the purchase price paid plus an interest factor, frequently 10% per annum from the date of sales of such securities, less any amounts paid to such security holder. The statutes of limitations for these rights typically do not begin running until a purchaser discovers the violation of the law, and therefore in most instances, and depending on individual circumstances, the statute of limitations do not appear to limit those rights for most purchasers of securities from the Company. Also, depending on the law of the state and individual circumstances, monetary damages and other remedies may be granted for breach of state securities laws. Accordingly, the Company has a significant, material contingent liability under state securities laws for those sales of approximately $10.0 million at March 31, 2000.

    Additionally, the Company may be liable for rescission or other remedies under states securities laws to the purchasers of the Hebron common stock because of the relationships of the two companies, creating an additional significant, material contingent liability to the Company of approximately $3.2 million at March 31, 2000. While the Company may have liability for rescission of the sales of the Hebron securities, the holders of Hebron securities will not have any damages under the rescission rights if Hebron successfully completes its currently proposed liquidation. See Item 7 below for a description of the Hebron transaction including its proposed liquidation. If the liquidation is completed as currently proposed, and the Company pays the notes in full, the Company anticipates that the Hebron shareholders would receive assets in the liquidation with a value greater than the value of their rescission rights.

    If purchasers of securities of either the Company or Hebron are successful in asserting any of the above-described claims, it could result in, among other adverse things, the Company being required to make payments which it may not have the ability to make without obtaining additional sources of capital and possibly affect the Company's ability to operate as a going concern.

    DEPENDENCE ON RELATIONSHIPS WITH NON-PROFIT ORGANIZATIONS. Substantially all of the Company's revenues are derived from the members of the non-profit organizations with which it has relationships. The non-profit organizations receive a percentage, currently approximately 10%, of certain collected revenues generated from their members. The Company does not have long term written agreements with many of these non-profit organizations. Accordingly, a non-profit organization may have no legal obligation to maintain its relationship with the Company and there is nothing to ensure that compensation to the non-profit organizations will remain at current levels. There can be no assurances that the Company will be able to maintain its relationships with the non-profit organizations or establish relationships with new non-profit organizations. If one or more significant non-profit organizations chooses to sever its relationship with the Company or the rate of compensation to the non-profit organizations is changed, it could result in, among other adverse things, the loss of a significant source of revenue or the incurrence of an unexpected expense, thus lowering profitability and impairing cash flow.


    COMPETITION. The telecommunications industry is highly competitive and is significantly influenced by the marketing and pricing decisions of the larger industry participants, such as AT&T, MCI WorldCom and Sprint. Many of the Company's competitors are significantly larger and have substantially greater financial, technical and marketing resources than the Company. The industry has relatively insignificant barriers to entry, numerous entities competing for the same customers and high churn rates (customer turnover), as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. The Company competes to a large extent on the basis of price and also on the basis of customer service and its ability to provide a variety of telecommunications services. The Company expects competition on the basis of price and service offerings to increase.


    In addition to these competitive factors, recent and pending deregulation may encourage new entrants. For example, as a result of federal legislation enacted in 1996, after fulfilling certain statutory requirements, RBOCs will be allowed to enter the long distance market, AT&T, MCI WorldCom and other long distance carriers are allowed to enter the local telephone services market, and any entity (including cable television companies and utilities) is allowed to enter both the local service and long distance telecommunications markets. In addition, the FCC has reclassified AT&T as a "non-dominant" carrier, which substantially reduces the regulatory constraints on AT&T.



    DEPENDENCE ON MCI WORLDCOM. The Company does not own telecommunications transmission lines. Accordingly, substantially all telephone calls made by the Company's customers are transmitted over MCI WorldCom's network under an agreement with MCI WorldCom which is also a competitor of the Company. The Company's ability to maintain and expand its business is currently dependent upon whether the Company continues to maintain a favorable relationship with MCI WorldCom and whether MCI WorldCom remains a viable supplier to the Company. The deterioration or termination of the Company's relationship with MCI WorldCom or MCI WorldCom's failure to remain a viable supplier to the Company could result in, among other adverse things, the Company being temporarily unable to provide the majority of its services or unable to provide its services at the current cost.

    DEPENDENCE ON KEY PERSONNEL. The Company's success depends to a significant degree upon the continued contributions of its management team, particularly Stephen D. Halliday, its President and Chief Executive Officer, and Tracy Freeny, its Chairman of the Board, and marketing, technical and sales personnel. The Company's employees may voluntarily terminate their employment with the Company at any time. Competition for qualified employees and personnel in the telecommunications industry is intense and, from time to time, there are a limited number of persons with knowledge of and experience in particular sectors of the telecommunications industry. The Company's success also will depend on its ability to attract and retain qualified management, marketing and sales personnel. The process of locating such personnel with the combination of skills and attributes required to carry out the Company's strategies is often lengthy. There can be no assurance that the Company will be successful in attracting and retaining such personnel. The loss of the services of key personnel, or the inability to attract additional qualified personnel, could result in, among other adverse things, a decrease in the Company's financial and operating performance.


    LACK OF RECORDS AND AMBIGUITIES. The Company over the first several years of its existence did not maintain complete records as to certain of its corporate activities. The Company, working with its auditors and legal counsel, has reconstructed certain records including minutes of meetings of its board of directors relating to the issuance of Common Stock and notes and approval of other acts and transactions of the Company. These minutes are based on certain records of the Company and upon affidavits of persons who served as directors during such earlier periods. To the extent, if any, that such reconstructed records fail to reflect shares of Common Stock issued and outstanding, dilution would occur to known existing shareholders. To the extent, if any, notes or other indebtedness are outstanding but not reflected in current records, the Company's net worth would be reduced.


    Certain records and documents that were maintained by the Company contain ambiguities, which require interpretations of their meanings and contain provisions inconsistent with actions of the Company. See for example Note F to Notes to Consolidated Financial Statements concerning the secured nature of certain notes of the Company. Where records and documents of the Company are ambiguous, parties to such documents may interpret those records and documents in a manner contrary to the Company's interpretations, which could affect the obligations and rights of the Company in an adverse manner.



    POTENTIAL ADVERSE EFFECTS OF REGULATION. The Telecommunications Act provides specific guidelines under which the RBOCs can provide long distance services, which will permit the RBOCs to compete with the Company in the provision of domestic and international long distance services. The legislation also opens all local service markets to competition from any entity (including, for example, long distance carriers, such as AT&T, cable television companies and utilities). Because the legislation opens the Company's markets to additional competition, particularly from the RBOCs, the Company's ability to compete may be adversely affected. Moreover, as a result of and to implement the legislation, certain federal and other governmental regulations will be adopted, amended or modified, and any such adoption, amendment or modification could result in, among other adverse things, more competition or increased operating expense for the Company.

    The FCC and relevant PUCs have the authority to regulate interstate and intrastate rates, respectively, ownership of transmission facilities, and the terms and conditions under which the Company's services are provided. Federal and state regulations and regulatory trends have had, and in the future are likely to have, both positive and negative effects on the Company and its ability to compete. In general, neither the FCC nor the relevant state PUCs currently regulate the Company's long distance rates or profit levels, but either or both may do so in the future. A move by the FCC toward lessened regulation has given AT&T, the largest long distance carrier in the U.S., increased pricing flexibility that has permitted it to compete more effectively with smaller long distance carriers, such as the Company. In addition, the commitments made by the U.S. government in the recently completed World Trade Organization negotiations will make it easier for certain foreign-affiliated carriers to provide service in competition with the Company. There can be no assurance that changes in current or future Federal or state regulations or future judicial changes would not have a material adverse effect on the Company.

    In order to provide their services, long distance carriers, including the Company, must generally purchase "access" from LECs to originate calls from and terminate calls in the local exchange telephone networks. Access charges presently represent a significant portion of the Company's network costs in all areas in which it operates. The FCC regulates interstate access charges while intrastate access charges are regulated by the relevant state PUCs. The FCC is currently considering how to reform its access charge rules. The access charge structure ultimately adopted by the FCC could have a material adverse effect on the Company, particularly if it imposes relatively greater costs on smaller carriers (such as the Company) compared to larger carriers (such as AT&T and MCI WorldCom).

    The Company currently competes with the RBOCs and other LECs such as GTE in the provision of "short haul" toll calls completed within a LATA. Subject to a number of conditions, the Telecommunications Act eliminated many of the restrictions which prohibited the RBOCs and GTE from providing long-haul, or local toll service, and thus the Company will face additional competition. To complete long-haul and short-haul toll calls, the Company must purchase "access" from the LECs. The Company must generally price its toll services at levels equal to or below the retail rates established by the LECs for their own short-haul or long-haul toll services. To the extent that the LECs are able to reduce the margin between the access costs to the Company and the retail toll prices charged by LECs, either by increasing access costs or lowering retail toll rates, or both, the Company will encounter adverse pricing and cost pressures in competing against LECs in both the short-haul and long-haul toll markets.

    DEPENDENCE ON EFFECTIVE INFORMATION SYSTEMS. The Company has determined that its current Information Systems are not sufficient. It has determined that the current Information Systems will need to be modified and supplemented and new Information Systems will need to be implemented in order for the Company to operate more effectively. The costs of the Information Systems improvements is anticipated to be approximately $3.5 to $4.0 million. If the proceeds of the Coast Loan are not available to fund this cost, the Company may not have sufficient capital resources to implement the improvements. There can be no assurances that the Company will have or, if necessary, be able to obtain the capital resources necessary to implement the improvements or that, if implemented; the improvements will function effectively. The failure to implement the improvements or the ineffectiveness of the improvements could result in, among other adverse things, the Company being unable to obtain and manage important data and information related to its business and operations.

    MINIMUM VOLUME COMMITMENTS AND SHORTFALLS. The Company has entered into a supply contract with MCI WorldCom for the long distance telecommunication services provided to its customers. To obtain favorable forward pricing from MCI WorldCom, the Company has committed to purchase certain minimum volumes of a variety of long distance services during the term of the contract. There can be no assurance that the Company will not incur shortfalls in the future or that it will be able to successfully renegotiate, or otherwise obtain relief from, its minimum volume commitments in the future. If future shortfalls occur, the Company may be required to make substantial payments without associated revenue from customers or MCI WorldCom may terminate service and commence formal action against the Company. Such payments are not presently contemplated in the Company's capital budgets and would be difficult to pay and could result in money being used to make this payment which would have otherwise been used in other important areas of the Company.


    Because of the Company's commitments to purchase fixed volumes of use from MCI WorldCom at predetermined rates, the Company could be adversely affected if MCI WorldCom were to lower the rates it makes available to the Company's target market without a corresponding reduction in the Company's rates. Similarly, the Company could be adversely affected if MCI WorldCom fails to adjust its overall pricing, including prices to the Company, in response to price reductions of other major carriers. MCI WorldCom has agreed to review rates charged to the Company but the language of the agreement states that MCI WorldCom is not legally obligated to lower the rates charged to the Company.


    CUSTOMER ATTRITION. Customer attrition is a problem inherent in the long distance industry. The Company believes it experiences customer attrition at levels less than industry average, nevertheless; the Company's revenue is adversely affected by customer attrition. The customer attrition experienced by the Company is attributable to a variety of factors, including the Company's termination of customers for non-payment and the marketing and sales initiatives of the Company's competitors such as, among other things, national advertising campaigns, telemarketing programs and the use of cash or other incentives. There can be no assurances that this attrition will not increase from current levels.



    RAPID TECHNOLOGICAL CHANGE. The telecommunications industry is characterized by rapidly evolving technology. The Company believes that its success will increasingly depend on its ability to offer, on a timely basis, new services based on evolving technologies and industry standards. There can be no assurance that the Company will have the ability or resources to develop the new services, that new technologies required for such services will be available to the Company on favorable terms or that such services and technologies will enjoy market acceptance. Further, there can be no assurance that the Company's competitors will not develop products or services that are technologically superior to those used by the Company or that achieve greater market acceptance. The development of any such superior technology by the Company's competitors, or the inability of the Company to successfully respond to such a development, could render the Company's existing products or services obsolete.



    DEPENDENCE UPON INTEGRITY OF CALL DATA RECORDS. The Company depends on the timeliness and accuracy of call data records provided to it by MCI WorldCom which supplies the Company with telecommunications services, and there can be no assurance that accurate information will consistently be provided on a timely basis. Failure of the Company to receive prompt and accurate call data records will impair the Company's ability to bill its customers on a timely basis. Such billing delays could impair the Company's ability to collect amounts owed by its customers. Due to the multitude of billing rates and discounts which suppliers must apply to the calls completed by the Company's customers, and due to routine logistical issues such as the addition or termination of customers, the Company regularly has disagreements with MCI WorldCom concerning the amounts invoiced for its customers' traffic. The Company pays MCI WorldCom according to its own calculation of the amounts owed as recorded on the computer tapes provided by MCI WorldCom. The Company's computations of amounts owed are frequently less than the amount shown on the MCI WorldCom's invoices. Accordingly, MCI WorldCom may consider the Company to be in arrears in its payments until the amount in dispute is resolved. Although these disputes have generally been resolved on terms favorable to the Company, there can be no assurance that this will continue to be the case. Future disputes, which are not resolved favorably to the Company, could have a material adverse effect on the Company's financial and operating performance.

    LACK OF RETURNS ON INVESTMENT. From July 31, 1994 until December 31, 1997, the Company declared quarterly distributions to its shareholders on the shares of Common Stock and accrued distribution amounts payable to Messrs. Freeny and Thompson for distributions declared from July 1995 through December 1997. The Company does not anticipate paying any other cash dividends or distributions in the foreseeable future and anticipates that future earnings will be retained to repay outstanding indebtedness and to finance operations. As a result, the only way that a shareholder can get any return on its investment in Common Stock is by disposing such Common Stock for which as discussed below, there is currently no established public trading market. Furthermore, the terms of the Coast Loan limit the payment of any returns of capital or other dividends or distributions to its shareholders.

    NO PUBLIC MARKET; ILLIQUIDITY. There is no established public trading market for the shares of Common Stock and the Company currently does not intend to seek inclusion of the shares of Common Stock in any established public trading market. As a result, a holder of shares of Common Stock will not easily or at all be able to dispose of his shares of Common Stock and must bear the economic risk of their investment for an indefinite period of time. Further restricting liquidity of the Common Stock is a right of first refusal provided for in the bylaws of the Company in favor of the Company and certain stockholders with respect to any sales of Common Stock by its shareholders. There can be no assurances that an established public trading market will ever exist for the shares of Common Stock or that a shareholder will be able to dispose of his shares of Common Stock through any other methods.

    FORWARD-LOOKING STATEMENTS. Certain statements contained in this Form 10 are not based on historical facts, but are forward-looking statements that are based upon numerous assumptions as of the date of this Form 10 that could prove to be inaccurate. When used in this Form 10, the words "anticipate", "believe", "estimate", "expect", "will", "could", "may" and similar expressions, as they relate to management or the Company, are intended to identify forward-looking statements. Such statements reflect the current views of management with respect to future events and are subject to certain risks, uncertainties and assumptions, including those described in "The Company -- Risk Factors" herein. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein.

ITEM 2. FINANCIAL INFORMATION

                SELECTED HISTORICAL FINANCIAL AND OPERATING DATA


    The historical financial data presented in the following table for and at the end of the three-month periods ended March 31, 1999 and 2000 are derived from the unaudited consolidated financial statements of the Company. In the opinion of management of the Company, such unaudited consolidated condensed financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial data for such periods. The results for the three months ended March 31, 2000 are not necessarily indicative of the results to be achieved for the full year.

    The historical financial data for the years ended December 31, 1995, 1996, 1997, 1998 and 1999 are derived from the audited consolidated financial statements of the Company. This information is not necessarily indicative of the company's future performance. The data presented below should be read in conjunction with the Company's consolidated financial statements and the notes thereto included elsewhere herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations."




                                                                                 YEAR ENDED DECEMBER 31,
                                                       --------------------------------------------------------------------------
                                                          1995            1996            1997            1998            1999
                                                       ----------      ----------      ----------      ----------      ----------

STATEMENT OF OPERATIONS DATA:

Net Sales ........................................     $   59,313      $  100,858      $  113,351      $  124,232      $  114,661
                                                       ----------      ----------      ----------      ----------      ----------

Operating expenses:
  Cost of telecommunication services .............         35,088          48,748          44,711          48,787          53,050
                                                       ----------      ----------      ----------      ----------      ----------
  Cost of telecommunication services
      Provided by related parties ................             --           4,685          13,529          14,736           1,469
                                                       ----------      ----------      ----------      ----------      ----------
  Selling, general and administrative ............         21,059          36,194          44,530          49,368          48,028
                                                       ----------      ----------      ----------      ----------      ----------
  Selling, general and administrative
      To related parties .........................         11,222           9,977           5,893           6,805              --
                                                       ----------      ----------      ----------      ----------      ----------

  Depreciation and amortization ..................            375             593             683           2,102           2,899
                                                       ----------      ----------      ----------      ----------      ----------
      Total operating expenses ...................         67,744         100,197         109,346         121,798         105,446
                                                       ----------      ----------      ----------      ----------      ----------



Operating income (loss) ..........................         (8,431)            661           4,005           2,434           9,215
                                                       ----------      ----------      ----------      ----------      ----------
Other income and (expense):
  Interest expense and other financing charges ...           (441)         (1,536)         (3,245)         (4,993)         (4,873)
                                                       ----------      ----------      ----------      ----------      ----------
  Interest expense and other financing charges
      Incurred to related parties ................            (42)           (297)           (924)           (974)           (698)
                                                       ----------      ----------      ----------      ----------      ----------
  Loss on loans and other receivables ............             --            (200)             --            (552)            182
                                                       ----------      ----------      ----------      ----------      ----------
  Impairment loss on asset held for disposal .....             --              --              --            (215)           (103)
                                                       ----------      ----------      ----------      ----------      ----------
  Equity in income (losses) of affiliates ........            135              28             (99)             41              --
                                                       ----------      ----------      ----------      ----------      ----------
  Other income ...................................            111              86              14              59              95
                                                       ----------      ----------      ----------      ----------      ----------
  Income (loss) before income tax (benefit) ......         (8,668)         (1,258)           (249)         (4,200)          3,818
                                                       ----------      ----------      ----------      ----------      ----------
  Income tax expense (benefit) ...................         (3,371)           (396)             92            (643)          1,905
                                                       ----------      ----------      ----------      ----------      ----------
  Net income (loss) ..............................     $   (5,297)     $     (862)     $     (341)     $   (3,557)     $    1,913
                                                       ----------      ----------      ----------      ----------      ----------

Earnings (loss) per share:
  Basic ..........................................     $    (9.75)     $    (3.79)     $    (1.01)     $    (4.22)     $     2.50
                                                       ----------      ----------      ----------      ----------      ----------

  Diluted ........................................     $    (9.75)     $    (3.79)     $    (1.01)     $    (4.33)     $     2.14
                                                       ----------      ----------      ----------      ----------      ----------

CASH FLOWS:
  Operating activities ...........................     $   (5,014)     $    1,489      $   (1,624)     $    7,118      $   (1,664)
                                                       ----------      ----------      ----------      ----------      ----------
  Investing activities ...........................           (618)           (294)           (922)           (148)         (2,806)
                                                       ----------      ----------      ----------      ----------      ----------
  Financing activities ...........................          2,815            (967)          2,008          (6,350)          4,826
                                                       ----------      ----------      ----------      ----------      ----------

BALANCE SHEET DATA:
  Total assets ...................................     $   18,654      $   20,961      $   24,554      $   25,517      $   31,109
                                                       ----------      ----------      ----------      ----------      ----------
  Working capital (deficit) ......................         (6,592)        (18,321)        (20,811)        (23,590)        (22,217)
                                                       ----------      ----------      ----------      ----------      ----------
  Total long-term debt ...........................         14,217           5,494           9,062          10,244          13,959
                                                       ----------      ----------      ----------      ----------      ----------
  Total stockholder's deficit(1) .................        (13,360)        (16,827)        (22,612)        (25,971)        (23,229)
                                                       ----------      ----------      ----------      ----------      ----------


OTHER FINANCIAL DATA:
  EBITDA(2) ......................................     $   (8,056)     $    1,254      $    4,688      $    4,536      $   12,114
                                                       ----------      ----------      ----------      ----------      ----------
                                                          THREE MONTHS ENDED
                                                               MARCH 31,
                                                       --------------------------
                                                          1999            2000
                                                       ----------      ----------

STATEMENT OF OPERATIONS DATA:

Net Sales ........................................     $   29,040      $   26,362
                                                       ----------      ----------

Operating expenses:
  Cost of telecommunication services .............         13,479          11,952
                                                       ----------      ----------
  Cost of telecommunication services
      Provided by related parties ................          1,469              --
                                                       ----------      ----------
  Selling, general and administrative ............         11,549          11,850
                                                       ----------      ----------
  Selling, general and administrative
      To related parties .........................             --              --
                                                       ----------      ----------

  Depreciation and amortization ..................            937           1,050
                                                       ----------      ----------
      Total operating expenses ...................         27,434          24,852
                                                       ----------      ----------



Operating income (loss) ..........................          1,606           1,510
                                                       ----------      ----------
Other income and (expense):
  Interest expense and other financing charges ...         (1,225)         (1,154)
                                                       ----------      ----------
  Interest expense and other financing charges
      Incurred to related parties ................           (175)           (153)
                                                       ----------      ----------
  Loss on loans and other receivables ............             --              --
                                                       ----------      ----------
  Impairment loss on asset held for disposal .....             --              --
                                                       ----------      ----------
  Equity in income (losses) of affiliates ........             --              --
                                                       ----------      ----------
  Other income ...................................            211              38
                                                       ----------      ----------
  Income (loss) before income tax (benefit) ......            417             241
                                                       ----------      ----------
  Income tax expense (benefit) ...................            401             120
                                                       ----------      ----------
  Net income (loss) ..............................     $       16      $      121
                                                       ----------      ----------

Earnings (loss) per share:
  Basic ..........................................     $      .02      $      .10
                                                       ----------      ----------

  Diluted ........................................     $      .02      $      .08
                                                       ----------      ----------

CASH FLOWS:
  Operating activities ...........................     $   (1,534)     $      969
                                                       ----------      ----------
  Investing activities ...........................            386          (1,167)
                                                       ----------      ----------
  Financing activities ...........................            556             564
                                                       ----------      ----------

BALANCE SHEET DATA:
  Total assets ...................................     $   30,614      $   30,614
                                                       ----------      ----------
  Working capital (deficit) ......................        (26,293)        (24,387)
                                                       ----------      ----------
  Total long-term debt ...........................         11,758          11,379
                                                       ----------      ----------
  Total stockholder's deficit(1) .................        (25,954)        (22,741)
                                                       ----------      ----------


OTHER FINANCIAL DATA:
  EBITDA(2) ......................................     $    2,543      $    2,560
                                                       ----------      ----------

----------

     (1)  Dividends were declared through December 31, 1997. See "Dividend
          Policy."


     (2) EBITDA (earnings before interest, taxes, depreciation and amortization) consists of net sales less cost of telecommunication services and selling, general and administrative expenses. EBITDA is provided because it is a measure commonly used by investors to analyze and compare companies on the basis of operating performance. EBITDA is presented to enhance an understanding of the Company's operating results and is not intended to represent cash flows or results of operations in accordance with generally accepted accounting principles ("GAAP") for the periods indicated. EBITDA is not a measurement under GAAP and is not necessarily comparable with similarly titled measures for other companies.


          AMERIVISION COMMUNICATIONS, INC. MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL


     The Company provides domestic long distance and other telecommunications services, primarily to residential users. Since its formation in 1991, the Company's annual long distance telephone volume has grown from approximately $1.0 million in net sales in 1991 to over $114.7 million in net sales in 1999. Substantially all of this growth is attributable to the increase in the Company's subscriber base. The Company's subscriber base has increased from approximately 30,000 subscribers at the beginning of 1994 to approximately 550,000 subscribers at March 31, 2000. The Company does not, however, expect its revenues or subscriber base to continue to grow at this rate in the future and has in fact experienced a decline in the subscriber base recently. See "-Results of Operation- Three Months Ended March 31, 2000 Compared to Three Months Ended March 31, 1999." The net sales for the three months ended March 31, 1999 totaled $29.0 million compared to $26.4 million for the three months ended March 31, 2000.

     From its inception through December 31, 1998, the Company had incurred cumulative net operating losses totaling approximately $12.1 million. During the year ended December 31, 1999, the Company generated net income of $1.9 million, which was achieved from reductions in operating expenses. The Company's accumulated stockholders' deficiency increased from approximately $22.6 million at December 31, 1997 to approximately $26.0 million at December 31, 1998. The net income of $1.9 million during 1999 contributed to the decrease in accumulated stockholders' deficiency to approximately $23.2 million at December 31, 1999. The net income generated during the three months ended March 31, 2000 also contributed to the decrease in accumulated stockholders' deficiency to approximately $22.7 million at March 31, 2000. In addition to the net operating losses, the accumulated deficit has been attributed to the Company's declaration of quarterly distributions to its stockholders during 1994 through 1997 totaling approximately $19.0 million. Furthermore, the Company's current liabilities exceeded its current assets by approximately $20.8 million, $23.6 million, $22.2 million, and $24.4 million at December 31, 1997, 1998, 1999 and at March 31, 2000, respectively. These factors among others may indicate that the Company may be unable to continue as a going concern for a reasonable period of time. See "Note J to the Consolidated Financial Statements."



    The growth in the Company's long distance revenues and customer base is attributable to the Company's marketing efforts. The Company entered into agreements or made strategic alliances with various non-profit organizations. From the first quarter of 1993 through the middle of 1996, the Company relied almost exclusively on the telemarketing efforts of VisionQuest, a related entity in which the Company owned an equity interest, to solicit and acquire new long distance customers. The non-profit organizations would provide the Company and VisionQuest with its membership rosters, and VisionQuest would direct its telemarketing services to those individuals. The Company has decreased the use of telemarketing for its marketing efforts and began, in the middle of 1996, to increase its own marketing related efforts through direct mail, television and radio advertising, including sponsorship of various radio and television programs for the organizations whose members subscribe to the Company's long distance services. These marketing efforts as well as telemarketing are currently being utilized by the Company to solicit and acquire new long distance customers.



    Sales commissions are paid to both employees and independent contractors. Salespersons earn commissions based upon a percentage of the commissionable, billable traffic generated by the non-profit organizations for which the salesperson has been assigned. The total sales commission for each non-profit organization is approximately 5.0%. This payment is generally split among several people, including the outside salesperson that is the primary contact with the non-profit organization and the inside salesperson that is responsible for working with the outside salesperson in servicing the accounts. Although the Company has approximately 150 salespersons and employees who receive commissions, approximately 55.0%, 59.0%, 66% and 65% of total commissions were earned by the top 10 salespersons in 1997, 1998, 1999 and for the three months ended March 31, 2000, respectively.





    The Company bills its customers under several different methods. Some customers receive their long distance bills directly from the Company. The Company also has billing and collection agreements with several of the RBOCs. Customers who are billed through the RBOCs receive their long distance phone bill with their local phone bill from the RBOC. The Company also utilizes two third party billing and collection services for customer billings through other LECs or RBOCs with whom the Company does not have a separate billing and collection agreement.


    Although the Company does not own or operate its own long distance network, effective February 1, 1999 the Company began operating the switching assets and related personnel of Hebron, which includes telecommunications switches in Oklahoma City and Chicago. The Company purchased the switches in April 2000 under terms of an asset purchase agreement with Hebron. This allows the Company to originate and terminate certain long distance calls. MCI WorldCom carries the majority of the Company's long distance traffic. The Company pays its carriers based on the type of calls, time of certain calls, duration of calls, the terminating phone numbers, and the terms of the Company's contract in effect at the time of the calls. In addition to residential long distance service, the Company also offers its customers other telecommunication services such as paging, Internet access services, calling cards, prepaid phone cards and toll-free service.


    The Company rebates a percentage, approximately 10.0%, of the customer's gross billings to a non-profit organization selected by the customer but approved by the Company. Gross billings include all revenues, except international long distance calls.


    Beginning in the fourth quarter of 1996, the Company began offering a "Non-Profit Organization Bonus Sign-Up" program in certain instances. During the years ended December 31, 1997, 1998, 1999 and for the three months ended March 31, 2000 total bonus sign up expense was $311,000, $283,000, $42,000 and $2,130, respectively.


    Selling, general and administrative expenses include billing fees charged by LECs and other third party billing and collection companies, bad debts, commissions to salespersons, advertising and telemarketing expenses, customer service and support, and other general overhead expenses.

    Interest expense includes the cost of financing the Company's accounts receivables and loans from individuals.

    The Company has recognized a net deferred tax for the tax effects of temporary differences and net operating loss carryforwards, to the extent that the Company has determined that it is more likely than not that it will realize those tax benefits.


    PICC Fees.

    In 1996, the Federal Communications Commission adopted regulations implementing the Telecommunications Act enacted that year. To support universal service, carriers are required to contribute certain percentages of their annual gross receipts to fund the High Cost Fund, the Schools and Libraries Fund, and the Low Income Fund. The FCC has allowed carriers to offset these charges by passing them through to their customers. In addition, the FCC adopted a Primary Interexchange Carrier Charge ("PICC") to allow LECs to recover through non-usage-sensitive charges certain costs associated with long distance carriers having access to LEC networks. The FCC has also allowed the long distance carriers to offset these amounts by passing these charges on to their customers. In May 2000, the FCC adopted an order which consolidates PICC charges with certain other subscriber charges and initially decreases the charges effective July 1, 2000 and then annually increases such charges. The Company is in the process of analyzing the impact of these changes which are not expected to be material.


RESULTS OF OPERATIONS


THREE MONTHS ENDED MARCH 31, 2000 COMPARED TO THREE MONTHS ENDED MARCH 31, 1999

    The following table sets forth for the three-month periods indicated the percentage of net sales represented by certain items in the Company's statements of operations:




                                                               THREE MONTHS ENDED MARCH 31,
                                                               ----------------------------
                                                                  1999             2000
                                                               ----------       ----------

Net sales ................................................          100.0%           100.0%
                                                               ----------       ----------

Operating expenses:
     Cost of telecommunication services ..................           51.5%            45.3%
                                                               ----------       ----------
     Selling, general and administrative expenses ........           39.8%            45.0%
                                                               ----------       ----------
     Depreciation and amortization expense ...............            3.2%             4.0%
                                                               ----------       ----------
          Total operating expenses .......................           94.5%            94.3%
                                                               ----------       ----------

Income from operations ...................................            5.5%             5.7%
                                                               ----------       ----------

Interest expense .........................................           (4.8)%           (4.9)%
                                                               ----------       ----------

Other income .............................................            0.7%             0.1%
                                                               ----------       ----------

Income (loss) before income tax (benefit) ................            1.4               .9%
                                                               ----------       ----------

Income tax expense (benefit) .............................            1.3%              .5%
                                                               ----------       ----------

Net income (loss) ........................................             .1%              .4%
                                                               ----------       ----------

    Net Sales: Net sales decreased 9.2% to $26.4 million for the three months ended March 31, 2000 from $29.0 million for the three months ended March 31, 1999. This decrease was the result of a decrease in total minutes of traffic and a reduction in minutes under certain rate plans, which are billed at a higher per minute rate. Total billable minutes were approximately 138 million minutes for the three months ended March 31, 2000 compared to 156 million minutes for the three months ended March 31, 1999, a decrease of 11.5%.

    The Company believes it is more cost effective to bill its residential customers who have smaller than average phone bills through the LECs as opposed to billing them directly. As a result, a greater percentage of customers who are billed directly by the Company are the commercial customers or residential customers who generate larger than average monthly phone bills. Approximately 72.0% of net sales were billed through the LECs or other billing and collection services for the three months ended March 31, 2000, compared to 76.0% for the three months ended March 31, 1999. Customers receiving their bills directly from the Company were approximately 28.0% for the three months ended March 31, 2000 compared to 24.0% for the same period in 1999.

    Cost Of Telecommunication Services: The Company's cost of sales are variable costs based on amounts paid by the Company to its providers for its customers' long distance usage, as well as the amounts paid to providers for customer service and support. For the three months ended March 31, 2000, the Company's overall cost per minute decreased as compared to the three months ended March 31, 1999. This decrease resulted from rate reductions received by the Company from its switchless carrier and due to the fact that the Company gained operating efficiencies as it began operating the switches during February 1999, which were previously operated by Hebron. During the three months ended March 31, 2000 and 1999, the amounts and relative percentage of net sales to each of its providers was as follows:

                                            THREE MONTHS ENDED MARCH 31,
                              ----------------------------------------------------------
                                         1999                           2000
                              ---------------------------    ---------------------------
                                AMOUNT      PERCENTAGE OF      AMOUNT      PERCENTAGE OF
                                (000'S)       NET SALES        (000'S)       NET SALES
                              ----------    -------------    ----------    -------------
MCI WorldCom ............     $    9,462           32.6%     $    6,175           23.4%
                              ----------     ----------      ----------     ----------
Hebron ..................          1,469            5.1%             --             --%
                              ----------     ----------      ----------     ----------
Switched Operations .....          2,248            7.7%          2,863           10.9%
                              ----------     ----------      ----------     ----------
PICC/USF Fees ...........          1,769            6.1%          2,914           11.0%
                              ----------     ----------      ----------     ----------
   Totals ...............     $   14,948           51.5%     $   11,952           45.3%
                              ----------     ----------      ----------     ----------

    MCI WorldCom: The Company's overall percentage usage of MCI WorldCom decreased as a result of the Company beginning to operate, effective February 1, 1999 the switches previously operated by Hebron. The Company purchased the switches on April 1, 2000 under terms of an asset purchase agreement with Hebron. For the three months ended March 31, 2000, total minutes of usage from MCI WorldCom were approximately 113 million minutes compared to approximately 117 million minutes for the same period in 1999, a decrease of 3.5% resulting from the switch purchase.

    Hebron: The decrease in cost of sales to Hebron is attributable to the decreased minutes of usage to approximately 12 million minutes for the three months ended March 31, 1999 resulting from the Company assuming operation of the switches.

    Switched Operations: Effective February 1, 1999 the Company began operating the switching assets and related personnel of Hebron, which includes telecommunications switches in Oklahoma City and Chicago. The total minutes of usage for switched operations for the three months ended March 31, 2000 were 36 million minutes.

    PICC/USF Fees: These expenses increased for the three months ended March 31, 2000 compared to the same period in 1999 because the rates were increased during July 1999.


    Selling, General and Administrative Expenses: The significant components of selling, general and administrative expenses include the following:

                                                            THREE MONTHS ENDED MARCH 31,
                                             ----------------------------------------------------------
                                                        1999                           2000
                                             ---------------------------    ---------------------------
                                               AMOUNT      PERCENTAGE OF      AMOUNT      PERCENTAGE OF
                                               (000'S)       NET SALES        (000'S)       NET SALES
                                             ----------    -------------    ----------    -------------
Billing fees and charges ...............     $    2,605            9.0%     $    2,327            8.8%
                                             ----------     ----------      ----------     ----------
Advertising expense ....................            955            3.3%            737            2.8%
                                             ----------     ----------      ----------     ----------
Other general and administrative .......          5,548           19.1%          6,568           24.9%
                                             ----------     ----------      ----------     ----------
Telemarketing expense ..................            179             .6%            297            1.1%
                                             ----------     ----------      ----------     ----------
Rebates to non-profit organizations ....          2,262            7.8%          1,921            7.3%
                                             ----------     ----------      ----------     ----------
   Totals ..............................     $   11,549           39.8%     $   11,850           44.9%
                                             ----------     ----------      ----------     ----------



    Billing Fees and Charges: Billing fees and charges include the contractual billing fees and bad debts charged by LEC's and other third party billing companies. During 1998, in an effort to improve the timing of cash flows, the Company utilized the third party billing and collection services of Billing Information Concepts ("BIC") and Hold Billing Services ("Hold") for a percentage of its billings. However, the Company increased its direct billings during 1999. Total billings processed through BIC and Hold were approximately 20.0% of net sales for the three months ended March 31, 2000 compared to 32.0% of net sales for the three months ended March 31, 1999. Applicable billing charges from BIC and Hold were approximately 2.7% and 3.6% of net sales for the three months ended March 31, 2000 and 1999, respectively.

    Advertising Expense: Advertising expenses decreased 22.8% to $737,000 for the three months ended March 31, 2000 compared to $955,000 for the three months ended March 31, 1999 due to the Company curtailing its advertising expenses. The Company utilizes direct mail, radio, television and other forms of advertising to acquire new customers.

    Other General and Administrative Expense: Other general and administrative expenses increased by approximately 18.4% for the three months ended March 31, 2000 as compared to the same period in 1999 due to additional wages related to an increase in personnel on the Company's management team, with some offset in reductions in commissions to salespersons.

    Rebates to Non-Profit Organizations: During the three months ended March 31, 2000, rebates to non-profit organizations decreased by approximately 15.1% to $1.9 million compared to $2.3 million for the same period in 1999. The majority of the decrease is due to a 4% bad debt factor utilized to reduce the commissionable revenues and a decrease in additional discretionary commission amounts, set by management to maintain a more constant rebate amount to the non-profit organizations. As of March 31, 2000, the Company was affiliated with approximately 36,000 organizations for its rebate program, compared to approximately the same number of organizations as of March 31, 1999. For the three months ended March 31, 2000 and 1999, approximately 37.9% and 39.2%, respectively, of total rebates were paid to the top ten organizations.

    Depreciation and Amortization: Depreciation and amortization expense increased 10.8% to $1.0 million for the three months ended March 31, 2000 compared to $937,000 for the same period in 1999. This increase is attributable to an increase in the value of the Company's property and equipment primarily due to recording the purchase of switch and Internet equipment associated with the Hebron transaction and the additions for the new call center.

    Interest Expense and Other Finance Charges: Interest expense decreased 6.6% to $1.3 million for the three months ended March 31, 2000 compared to $1.4 million for the same period in 1999. This decrease is attributable to an increase in borrowings related to the Company's credit facility partially offset by a decrease in the average applicable interest rates for the three months ended March 31, 2000 as compared to same earlier period.

    Other Income (Expense): For the three months ended March 31, 2000, interest income and rental income decreased to $38,000 compared to $211,000 for the same period in 1999. However, the recoveries of certain non-recurring items totaling $210,000 were recorded as income in 1999, which related to an accounts receivable loss and an impairment loss previously written off.

    Income Tax Expense (Benefit): For the three months ended March 31, 2000 the Company recorded a deferred income tax expense of approximately $120,000 and $401,000 for the three months ended March 31, 2000 and 1999, respectively. The income tax benefits recognized in the financial statements consist primarily of the deferred tax effects of the temporary differences between the financial and tax bases of assets and liabilities, and net operating loss carryforwards. The Company believes that it will realize the tax benefits of net operating loss carryforwards within the period allowed under Federal tax laws (15 years).

    Net Income (Loss): During the three months ended March 31, 2000 and 1999, the Company reported net income of $121,000 and $16,000, respectively.

                STATEMENTS OF OPERATIONS DATA FOR THE YEARS ENDED
                        DECEMBER 31, 1997, 1998 AND 1999:


    The following table sets forth for the years indicated the percentage of net sales represented by certain items in the Company's statements of operations:


                                                                   YEARS ENDED DECEMBER 31,
                                                         --------------------------------------------
                                                            1997             1998             1999
                                                         ----------       ----------       ----------

Net sales ..........................................          100.0%           100.0%           100.0%
                                                         ----------       ----------       ----------

Operating expenses:
     Cost of telecommunication services ............           51.4%            51.1%            47.5%
                                                         ----------       ----------       ----------
     Selling, general and administrative expenses ..           44.5%            45.2%            41.9%
                                                         ----------       ----------       ----------
     Depreciation and amortization expense .........            0.6%             1.7%             2.5%
                                                         ----------       ----------       ----------
          Total operating expenses .................           96.5%            98.0%            91.9%
                                                         ----------       ----------       ----------

Income from operations .............................            3.5%             2.0%             8.1%
                                                         ----------       ----------       ----------

Interest expense ...................................           (3.7)%           (4.8)%           (4.9)%
                                                         ----------       ----------       ----------

Other income (expense) .............................             --%            (0.6)%            0.1%
                                                         ----------       ----------       ----------

Loss before income tax (benefit) ...................           (0.2)%           (3.4)%            3.3%
                                                         ----------       ----------       ----------

Income tax expense (benefit) .......................            0.1%            (0.5)%            1.6%
                                                         ----------       ----------       ----------

Net loss ...........................................           (0.3)%           (2.9)%            1.7%
                                                         ----------       ----------       ----------



YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

    Net Sales: Net sales decreased 7.6% to $114.7 million in 1999 compared to $124.2 million in 1998. This decrease was the result of a decrease in billable minutes and the customer base. Total billable minutes were approximately 611 million minutes in 1999 compared to 635 million minutes in 1998, a decrease of 3.8%. PICC and USF fees billed to customers totaled $11.2 million in 1999, compared to $10.1 million in 1998. The increase was the result of a full year implementation in 1999 and an increase in the rates in July 1999.

    The Company believes it is more cost effective to bill its residential customers who have smaller than average phone bills through the LECs as opposed to billing them directly. As a result, a greater percentage of customers who are billed directly by the Company are the commercial customers or residential customers who generate larger than average monthly phone bills. Approximately 76.0% of net sales were billed through the LECs or other billing and collection services in 1999, compared to 77.0% in 1998. Customers receiving their bills directly from the Company were approximately 24.0% in 1999 compared to 23.0% in 1998.

    Cost Of Telecommunication Services: The Company's cost of sales are variable costs based on amounts paid by the Company to its providers for its customers' long distance usage. For the year ended December 31, 1999, the Company's overall cost per minute as compared to 1998 decreased by 13.2%. During the years ended December 31, 1999 and 1998, the amounts and relative percentage of net sales to each of its providers was as follows:



                                              YEARS ENDED DECEMBER 31,
                              ---------------------------------------------------------
                                        1998                           1999
                              --------------------------     --------------------------
                                AMOUNT     PERCENTAGE OF       AMOUNT     PERCENTAGE OF
                                (000'S)      NET SALES         (000'S)      NET SALES
                              ----------   -------------     ----------   -------------
MCI WorldCom ............     $   41,650           33.5%     $   31,178           27.2%
                              ----------     ----------      ----------     ----------
Hebron ..................         14,736           11.9%          1,469            1.2%
                              ----------     ----------      ----------     ----------
PICC/USF Fees ...........          7,137            5.7%         10,070            8.8%
                              ----------     ----------      ----------     ----------
Switched Operations .....             --             --          11,802           10.3%
                                                             ----------     ----------
   Totals ...............     $   63,523           51.1%     $   54,519           47.5%
                              ----------     ----------      ----------     ----------



    MCI WorldCom: The Company's overall percentage usage of MCI WorldCom during 1999 as compared to 1998 declined as a result of the Company's total billable minutes and total customer base. During 1999 total minutes of usage from MCI WorldCom were approximately 439 million minutes and during 1998, total minutes of usage from MCI WorldCom were approximately 475 million minutes.

    Hebron: The decrease in cost of sales to Hebron is attributable to the decreased minutes of usage, from approximately 12 million minutes in 1999 compared to 208 million minutes in 1998. The decrease results from the Company assuming operation of the switches in February 1999.

    PICC/USF Fees: These expenses increased for the year ended December 31, 1999 compared to the same period in 1998 because the collection of these fees was implemented in 1998, and many carriers and LEC's did not bill in the first month or so of 1998. In addition, the rates were increased in July 1999. See "General
- PICC Fees."

    Switched Operations: These expenses reflect the cost of the Company operating the switches from February 1, 1999 as opposed to previously purchasing the minutes from Hebron.


    Selling, General and Administrative Expenses: The significant components of selling, general and administrative expenses include the following:


                                                             YEARS ENDED DECEMBER 31,
                                             ---------------------------------------------------------
                                                       1998                           1999
                                             --------------------------     --------------------------
                                               AMOUNT     PERCENTAGE OF       AMOUNT     PERCENTAGE OF
                                               (000'S)      NET SALES         (000'S)      NET SALES
                                             ----------   -------------     ----------   -------------
Billing fees and charges ...............     $   12,580           10.1%     $    9,410            8.2%
Advertising expense ....................          5,107            4.1%          3,688            3.3%
Other general and administrative .......         20,923           16.8%         25,142           21.9%
Related party telemarketing expense ....          6,805            5.5%             --             --
Telemarketing expense ..................             --             --             951             .8%
Rebates to non-profit organizations.....         10,758            8.7%          8,837            7.7%
                                             ----------     ----------      ----------     ----------
   Totals ..............................     $   56,173           45.2%     $   48,028           41.9%
                                             ----------     ----------      ----------     ----------



    Billing Fees and Charges: Billing fees and charges include the contractual billing fees and bad debts charged by LECs and other third party billing companies. During 1999, the Company decreased its utilization of third party billing and collection services of Zero Plus Dialing ("ZPDI") and Hold for a percentage of its billings as compared to 1998. Total billings processed through ZPDI and Hold decreased to approximately 25.7% of net sales in 1999 compared to 35.0% of net sales in 1998. Applicable billing charges from ZPDI and Hold were approximately 2.7% and 4.6% of net sales in 1999 and 1998, respectively.

    Advertising Expense: Advertising expense decreased in 1999 to $3.7 million, compared to $5.1 million in 1998, a decrease of 27.8% due to the Company curtailing its advertising expenses.

    Other General and Administrative Expense: Other general and administrative expenses increased by approximately 14.0% during 1999 compared to 1998 due to increased fees for professional and other services and due to additional wages related to an increase in personnel on the Company's management team, with some offset in reductions in commissions to salespersons.

    Telemarketing Expense to Related Party: The Company incurred no related party telemarketing expense during 1999 compared to $6.8 million during 1998. This decrease was due from moving telemarketing from utilization of VisionQuest to being conducted by the Company and due to reduced telemarketing activity. During 1998, reimbursement of 100% of corporate overhead expenses incurred by VisionQuest were approximately $4.7 million, representing 3.8% of net sales.

    Telemarketing Expense: The Company incurred telemarketing costs of $951,000 in 1999 as it began conducting telemarketing operations internally at the end of 1999 in conjunction with the opening of a new call center located in Tahlequah, Oklahoma. The new call center allows the Company to better manage the costs of telemarketing and control the productivity of the telemarketing personnel.

    Rebates to Non-Profit Organizations: During 1999, rebates to non-profit organizations decreased by approximately 17.9%, to $8.8 million in 1999 compared to $10.8 million in 1998. The majority of the decrease is due to a 4% bad debt factor utilized to reduce the commissionable revenues and a decrease in additional discretionary commission amounts, set by management to maintain a more constant rebate amount to the non-profit organizations. At the end of 1999, the Company was affiliated with approximately 35,000 organizations for its rebate program, compared to a similar number of organizations at the end of 1998. For 1999 and 1998, approximately 40.0% and 42.0%, respectively, of total rebates were paid to the top ten organizations.

    Depreciation and Amortization: Depreciation and amortization expense increased 65.5% to $3.5 million in 1999 compared to $2.1 million in 1998. This increase is attributable to an increase in the value of the Company's property and equipment primarily due to recording the purchase of switch and Internet equipment associated with the Hebron transaction and the amortization of not to compete covenants contained in certain separation agreements.

    Interest Expense and Other Finance Charges: Interest expense and other finance charges decreased to $5.6 million in 1999 compared to $6.0 million in 1998. This decrease is attributable to an increase in borrowings related to the Company's credit facility partially offset by a decrease in the average applicable interest rates for the year ended December 31, 1999 as compared to same earlier period.

    Other Income (Expense): Interest income and rental income increased to $95,000 during 1999 compared to $59,000 in 1998, principally as a result of the Company having more cash to invest in 1999, and partially offset by a decrease in interest on notes receivable from VisionQuest in 1998. The Company's equity in income and in the net loss incurred by VisionQuest in 1998 was approximately $41,000. In 1998, the Company relocated substantially all of its corporate offices from a building that it owned to an adjacent building owned by Hebron. The Company decided to sell this building, and obtained an appraisal in 1998. As a result of the appraisal, the Company determined that the carrying amount of the building was impaired, and accordingly, recognized a pre-tax loss of $215,000 in its 1998 financial statements. Upon the sale of the building in February 1999, the Company recorded a recovery of this loss of $22,000. During 1997 and 1998, the Company provided billing and collection services for an unrelated third party. The Company discontinued providing these services in October 1998. At that time, the Company had made outstanding advances to this third party totaling approximately $552,000. The Company determined that it was not likely that it would collect these advances, and wrote the entire receivable off as of December 31, 1998. In March 1999, the Company did recover approximately $182,000 of this receivable, but does not anticipate and is not pursuing collections of the remaining $370,000.

    Income Tax Expense (Benefit): In 1999 the Company recorded a deferred income tax expense of approximately $1.9 million, and in 1998, the Company recorded a deferred income tax benefit of approximately $643,000. The income tax benefits recognized in the financial statements consist primarily of the deferred tax effects of the temporary differences between the financial and tax bases of assets and liabilities, and net operating loss carryforwards. The Company believes that it will realize the tax benefits of net operating loss carryforwards within the period allowed under Federal tax laws (15 years).

    Net Income (Loss): During the year ended December 31, 1999 the Company incurred net income of $1.9 million and in 1998, the Company incurred a net loss of $3.6 million.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

    Net Sales: Net sales increased 9.6% to $124.2 million in 1998 compared to $113.4 million in 1997. This increase was the result of PICC and USF revenues in the amount of $10.1 million, which began in 1998 and an increase in billable minutes and the customer base. Total billable minutes were approximately 635 million minutes in 1998 compared to 616 million minutes in 1997, an increase of 3.1%.

    The Company believes it is more cost effective to bill its residential customers who have smaller than average phone bills through the LECs as opposed to billing them directly. As a result, a greater percentage of customers who are billed directly by the Company are the commercial customers or residential customers who generate larger than average monthly phone bills. In 1997, the Company began billing a larger percentage of its customers through the LECs and other billing and collection services. Approximately 77.0% of net sales were billed through the LECs or other billing and collection services in 1998, compared to 73.0% in 1997. Customers receiving their bills directly from the Company were approximately 23.0% in 1998 compared to 27.0% in 1997.

    Cost Of Telecommunication Services: The Company's cost of sales are variable costs based on amounts paid by the Company to its providers for its customers' long distance usage. For the year ended December 31, 1998, the Company's overall cost per minute as compared to 1997 decreased by 8%. During the years ended December 31, 1998 and 1997, the amounts and relative percentage of net sales to each of its providers was as follows:

                                             YEARS ENDED DECEMBER 31,
                              ---------------------------------------------------------
                                        1997                          1998
                              --------------------------     --------------------------
                                AMOUNT     PERCENTAGE OF       AMOUNT     PERCENTAGE OF
                                (000'S)      NET SALES         (000'S)      NET SALES
                              ----------   -------------     ----------   -------------
MCI WorldCom ............     $   44,711           39.5%     $   41,650           33.5%
                              ----------     ----------      ----------     ----------
Hebron ..................         13,529           11.9%         14,736           11.9%
                              ----------     ----------      ----------     ----------
PICC/USF Fees ...........             --             --           7,137            5.7%
                              ----------     ----------      ----------     ----------
   Totals ...............     $   58,240           51.4%     $   63,523           51.1%
                              ----------     ----------      ----------     ----------

    MCI WorldCom: The Company's overall percentage usage of MCI WorldCom declined as a result of the Company directing a larger percentage of its traffic to Hebron in 1998. Total minutes of usage from MCI WorldCom were approximately 475 million minutes in 1998 compared to 481 million minutes in 1997. In June 1997, the Company received approximately a $0.01 per minute rate reduction on its regular, interstate traffic from MCI WorldCom.

    Hebron: In March 1997, Hebron began providing the Company with telecommunications services through its Chicago switch as well as its Oklahoma City switch. The cost of sales to Hebron remained constant while minutes of usage increased to 208 million minutes in 1998 compared to 175 million minutes in 1997, an increase of 18.9%. The cost per minute decreased and was primarily attributable to a $1.1 million rate reduction provided by Hebron during 1998 to match rates charged by MCI WorldCom.

    PICC/USF Fees: This program for collection of fees was implemented in 1998. See "- General - PICC Fees."

    Selling, General and Administrative Expenses: The significant components of selling, general and administrative expenses include the following:



                                                             YEARS ENDED DECEMBER 31,
                                             ---------------------------------------------------------
                                                       1997                           1998
                                             --------------------------     --------------------------
                                               AMOUNT     PERCENTAGE OF       AMOUNT     PERCENTAGE OF
                                               (000'S)      NET SALES         (000'S)      NET SALES
                                             ----------   -------------     ----------   -------------
Billing fees and charges ...............     $   10,347            9.1%     $   12,580           10.1%
                                             ----------     ----------      ----------     ----------
Advertising expense ....................          4,115            3.6%          5,107            4.1%
                                             ----------     ----------      ----------     ----------
Other general and administrative .......         18,536           16.4%         20,923           16.8%
                                             ----------     ----------      ----------     ----------
Related party telemarketing expense ....          5,894            5.2%          6,805            5.5%
                                             ----------     ----------      ----------     ----------
Rebates to non-profit organizations ....         11,531           10.2%         10,758            8.7%
                                             ----------     ----------      ----------     ----------
   Totals ..............................     $   50,423           44.5%     $   56,173           45.2%
                                             ----------     ----------      ----------     ----------



    Billing Fees and Charges: Billing fees and charges include the contractual billing fees and bad debts charged by LECs and other third party billing companies. During 1998, the Company decreased its utilization of third party billing and collection services of Zero Plus Dialing ("ZPDI") and Hold for a percentage of its billings as compared to 1997. Total billings processed through ZPDI and Hold decreased to approximately 35.0% of net sales in 1998 compared to 40.0% of net sales in 1997. Applicable billing charges from ZPDI and Hold were approximately 4.6% and 7.0% of net sales in 1998 and 1997, respectively.

    Advertising Expense: Advertising expense increased significantly in 1998 to $5.1 million, compared to $4.1 million in 1997, an increase of 24.0% due to increased marketing efforts, including direct mail, radio, television and other forms of advertising.

    Other General and Administrative Expense: Other general and administrative expenses increased by approximately 13.0% during 1998 compared to 1997 due to increased fees for professional and other services, with some offset in reductions in commissions to salespersons.

    Telemarketing Expense to Related Party: The Company's telemarketing expense increased during 1998, as the Company paid VisionQuest its direct cost spent for telemarketing projects, plus reimbursement of 100% of corporate overhead incurred by VisionQuest. In 1997, telemarketing expenses included reimbursement of a portion of the overhead costs incurred by VisionQuest in connection with its telemarketing activities for the Company. During 1997, total telemarketing expense was reduced by $670,000, as VisionQuest agreed to reimburse that amount to the Company, in the form of a note. During 1998 and 1997, corporate overhead expenses incurred by VisionQuest were approximately $4.7 million and $900,000, respectively, representing 3.8% and 0.8% of net sales, respectively

    Rebates to Non-Profit Organizations: During 1998, rebates to non-profit organizations decreased by approximately 7.0%, to $10.8 million in 1998 compared to $11.5 million in 1997. The majority of the decrease is due to an increase in the bad debt factor utilized to reduce the commissionable revenues and a decrease in additional discretionary commission amounts, set by management to maintain a more constant rebate amount to the non-profit organizations. At the end of 1998, the Company was affiliated with approximately 35,000 organizations for its rebate program, compared to approximately 31,000 organizations at the end of 1997. For 1998 and 1997, approximately 42.0% and 44.0%, respectively, of total rebates were paid to the top ten organizations.

    Depreciation and Amortization: Depreciation and amortization expense increased 208% to $2.1 million in 1998 compared to $683,000 in 1997. This increase is attributable to the amortization of a not to compete covenant contained in Carl Thompson's separation agreement.

    Interest Expense and Other Finance Charges: Interest expense and other finance charges increased to $6.0 million in 1998 compared to $4.2 million in 1997. The primary reasons for the increase were the Company's increased use of debt financing and an increase in the Company's use of working capital line of credit agreements to finance its accounts receivable during 1997.

    Other Income (Expense): Interest income and rental income increased to $59,000 during 1998 compared to $14,000 in 1997, principally as a result of the Company having more cash to invest and an increase in interest income on certain notes offset by less space available for rental purposes in a building formerly owned by the Company. The Company's equity in income and in the net loss incurred by VisionQuest in 1998 and 1997 was approximately $41,000 and $99,000, respectively.

    Income Tax Expense (Benefit): In 1998 the Company recorded a deferred income tax benefit of approximately $643,000, and in 1997, the Company recorded a deferred income tax expense of approximately $92,000. The income tax benefits recognized in the financial statements consist primarily of the deferred tax effects of the temporary differences between the financial and tax bases of assets and liabilities, and net operating loss carryforwards. The Company believes that it will realize the tax benefits of net operating loss carryforwards within the period allowed under Federal tax laws (15 years).

    Net Income (Loss): During the years ended December 31, 1998 and 1997, the Company incurred a net loss of $3.6 million and $341,000, respectively.




FINANCIAL CONDITION AND LIQUIDITY


    Net cash provided by operations for 1996 was $1,489,000, compared to net cash used in operations of $1,624,000 in 1997, net cash provided by operations of $7,118,000 in 1998, and net cash used in operations of $1,664,000 in 1999. The variations in cash flow from operations are primarily attributable to the timing of collections on accounts receivable and the timing of payment of accounts payable. In the opinion of management of the Company, the increase in cash provided by operations from 1997 to 1998 is not the beginning of a trend for the following reasons: (a) net cash used in operations of $(1,624,000) in 1997 was primarily due to the increase in accounts receivable as the Company billed a smaller percentage of it's customers directly and switched more customers to being billed by the LEC's; (b) net cash provided by operating activities of $7,118,000 in 1998 was primarily due to the Company extending terms on accounts payable with vendors and (c) net cash used by operations of $(1,664,000) in 1999 primarily due to the Company's payment of accounts payable with vendors.

    From its existence through 1995, the Company's primary source of financing was the sale of equity securities. Approximately $12.0 million in equity securities were sold to investors during this period. Beginning in December 1995 and continuing through August 1996, the Company also raised approximately $4.9 million through the issuance of short-term promissory notes. Substantially all of the Company's sales of Common Stock and certain notes, other than sales to officers and directors of the Company, failed to comply with certain provisions of the federal and states' securities laws, including compliance with registration requirements and, possibly, compliance with anti-fraud provisions. While certain actions under the federal acts may be barred, similar laws in many of the states provide similar rights. The Company sold stock to persons in over forty states and those states typically provide that a purchaser of securities in a transaction that fails to comply with the state's securities laws can rescind the purchase, receiving from the issuing company the purchase price paid plus an interest factor, frequently 10% per annum from the date of sales of such securities, less any amounts paid to such security holder. Accordingly, the Company has a significant, material contingent liability under state securities laws for those sales of approximately $10.0 million at March 31, 2000. The Company has also financed its working capital needs through various accounts receivable credit facilities with Trinity Financial Resources ("Trinity"), Hebron, and other billing and collection companies. In September 1997, the Company entered into a $5,000,000 accounts receivable purchase agreement with RFC Capital Corporation ("RFC"). Other sources of financing have included various short and long-term borrowings, primarily from individuals and related parties, and by extending payables to vendors and tax authorities beyond payment terms.

    The Company's primary uses of cash have historically been for telemarketing efforts to increase the Company's customer base, and to pay distributions to its stockholders. From the beginning of 1994 through December 31, 1998, total amounts expended for telemarketing activities were approximately $32.6 million. Substantially all of these expenses were to VisionQuest. In addition, from 1994 through the end of 1997, the Company declared $19.0 million in distributions to its stockholders. As of March 31, 2000, all distributions had been paid, except for amounts payable to Tracy Freeny totaling $3.2 million. The Company and Freeny have agreed to defer payment of such amounts owed to Freeny until such time as the Company's financial condition further improves and it has funds available, legally and in good business practice, to pay any such accrued distributions. In consideration for this deferral and Freeny's subordination of the accrued distributions to the Coast Loan, the Company will pay him, in addition to his salary, $300,000 per year, subject to limitations under the Coast Loan Agreement, until the payment of the accrued distributions is resumed and, if resumed, all amounts paid to Freeny pursuant to the agreement shall be credited against his accrued distributions.

    The Company's financing costs have historically exceeded market rates. Most of the note payable obligations have borne interest at 18% or higher. Interest costs and late fees on vendor payables and tax obligations also generally have an effective rate of 18% or higher. The effective interest rates on the Company's accounts receivable credit facilities have ranged from 12% to 58%. Financing costs have been increased by fees charged by Hebron, and finance companies such as Trinity, Hold and RFC in connection with the line of credit financing and accounts receivable factoring arrangements. Other LEC billings were financed through the Company's line of credit agreements with Hebron and Trinity in 1998 and 1997 and beginning in the fourth quarter of 1997, through the Company's credit arrangement with RFC. The arrangements with Hebron and Trinity provided for a 2.0% billing fee, respectively as well as a 2 cents per call record charge by Hebron, in addition to the interest charged under the agreements. During 1998 and 1997, total billing fees charged by Hebron, Trinity and RFC were approximately 1.3% and 1.0% of net sales, respectively. Such fees were negligible in 1996.

    This combination of high financing costs, distribution payments, and the short-term nature of most of the Company's indebtedness have contributed to the Company's lack of profitability and negative working capital, which totaled $24.4 million at March 31, 2000.


    During 1998, the Company was approved for a $30 million credit facility ("Credit Facility") with Coast Business Credit ("Coast"). In February 1999, the Company closed on the first phase of the Credit Facility.


    The first phase of the Credit Facility was accounts receivable based, and provided initial funding of approximately $12.6 million. The proceeds from this Credit Facility were used to replace the existing accounts receivable credit facilities and purchase agreement, and to enable the Company to become substantially current on its existing past due vendor payables and tax obligations. In connection with closing the first phase of the Credit Facility the Company also obtained $2.5 million in subordinated debt financing from Patrick Enterprises ("Patrick Note"), an investor. These funds were initially restricted to maintain reserves as specified in the Credit Facility with Coast. During the three months ended March 31, 2000, the Company paid off $500,000 of the Patrick Note, extended the maturity date for one year and reduced the interest rate by approximately three percent.

    In April 1999, the Company met the terms and conditions for converting the Credit Facility from an accounts receivable based facility to a full credit facility. Accordingly, Coast approved the conversion to the full credit facility. Under the terms of the Credit Facility, funding availability is based upon recurring monthly accounts receivable collections or earnings multiples. The Company's initial availability in April 1999 was approximately $29.0 million under the Credit Facility, but was increased to the full $30 million later in the year.

    Of the $30.0 million in availability, approximately $22.8 million was outstanding as of March 31, 2000 under the Credit Facility. The remaining balance of $7.2 million is available to the Company for working capital, capital improvements and debt reduction. In addition, the $2.0 million subordinated Patrick Note as amended during the first quarter of 2000 is also available for working capital, capital improvements and debt reduction. The Company either paid off or negotiated with certain of its non-subordinated creditors to replace their existing indebtedness with some other form of debt instrument, subordinated to the Credit Facility. This increased, on a dollar for dollar basis, the Company's availability under the Credit Facility, as these non-subordinated creditors totaling $6.8 million were reserved under the Credit Facility. At March 31, 2000 the remaining balance owed of approximately $177,000 represents lenders who agreed to restructure their debt as subordinated to Coast Facility.

      In October 1999, the Company, subject to the condition set forth below, increased its availability under the Credit Facility to $35.0 million. This increase is due to an increase in the Company's borrowing multiple for accounts receivable collections. This increase in availability to the Company was subject to Coast being able to syndicate the Credit Facility within 90 days following the Company's request to increase the availability from $30.0 million to $35.0 million. The Company believes that the availability under the Credit Facility, the additional $2.0 million of subordinated indebtedness under the Patrick Note and cash flow from operations, will be sufficient to fund operations of the Company for the remainder of the year ending December 31, 2000.


    The Credit Facility is secured by a blanket lien on all of the Company's assets, including accounts receivable and the Company's customer base. The terms of the Credit Facility are for three years from initial funding, with an interest rate of prime plus 3.5%. Although the Credit Facility has a three-year term, it will be classified as a current liability in the Company's financial statements because the agreement contains certain subjective acceleration clauses and requires that all cash receipts be deposited to a lockbox, the proceeds of which are used daily to repay the debt.


    The Company expects that its future capital requirements will be significant. Approximately $3.5 to $4.0 million will be required to upgrade the Company's management information systems. Additionally, the Company estimates $3.0 to $3.5 million will be required for various aspects of reorganization. The Company has increased its telemarketing activities and has upgraded its outbound telemarketing and inbound customer service facilities, and the total cost for these activities is approximately $1.0 million. Furthermore, Internet expenditures have approximated $2.5 million to date and are estimated to be approximately $1.0 million during the year ended December 31, 2000.






      The Company estimates cash flow from operations and, to the extent required, borrowings under the Credit Facility would be sufficient to fund its remaining obligations and to meet its other anticipated capital requirements for 2000. As of March 31, 2000, the Company had $22.8 million of borrowings outstanding under the Credit Facility, and approximately $7.2 million of available borrowing capacity under the Credit Facility. An additional $5.0 million in availability under the Credit Facility became available during the second quarter of 2000. In the event the Company's estimates of capital requirements are too low, and the Company does not have sufficient availability under the Credit Facility or is unable to obtain alternate sources of financing, the Company may be required to curtail its capital improvement and telemarketing expansion plans. See "Note J--Financial Condition and Results Of Operations."

    During 1999, the Company paid off debt of approximately $6.7 million to certain of its non-subordinated creditors. This increased on a dollar for dollar basis the Company's availability under the Credit Facility, as these payments to certain non-subordinated creditors were part of the amount totaling $6.8 million reserved under the Credit Facility.


Operating Activities


    Significant uses of cash in operating activities for the three months ended March 31, 2000 include decreases in accounts payable of $1.5 million. Accounts receivable increased by $1.5 million and prepaid expenses decreased by $628,000. The Company also generated cash from operations by recording net income of $121,000; $120,000 from recording a deferred income tax expense; $1.0 million in certain non-cash expenses, principally depreciation and amortization and $325,000 from recording the issuance of stock warrants, options and awards.

    Significant uses of cash in operating activities for the year ended December 31, 1999 include decreases in accounts payable of $9.4 million. Accounts receivable increased by $533,000 and prepaid expenses increased by $709,000. The Company also generated cash from operations by recording net income of $1.9 million; $1.9 million from recording a deferred income tax expense; $3.0 million in certain non-cash expenses, principally depreciation and amortization and $727,000 from recording the issuance of stock warrants, options and awards.

    Significant sources of cash in operating activities in 1998 include decreases in accounts receivable of $2.7 million. Net non-cash expenses of $2.8 million, principally depreciation, amortization, impairment loss on fixed assets and losses on other receivables significantly offset the net loss of $3.6 million incurred by the Company in 1998. The Company also generated cash from operations of approximately $5.8 million by extending or delaying payments to vendors.


    Significant uses of cash in operating activities in 1997 included increases in accounts receivable of $6.1 million. Net non-cash expenses of $874,000, principally depreciation and amortization, offset the net loss of $341,000 incurred by the Company in 1997. The Company also generated cash from operations of approximately $1.6 million by extending or delaying payments to vendors, and $2.4 million in connection with the sale of certain of its accounts receivable.




Investing Activities


    The Company's investing activities for the three months ended March 31, 2000 consisted primarily of property and equipment purchases of $1.2 million.

    The Company's investing activities for the year ended December 31, 1999 consisted primarily of property and equipment purchases of $3.3 million offset by proceeds of $522,000 from the sale of an asset held for disposal.


    The Company's investing activities in 1998 consisted primarily of property and equipment purchases of $353,000. Investments totaling $55,000, which had been pledged as collateral for a loan in 1996, were released in 1998. Sources of cash included repayments of advances made to related parties totaling $150,000.

    The Company's investing activities in 1997 consisted primarily of property and equipment purchases of $337,000 and a loan made to a related company in the amount of $670,000. Investments totaling $85,000, which had been pledged as collateral for a loan in 1996, were released in 1997.




Financing Activities


    During the three months ended March 31, 2000, financing activities provided $556,000 in cash. The most significant source of cash was an increase of $1.9 million in borrowings under the Company's Credit Facility. Other financing activities included repayments to related parties totaling $319,000; other repayments totaling $765,000 and loan closing fees of $322,000, for net use of cash totaling $1.4 million.

    During the year ended December 31, 1999, financing activities provided $4.8 million in cash. The most significant source of cash was an increase of $12.9 million in borrowings under the Company's Credit Facility. Other financing activities included borrowings from related parties totaling $262,000 and repayments to related parties totaling $1.3 million, for net use of cash totaling $1.0 million, and other borrowings totaling $2.6 million and repayments totaling $9.2 million, for net use of cash totaling $6.6 million.

    During the year ended December 31, 1998, financing activities used $6.4 million in cash. The most significant use of cash was a decrease of $2.9 million in borrowings under the Company's various line of credit agreements. Additionally, distributions paid to stockholders and redemption of Common Stock also comprised the use of cash in financing activities, totaling $1.5 million in 1998. Other financing activities included borrowings from related parties totaling $1.6 million and repayments to related parties totaling $3.1 million, for net use of cash totaling $1.5 million, and other borrowings totaling $400,000 and repayments totaling $748,000, for a net use of cash totaling $348,000.

    During the year ended December 31, 1997, financing activities provided $2.0 million in cash to the Company. The most significant source of cash was an increase of $6.8 million in borrowings under the Company's various line of credit agreements. Distributions paid to stockholders and redemptions of Common Stock comprised the largest use of cash in financing activities, totaling $5.0 million in 1997. Other financing activities included borrowings from related parties totaling $3.7 million and repayments to related parties totaling $4.4 million, for a net use of cash of $700,000, and other borrowings totaling $1.4 million and repayments totaling $500,000, for net proceeds of cash totaling $900,000.


RECENT EVENTS

    In July 1999, the Company launched a filtered family friendly Internet access service nationwide and intends to market this service to both its existing customers and new customers.

YEAR 2000 COMPUTER ISSUES





    The year 2000 issue related to whether the Company's computer systems would properly recognize date sensitive information due to the change in year 2000, or "00". Systems that fail to properly recognize such information could generate erroneous data or cause a system to fail.

    To date, the Company has not experienced any significant problems as a result of the commencement of the year 2000. There remains a possibility that residual consequences stemming from the change to the year 2000 could occur and, if these consequences become widespread, they could have a material adverse effect on the Company's business, financial condition, cash flows and results of operations. However, the Company considers this possibility remote and does not anticipate any significant problems due to the year 2000 issue.

RECENT ACCOUNTING PRONOUNCEMENTS

    In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 129, "Disclosure of Information about Capital Structure," which establishes standards for disclosing information about an entity's capital structure and is effective for financial statements for periods ending after December 15, 1997. In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in the financial statements for fiscal years beginning after December 15, 1997. The FASB also issued, in June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for the way public companies disclose information about operating segments, products and services, geographic areas and major customers. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. The Company has determined that the impact on its financial statements of adopting SFAS Nos. 129, 130 and 131 is not material. In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," which is effective for fiscal quarters ending after June 15, 1999. The effective date of SFAS No. 133 was delayed to fiscal quarters ending after June 15, 2000, by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133", issued in June 1999. The Company does not expect the adoption of SFAS No. 133 to have a material impact on its financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

      The Company is not exposed to market risk from changes in marketable securities, as the Company has no such instruments.

      The Company is exposed to future earnings or cash flow fluctuations from changes in interest rates on borrowings under the Credit Facility since amounts borrowed under the Credit Facility accrue interest at a fluctuating rate equal to the prime lending rate ("Prime") plus 3.5%. The outstanding balance of the Company's borrowings under the Credit Facility at March 31, 2000 was $22.8 million. Market risk is estimated as the potential increase in interest rate for borrowings under the Company's Credit Facility resulting from an increase in Prime. Based on borrowings under the Credit Facility at March 31, 2000, a hypothetical increase of 1.00% in Prime increases the Company's cost of borrowings by approximately $228,000 annually. To date, the Company has not entered into any derivative financial instruments to manage interest rate risk and is currently not evaluating the future use of any such financial instruments.

    The Company's operations are all originated within the United States and therefore conducts all business transactions in U.S. dollars.


ITEM 3. PROPERTIES


    The Company's executive offices and substantially all of its operations are located in over 45,000 square feet of leased office space in a 195,000 square foot, 20-story office building owned by Hebron. The Company also operates a call center in Tahlequah, Oklahoma and maintains offices in the States of Virginia and Texas. The Company believes that these facilities are adequate for the Company's intended activities for the foreseeable future.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


    The following table sets forth certain information concerning the beneficial ownership of Common Stock, $0.10 par value of the Company ("Common Stock"), as of May 31, 2000, by (a) each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, (b) each director of the Company,
(c) each Named Executive Officer (as defined in Item 6 below) and (d) all executive officers and directors as a group. The Company believes that each of such stockholders has the sole voting and dispositive power over the shares held by such stockholder except as otherwise indicated.



EXECUTIVE OFFICERS AND DIRECTORS:
                                                          SHARES OWNED
                                                   --------------------------
                    NAME                             NUMBER        PERCENTAGE
                    ----                           ----------      ----------
Tracy C. Freeny (1) .........................        155,183           18.8
Stephen D. Halliday (2) .....................          9,490            1.1
Kerry A. Smith ..............................             --             --
David E. Grose ..............................             --             --
John B. Damoose (3) .........................          2,675             --
Jay A. Sekulow (4) ..........................         42,453            5.1
All Executive Officers and Directors as
    A Group (8 Persons) (1)(2)(3)(4) ........        209,801           25.4
OTHER 5% STOCKHOLDERS:
Sharon Freeny (5) ...........................        155,183           18.8
Harvey Price (6) ............................         50,000            6.0
Donald Price (7) ............................         50,000            6.0


----------


(1) Includes 152,983 shares held jointly by Mr. Freeny and his wife and 2,200 shares held by Mr. Freeny's minor son. Mr. Freeny disclaims beneficial ownership of the shares owned by his minor son. Mr. Freeny's address is 6220 N.E. 113th Street, Edmond, Oklahoma 73034.

(2) Includes 6,824 shares subject to options held by Mr. Halliday and 2,666 shares which Mr. Halliday and/or CASE has the option to purchase from Mr. Thompson. Additionally, the Company is obligated to grant to Mr. Halliday on July 1, 2000, shares which represent 0.5% of the fully diluted outstanding Common Stock on such date, in connection with his service on the Board of Directors of the Company, which shares are not included here in this total and are subject to forfeiture pursuant to the terms of the Halliday Employment Agreement (as defined herein).

(3) Includes 2,275 shares subject to options held by Mr. Damoose and 400 shares subject to warrants to be issued to Mr. Damoose. Additionally, the Company is obligated to grant to Mr. Damoose on July 1, 2000, shares which represent 0.5% of the fully diluted outstanding Common Stock on such date, in connection with his service on the Board of Directors of the Company, which shares are not included here in this total and are subject to forfeiture pursuant to the terms of the Stock Agreement (as defined herein). Mr. Damoose also has the option to acquire shares upon the conversion of the Damoose Note (as defined herein), however, the number of shares issuable upon conversion cannot be determined because the conversion price is not currently ascertainable. The Damoose Note is convertible at any time into shares of Common Stock, at the option of Damoose, at per share price equal to the lower of (x) the fair market value of the Common Stock on January 1, 1998, as determined by an appraisal, or (y) the lowest publicly traded price of the Common Stock three months following the establishment of a public trading market for the Common Stock.

(4) Includes 6,824 shares subject to options held by Mr. Sekulow; 2,666 shares which C.A.S.E., Inc. ("CASE") and/or Mr. Halliday has the option to purchase from Mr. Thompson; 3,400 shares subject to warrants to be issued to CASE, an entity of which Mr. Sekulow is President and a director and 29,563 shares held by CASE. Additionally, the Company is obligated to grant to Mr. Sekulow on July 1, 2000, shares which represent 0.5% of the fully diluted outstanding Common Stock on such date, in connection with his service on the Board of Directors of the Company, which shares are not included here in this total and are subject to forfeiture pursuant to the terms of the Stock Agreement (as defined herein). CASE also has the right to acquire shares upon the conversion of the CASE Note (as defined herein), however, the number of shares issuable upon conversion cannot be determined because the conversion price is not currently ascertainable. The CASE Note is convertible at any time into shares of Common Stock, at the option of CASE, at per share price equal to the lower of (i) the fair market value of the Common Stock on January 1, 1998, as determined by an appraisal, or (ii) the lowest publicly traded price of the Common Stock three months following the establishment of a public trading market for the Common Stock.

(5) Includes 152,983 shares held jointly by Ms. Freeny and her husband and 2,200 shares held by Ms. Freeny's minor son. Ms. Freeny disclaims beneficial ownership of the shares owned by her minor son. Ms. Freeny's address is 6620 N.E. 113th Street, Edmond, Oklahoma 73034.

(6)  Harvey Price's address is Route 1, Box 49D, Wetomka, Oklahoma 74883.

(7)  Donald Price's address is Route 2, Box 46, Holdenville, Oklahoma 74848.


ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information concerning the executive officers and directors of the Company:


             NAME                 AGE                     POSITION
             ----                 ---                     --------

Tracy C. Freeny ..............     55     Chairman of The Board

Stephen D. Halliday ..........     51     President, Chief Executive Officer and Director

David E. Grose ...............     47     Vice President and Chief Financial Officer

Kerry A. Smith ...............     38     Vice President

John B. Damoose ..............     53     Director

Jay A. Sekulow ...............     44     Director




    Tracy C. Freeny is a founder of the Company and has served as Chairman of the Board since the formation of the Company in May 1991 and served as President from such time until October 1998. As Chairman of the Board, Mr. Freeny not only performs traditional Chairman of the Board duties but also assists the Company's relationship with the non-profit organizations and its shareholders. From 1970 until 1990 Mr. Freeny operated a life insurance agency affiliated with Phoenix Mutual Life Insurance Company and is a lifetime member of the life insurance industry Million Dollar Roundtable. In 1990, Mr. Freeny went to work for AmeriTel Communications, Inc. ("AmeriTel") a reseller of long distance telephone services and in 1991 acquired the assets of AmeriTel to begin the Company. Mr. Freeny graduated from Oklahoma State University with a bachelor of arts degree in finance. In July 1998, Mr. Freeny agreed to a cease and desist order issued by the Securities and Exchange Commission regarding the violation of various federal securities laws. For more information regarding this order, see Item 8 below.


    Stephen D. Halliday has been the President, Chief Executive Officer and a director of the Company since October 1998. From 1980 until 1997, Mr. Halliday was a partner with Coopers & Lybrand LLP (which is now PricewaterhouseCoopers
LLP) and from 1997 until October 1998 he was a partner in the law firm of Wiley, Rein & Fielding ("WRF") in Washington, D.C. He continues to serve as of counsel with WRF for matters, which do not involve the Company. Mr. Halliday graduated from Duke University with bachelor of arts degree in accounting, William & Mary University with a law degree and Georgetown University with a masters of law degree in taxation.

    David E. Grose has been a Vice President and the Chief Financial Officer of the Company since April 1999. From July 1997 through April 1999, Mr. Grose served as Vice President and Chief Financial Officer of Bayard Drilling Technologies, Inc., formerly a publicly traded oil and gas company. Prior to that Mr. Grose was affiliated with Alexander Energy Group from its inception in March 1980, serving from 1987 through 1996 as a director and Vice President, Treasurer and Chief Financial Officer. In August 1996, National Energy Group acquired Alexander Energy Corporation and he served as Vice President of Finance and Treasurer through February 1997. Mr. Grose graduated from Oklahoma State University with a bachelor of arts degree in political science and University of Central Oklahoma with a masters degree in business administration.





    Kerry A. Smith has been a Vice President of the Company since December 1998. Most recently he served as the Telecom/Infocom Practice Director for PricewaterhouseCoopers LLP in Dallas, Texas, and has extensive product-marketing experience with MCI WorldCom. Mr. Smith has more than 15 years experience in the telecommunications industry holding key senior staff and management positions. His resume includes key positions managing global alliance partners in Canada, Latin America, Mexico, and Great Britain developing strategic business plans and launching new products and services. Mr. Smith graduated from Capitol College with a bachelor of science in telecommunication engineering technology.




    John B. Damoose has been a director of the Company since October 1998. Since, May 1997 Mr. Damoose has been President of two non-profit organizations, Religious Heritage of America Foundation and Freedom of Ministries of America. Prior to that, from May 1996 until May 1997, he served as President of the Christian Broadcasting Network and from November 1993 until May 1996 he served as Senior Vice President - Marketing and Communications for International Family Entertainment. Mr. Damoose also held various management positions with Chrysler Corporation from November 1982 through November 1993, most recently serving as Vice President of Worldwide Marketing. Mr. Damoose graduated from the University of Michigan with a bachelor of science degrees in economics/political science and Columbia University with a masters degree in business administration.

    Jay A. Sekulow has been a director of the Company since October 1998. Mr. Sekulow is an attorney and has been Chief Counsel of the American Center for Law and Justice, a non-profit public interest law firm ("ACLJ") since 1992. He has also been, since 1995, Chief Executive Officer of Regency Productions, Inc. ("Regency"), a radio production company which produces a thirty-minute daily radio program on legal issues hosted by Mr. Sekulow and, since 1987, President and a Director of CASE, a non-profit public interest law firm. Mr. Sekulow graduated cum laude from Mercer University with both a bachelor of arts degree in history and law degree.

BOARD OF DIRECTORS MATTERS

    All directors hold offices until the next annual meeting of the shareholders and until their successors have been duly elected and qualified. Each officer serves at the discretion of the Board of Directors, subject to the terms of certain employment agreements described below.

    The Board of Directors has established an Audit Committee and a Compensation/Nominating Committee. The Audit Committee is composed of Messrs. Sekulow and Damoose, with Mr. Damoose serving as Chairman. The Audit Committee is responsible for (a) reviewing the scope of, and the fees for, the annual audit of the Company, (b) reviewing with the independent auditors the Company's accounting practices and policies, (c) reviewing with the independent auditors their final report, (d) reviewing with internal and independent auditors overall accounting and financial controls and (e) being available to the independent auditors for consultation purposes.

    The Compensation/Nominating Committee is composed of Messrs. Sekulow and Damoose, with Mr. Sekulow serving as Chairman. The Compensation/Nominating Committee is responsible for reviewing the Company's policies with respect to the compensation of its officers at the Vice President level or higher, including the basis of the compensation of its chief executive officer and its relationship to corporate objectives and identifying and nominating future nominees as members of the Board of Directors.

    The Board of Directors has also adopted a policy statement on conflict of interest transactions, which requires that all proposed conflict of interest transactions be approved by a majority of directors who will receive no benefit from the transaction.

ITEM 6. EXECUTIVE COMPENSATION


    The following table summarizes the compensation paid the Company's chief executive officer and vice president of the Company for services rendered in 1998 and 1999 (collectively, the "Named Executive Officers"). See Item 7 below for a description of transactions involving Mr. Halliday and the directors of the Company.

                           SUMMARY COMPENSATION TABLE



                                                ANNUAL COMPENSATION              LONG TERM COMPENSATION
                                           ----------------------------   -----------------------------------
                                                                            SECURITIES
                                                                            UNDERLYING         ALL OTHER
    NAME AND PRINCIPAL POSITION            YEAR    SALARY($)   BONUS($)   OPTIONS/SARS(#)     COMPENSATION($)
    ---------------------------            ----    ---------   --------   ----------------    ---------------
Stephen D.  Halliday,  President and
Chief Executive Officer ................   1999     $450,000     $50,000       27,296                --
                                           1998     $128,462          --           --          $127,500(1)

Kerry A. Smith, Vice President .........   1999     $215,000     $50,000           --                --
                                           1998     $ 17,917          --           --                --


(1) These amounts represent payments made to Mr. Halliday prior to his becoming the Company's President and Chief Executive Officer.

The following table sets forth the information regarding the options granted to the Chief Executive Officer of the Company in 1999:

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR



                                                                                             POTENTIAL REALIZABLE VALUE AT
                                                                                          ASSUMED ANNUAL RATES OF STOCK PRICE
                                                   INDIVIDUAL GRANTS                         APPRECIATION FOR OPTION TERM
                                 ----------------------------------------------------    ------------------------------------
                                                 PERCENT OF
                                  NUMBER OF         TOTAL
                                  SECURITIES    OPTIONS/SARS   EXERCISE
                                  UNDERLYING     GRANTED TO     OR BASE
                                 OPTIONS/SARS    EMPLOYEE IN     PRICE     EXPIRATION
             NAME                 GRANTED(#)     FISCAL YEAR    ($/SH)        DATE         0%          5%         10%

Stephen D. Halliday.............    6,824            25%        $28.86    July 1, 2004   $86,255    $164,497    $259,149
                                    6,824            25%        $28.86    July 1, 2005   $86,255    $182,569    $304,758
                                    6,824            25%        $28.86    July 1, 2006   $86,255    $201,545    $354,928
                                    6,824            25%        $28.86    July 1, 2007   $86,255    $221,469    $410,115




HALLIDAY EMPLOYMENT AGREEMENT


    Effective as of May 24, 1999 (the "Commencement Date"), the Company entered into an amended and restated employment agreement (the "Halliday Employment Agreement") with Stephen D. Halliday, President, Chief Executive Officer and a director of the Company. The initial term of the Halliday Employment Agreement is for five years, with automatic one-year extensions. Pursuant to the Halliday Employment Agreement, Mr. Halliday initial received an annual salary of $450,000 which was increased to $600,000 on October 1, 1999, subject to annual review by the board of directors of the Company, which shall increase his salary at the annual consumer price index rate of increase and may further increase but not decrease such salary at the board of directors discretion. Also, on October 1, 1999, Mr. Halliday received a one-time bonus of $100,000. Mr. Halliday is also entitled to receive various medical, dental and group insurance, pension and other retirement benefits, disability and other benefit plans and vacation as the Company makes available to its senior executive officers. Mr. Halliday may be terminated in the event of his disability, for cause (as defined in the Halliday Employment Agreement) or without cause and Mr. Halliday may terminate his employment for good reason (as defined in the Halliday Employment Agreement, which includes any termination of Mr. Halliday's employment by the Company other than for cause and any change of control of the Company). If Mr. Halliday is terminated for cause or without cause (subject to the right of Mr. Halliday to terminate his employment for good reason) because of his death, he or his estate, as the case may be, will receive his salary and other benefits accrued as of the date of termination or death. If Mr. Halliday's employment is terminated as a result of his disability, Mr. Halliday will receive his salary and other benefits accrued as of the date of disability and 60% of his base salary for the period of disability but not exceeding the remaining term of the Halliday Employment Agreement. If Mr. Halliday terminates his employment for good reason, he is entitled to continue to receive his base salary for the remaining term of the Halliday Employment Agreement and, in addition, all his Common Stock and options to purchase Common Stock will continue to vest and he will receive upon each vesting date a cash bonus which will equal all taxes payable by Mr. Halliday as a result of the vesting of the Common Stock and the payment of this bonus. If the Company intends to terminate Mr. Halliday's employment without cause, it must give him notice and he is entitled to terminate his employment for good reason.

    Pursuant to the Halliday Employment Agreement, as of July 1, 2000, the Company will issue Mr. Halliday shares of Common Stock equal to 0.5% of the fully diluted outstanding Common Stock on such date, subject to certain vesting requirements. This issued stock vests as follows: 50% of the shares will vest on July 1, 2000 and 25% of the shares will vest on each July 1 thereafter. If Mr. Halliday fails to serve as an officer of the Company all unvested shares will be forfeited unless Mr. Halliday terminated his employment for good reason. Additionally, Mr. Halliday is to receive a cash bonus after any portion of these shares vests that will equal all taxes payable by him as a result of the vesting and the payment of this bonus.

    The Halliday Employment Agreement also granted Mr. Halliday two options to purchase shares of Common Stock. The first option effective as of the Commencement Date granted Mr. Halliday options to purchase 27,296 shares (3% of fully diluted outstanding Common Stock as of such date) at $28.86 per share (the fair value of the Common Stock as of February 1, 1998, as was determined by a third party appraiser) (the "Exercise Price"). These options are subject to the following vesting schedule: 25% of the options vested on July 1, 1999 and 25% of the options vest on each July 1 thereafter. The second option, which will be effective three years after the Commencement Date, will entitle Mr. Halliday to purchase 2% of the fully diluted outstanding Common Stock as of such date at the Exercise Price plus 25%. The second option vests as follows: 50% of the options vest four years after the Commencement Date and 50% of the options vest five years after the Commencement Date. If Mr. Halliday fails to serve as an officer of the Company, unless he terminated his employment for good reason, the vesting will immediately cease; however, Mr. Halliday can exercise all vested options after such time until the termination of the options. All of these options will vest upon any sale of the Company. Once an option to purchase shares has vested it will remain exercisable for five years from such vesting date.

    Tracy Freeny also individually agreed that for as long as Mr. Halliday is employed by the Company to vote all of his shares of Common Stock for Mr. Halliday and for a period of five years from the Commencement Date for each of the other current directors of the Company for election to the board of directors of the Company. Also, pursuant to an employment agreement, which was replaced by the Halliday Employment Agreement, Carl Thompson agreed to vote for Messrs. Halliday, Damoose and Sekulow's election to the board of directors of the Company. In June 1999, Mr. Thompson executed an agreement pursuant to which he agreed to honor his agreements contained in such prior employment agreement.


SMITH EMPLOYMENT AGREEMENT


    Effective as of December 31, 1998 (the "Effective Date"), the Company entered into an employment agreement (the "Smith Employment Agreement") with Kerry A. Smith, a Vice President of the Company. The initial term of the Smith Employment Agreement is for two years, with automatic one-year extensions subject to 90 days notification prior to the extension if the Company elects to not renew his agreement. Pursuant to the Smith Employment Agreement, Mr. Smith receives an annual base salary of $215,000 and a bonus of $50,000. Both Mr. Smith's annual base salary and guaranteed bonus are subject to review after the initial term of the Smith Employment Agreement and may, at the Company's discretion, be adjusted from time-to-time according to Mr. Smith's responsibilities, capabilities, performance and other criteria deemed appropriate by the Company. Mr. Smith is entitled to receive various medical, dental and group insurance, pension and other retirement benefits, disability and other benefit plans and vacation as the Company makes available to its senior executive officers. The Company may also terminate this Agreement at any time during the initial term and for any reason whatsoever upon ninety (90) days' notice to Mr. Smith. If the Company notifies Mr. Smith of its election to terminate Mr. Smith before the first anniversary of the Effective Date, Mr. Smith shall be entitled to receive severance pay equal to six (6) months pay (and payable in a lump sum or over the course of such period, at the option of the Company) and health insurance for such period. If the Company notifies Mr. Smith of its election to terminate Mr. Smith between the first anniversary of the Effective Date and the second anniversary of the Effective Date, Mr. Smith shall be entitled to receive severance pay equal to four (4) months pay and health insurance for such period. Severance pay shall be payable in a lump sum or over the course of the period covered, at the option of the Company. In addition to the amounts set forth in the previous two sentences, upon termination Mr. Smith is entitled to receive a share of the bonus pro rated from the beginning of the fiscal year in which the termination occurs to the date of the termination notice. Severance pay after the initial term shall be subject to negotiation between Mr. Smith and the Company.

FREENY EMPLOYMENT AGREEMENT


     Effective as of the Commencement Date, the Company entered into an employment agreement (the "Freeny Employment Agreement") with Tracy C. Freeny; Chairman of the Board of the Company, as consideration for the additional services Mr. Freeny performs for the Company. The initial term of the Freeny Employment Agreement is for five years, with automatic one-year extensions. Pursuant to the Freeny Employment Agreement, Mr. Freeny receives an annual salary of $300,000, subject to annual review by the board of directors of the Company, which shall increase his salary at the annual consumer price index rate of increase and may further increase but not decrease such salary at the board of directors discretion. Mr. Freeny is also entitled to receive various medical, dental and group insurance, pension and other retirement benefits, disability and other benefit plans and vacation as the Company makes available to its senior executive officers. Mr. Freeny may be terminated in the event of his disability, for cause (as defined in the Freeny Employment Agreement) or without cause and Mr. Freeny may terminate his employment for good reason (as defined in the Freeny Employment Agreement, which includes any termination of Mr. Freeny's employment by the Company other than for cause and any change of control of the Company). If Mr. Freeny is terminated for cause or without cause (subject to the right of Mr. Freeny to terminate his employment for good reason) because of his death, he or his estate, as the case may be, will receive his salary and other benefits accrued as of the date of termination or death. If Mr. Freeny's employment is terminated as a result of his disability, Mr. Freeny will receive his salary and other benefits accrued as of the date of disability and 60% of his base salary for the period of disability but not exceeding the remaining term of the Freeny Employment Agreement. If Mr. Freeny terminates his employment for good reason, he is entitled to continue to receive his base salary for the remaining term of the Freeny Employment Agreement and, in addition, one year following the date of his termination. If the Company intends to terminate Mr. Freeny's employment without cause, it must give him notice and he is entitled to terminate his employment for good reason. Pursuant to a separate written agreement, Mr. Freeny has agreed to defer certain accrued distributions owed to him by the Company. See Item 7 - Certain Relationships and Related Transactions
- Transactions with Messrs. Freeny and Thompson.

TELLING AGREEMENTS

     Effective as of the Commencement Date, the Company entered into an employment agreement (the "Telling Employment Agreement") with John E. Telling, a former director of the Company and former executive of the Internet department of the Company. The initial term of the Telling Employment Agreement was for five years, with automatic one-year extensions. Pursuant to the Telling Employment Agreement, Mr. Telling was to receive an annual salary of $250,000, subject to annual review by the board of directors of the Company. Mr. Telling was also entitled to receive various medical, dental and group insurance, pension and other retirement benefits, disability and other benefit plans and vacation as the Company made available to its senior executive officers.

     Pursuant to the Telling Employment Agreement, as of the Commencement Date, the Company issued Mr. Telling 9,099 shares of Common Stock (1.0% of the fully diluted outstanding Common Stock on such date) (the "Restricted Shares"), subject to certain vesting requirements. The Telling Employment Agreement also granted Mr. Telling options to purchase 27,296 shares (3% of fully diluted outstanding Common Stock as of such date) ("Options") at the Exercise Price, which were to vest over time. These Options were granted subject to the following vesting schedule: 25% of the shares vested on July 1, 1999 and 25% of the shares vest on each July 1 thereafter.

     Effective as of December 31, 1999, Mr. Telling resigned as a director and employee of the Company and in connection with such resignation the Company and Mr. Telling entered into a letter agreement (the "Resignation Agreement"). The Resignation Agreement provides that Mr. Telling will receive monthly payments totaling $500,000 in 2000 and $250,000 per year from January 1, 2001 until May 1, 2004. Also, the Resignation Agreement provides (a) that the Restricted Shares immediately vested and the Company paid Mr. Telling a cash bonus equal to all taxes payable by him as a result of the vesting and the payment of the bonus and
(b) the Options remain in effect and will become exercisable on the terms provided in the Telling Employment Agreement. The Resignation Agreement also provided for a mutual release between Mr. Telling and the Company and Mr. Telling agreed to certain non-competition covenants.


STOCK AGREEMENTS


     Each of Jay A. Sekulow and John B. Damoose, directors of the Company, have entered into amended and restated stock agreements with the Company (the "Stock Agreements"). The Stock Agreements are also effective as of the Commencement Date and provide that the party thereto (the "Party") shall receive certain compensation for his agreement to serve and continued service as a director of the Company. On July 1, 2000, the Company shall be obligated to issue each Party shares of Common Stock equal to 0.5% of fully diluted outstanding Common Stock on such date, subject to vesting. This issued stock vests as follows: 50% of the shares will vest on July 1, 2000 and 25% of the shares vest on each July 1 thereafter. If a Party fails for any reason to serve as a director, all unvested shares will be forfeited. Additionally, each Party is to receive a cash bonus after any portion of these shares vests that will equal all taxes payable by the Party as a result of the vesting and the payment of this bonus.

    The Stock Agreements also grant each Party options to purchase a certain number of shares of Common Stock at the Exercise Price. Messrs. Sekulow and Damoose received options to purchase 27,296 shares (3.0% of fully diluted outstanding Common Stock as of such date) and 9,099 shares (1.0% of fully diluted outstanding Common Stock on such date), respectively. These options are subject to the following vesting schedule: 25% of the options vested on July 1, 1999 and 25% of the options vest on each July 1 thereafter. If a Party ceases to serve as a director, the vesting will immediately cease; however, the Party can exercise all vested options after such time until the termination of the options. All of the options will vest upon any sale of the Company. Once an option to purchase shares has vested it will remain exercisable for five years from such vesting date.

    Tracy Freeny also individually agreed for a period of five years from the execution of such agreement to vote all of his shares of Common Stock for the Party for election to the board of directors of the Company. Also pursuant to a stock agreement with Mr. Sekulow which was replaced by the Stock Agreement, Carl Thompson agreed to vote for Messrs. Halliday, Damoose and Sekulow's election to the board of directors of the Company. In June 1999, Mr. Thompson executed an agreement pursuant to which he agreed to honor his agreements contained in such prior agreement.


SEPARATION AGREEMENT WITH CARL THOMPSON


    In April 1998, Mr. Thompson resigned as Senior Vice President and director of the Company. In connection with such resignation, the Company and Mr. Thompson entered into an agreement pursuant to which Mr. Thompson will receive
(a) $40,000 a month until all accrued and unpaid distributions ($995,952 as of the date of the agreement) have been paid, all of which amounts have been paid as of March 31, 2000 and (b) $20,000 a month for the remainder of his life so long as Mr. Thompson does not take any action significantly detrimental to the Company. The agreement also contains certain non-competition provisions, which Mr. Thompson was required to comply with until April 1999.

STOCK INCENTIVE PLAN

     The Board of Directors has approved a 1999 Stock Incentive Plan (the "Plan") relating to up to 40,000 shares of Common Stock of the Company ("Shares"). The Plan permits the granting of stock options to employees, directors and consultants, and includes additional features (such as restricted shares and stock appreciation rights), described in more detail below, that enhance the flexibility of the Company in hiring, retaining and motivating key individuals. The Plan provides that it shall be administered by the compensation committee of the Board of Directors of the Company (the "Committee"). The Plan may be amended without shareholder approval, except as specified in the Plan.

     Pursuant to the Plan, the Company may from time to time grant to employees, directors and consultants of the Company and its affiliates, Shares, options to purchase Shares ("Options"), and stock appreciation rights. Shares issued under the Plan shall be restricted shares which are subject to cancellation upon such terms and conditions as may be determined by the Company.

     Options under the Plan may be either incentive stock options which receive special tax treatment or non-qualified options which do not receive such special tax treatment. Incentive stock options will expire not more than ten years from the date of grant. In addition, it is expected that non-qualified options will generally expire not more than ten years from the date of grant.

     The purchase price per Share to be specified in each Option granted under the Plan may not be less than the fair market value of a share of Common Stock of the Company on the date the Option is granted. The Plan permits the adjustment of outstanding Options to accommodate for mergers, acquisitions and other events, and to specify a lower purchase price, through amendment of outstanding options or through cancellation of outstanding options and the grant of replacement options.

     The Plan permits the Company to provide that payment of the purchase price upon exercise of options may be made in cash, shares owned by the optionee, any other lawful form of consideration or a combination thereof, in each case acceptable to the Committee. Any shares received by the Company in payment of the purchase price will be valued at their fair market value on the date of exercise.

     Stock appreciation rights may be granted in tandem with options or may be free-standing. The terms of stock appreciation rights may be amended from time to time by the Committee. Payment to participants upon the exercise of stock appreciation rights will generally be made in cash or in shares (such shares to be valued at their fair market value on the date of exercise of the stock appreciation rights). Tandem stock appreciation rights may be granted at the time a grant is made under the Plan or added to outstanding grants, provided that in the case of stock appreciation rights granted in tandem with incentive stock options, such grant may only be made at the time of the grant of the incentive stock option.

    The Committee has approved grants of Options to purchase up to 25,500 Shares effective July 1, 2000, of which Options to purchase 3,000 Shares and 1,500 Shares will be issued to Mr. Smith and Mr. Grose, respectively. No options will be exercisable prior to shareholder approval of the Plan.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

TRANSACTIONS WITH MESSRS. FREENY AND THOMPSON




    During 1995, 1996, 1997 and 1998, the Company repaid certain amounts owed by the Company to Messrs. Freeny and Thompson and Mrs. Thompson. The following table sets forth the terms of such loans and the repayment status of those loans (each of these Loans bore interest at 8% per annum):

         DATE                 PAYEE         ORIGINAL PRINCIPAL AMOUNT      MATURITY DATE          PAYMENT STATUS
         ----                 -----         -------------------------      -------------          --------------

     June 1, 1995         Carl Thompson            $ 100,000                May 31, 1997     paid in full at maturity
    August 31, 1995      Willeta Thompson            658,813              August 31, 1997    paid in full in March 1998
  September 30, 1995       Tracy Freeny              318,134             September 30, 1997  paid in full at maturity
   October 31, 1995        Tracy Freeny              962,120              October 31, 1997   paid in full at maturity
   November 30, 1995       Tracy Freeny               29,765             November 30, 1997   paid in full at maturity
   December 31, 1995       Tracy Freeny                9,399             December 31, 1997   paid in full at maturity
    March 31, 1996         Tracy Freeny              343,501               March 31, 1998    paid in full at maturity
 October 23, 1996 (1)      Tracy Freeny              345,000                demand note      paid in full in May 1997

----------

(1) This loan was not in connection with the sale of stock by the payee.


     In 1995 and 1996, Tracy Freeny, at that time President of the Company; Carl Thompson, at that time Senior Vice President of the Company; and Willeta Thompson, Mr. Thompson's wife sold 21,204 shares of Company stock that they owned to 100 individuals at an aggregate price of approximately $2,480,000. The selling price ranged from $40 per share to $150 per share averaging $117 per share. The former officers and the spouse then loaned the proceeds of the sale of the stock to the Company. The loans carried an interest rate of 8% per annum, and matured two years from the date of issuance. The Company repaid these loans in 1997 and 1998, and all such notes have been repaid in full as of December 31, 1999.

     Concurrently with these sales of stock the Company also entered into stock redemption agreements with the purchasers thereof (see Note H for a description of the redemption agreements). Through December 31, 1999, the Company has redeemed 5,278 shares and paid a total of $1,060,000 in connection with these redemptions. The amounts paid consisted of $790,000 for the amounts paid by the stockholders and $270,000 for the specified rate of return, as described in the agreements.

    In December 1997 Mr. Thompson borrowed $400,000 from a shareholder of the Company and subsequently loaned all of the proceeds therefrom to the Company. Mr. Thompson then directed the Company to make all payments in respect of his loan, to the Company, to the shareholder in satisfaction of his loan to Mr. Thompson. This loan bore interest at an imputed rate of 51% based on repayment of the loan in 10 monthly payments of $50,000. This loan has been paid in full.


    Additionally, during 1996, 1997 and 1998, Messrs. Freeny and Thompson and Tom Anderson, Mr. Thompson's son-in-law, periodically made short-term, non-interest bearing loans to the Company for working capital that remained outstanding from one day to up to three months. The following table sets forth the amounts advanced and repaid during such periods:

                             1996                     1997                    1998
      PARTY           LOANS     REPAYMENTS     LOANS     REPAYMENTS    LOANS     REPAYMENTS
      -----           -----     ----------     -----     ----------    -----     ----------

   Tracy Freeny     $ 845,000   $ 500,000    $ 601,000   $ 946,000    $497,824   $ 400,000
  Carl Thompson       155,000     155,000      120,000     120,000          --          --
   Tom Anderson       120,000     120,000           --          --          --          --


    Each of Messrs. Freeny and Thompson is a founder of the Company and acquired his original shares of Common Stock upon formation of the Company without payment of cash consideration. These shares represent a majority of the shares of Common Stock owned by each of them. During 1995, 1996 and 1997, the Company paid distributions to all shareholders except Messrs. Freeny and Thompson. As to them, the Company accrued distributions of $849,118, $1,659,443 and $1,260,343, respectively, to Mr. Freeny and accrued distributions of $301,827, $582,459 and $433,010, respectively, to Mr. Thompson on their shares of Common Stock. These distributions were accrued on the same per share basis as paid to all other shareholders of the Company. As of December 31, 1999, the Company's financial statements reflect outstanding non-interest bearing accrued distributions payable to Messrs. Freeny and Thompson of $3,200,000 and $337,500, respectively. The Company began paying Mr. Thompson monthly installments of $40,000 towards these accrued but unpaid distributions in connection with his separation agreement with the Company. Pursuant to a letter agreement entered into in July 1999, the Company deferred payment to Mr. Freeny of his accrued distributions and Mr. Freeny agreed to such deferment until such time as the Company's financial condition improved and it has funds available, legally and in good business practice, to pay any such accrued distributions. In consideration for this deferral, Mr. Freeny's subordination of the accrued distributions to the Coast Loan and certain other acts performed by Mr. Freeny while President of the Company which were outside of the customary responsibilities of an officer such as personally guaranteeing debt, the Company will pay him, in addition to his salary, $300,000 per year until the payment of the accrued distributions is resumed and, if resumed, all amounts paid to Mr. Freeny pursuant to this agreement shall be credited against his accrued distributions. The Company agreed to seek a determination of the propriety of paying the accrued distributions no later than December 31, 2001. In January 1995, the Company redeemed 2,140 shares of Common Stock for $214,164 from Mr. Freeny and 250 shares of Common Stock for $25,000 from Mr. Thompson.

      From 1996 to 1998, Messrs. Freeny and Thompson received sales commissions from the Company, which were based on the amount of revenue the Company derived from certain customers. The total amount of commissions was 5% of the revenue generated from all customers of the Company for which no other sales agent or representative of the Company was receiving a commission. The total commissions from such sales were split evenly among Messrs. Freeny, Thompson and a third employee. In 1996, 1997 and 1998, commissions paid to Messrs. Freeny and Thompson were $228,176 and $228,176; $238,195 and $231,314; and $246,111 and
$85,004, respectively.


TRANSACTIONS WITH VISIONQUEST


    The Company, Messrs. Freeny and Thompson and Shawn Rohrer, Mr. Freeny's son-in-law, to outsource substantially all of the Company's telemarketing service requirements formed VisionQuest in March 1993. Messrs. Freeny and Thompson served as directors and officers of VisionQuest and Mr. Rohrer is the President and a director of VisionQuest. Effective January 1, 1999, pursuant to various written agreements, the Company and VisionQuest terminated their business relationship. The Company purchased from VisionQuest the rights to use all of VisionQuest's assets related to its call center located in Tahlequah, Oklahoma through December 1999 ("Tahlequah Assets") for the following consideration (i) 1,099,850 shares of common stock of VisionQuest, which represented approximately 48% of the outstanding stock of VisionQuest (397,100 of these shares were owned by the Company and 702,750 of these shares were owned by Tracy Freeny which he conveyed to the Company for no consideration immediately prior to the consummation of this transaction) and (ii) cancellation of all remaining amounts owed by VisionQuest to the Company pursuant to a promissory note dated December 31, 1997 in the original principal amount of $670,000 ($520,000 was owed as of the effective date of the transaction). Also, in connection with and as consideration for the transaction, each of the Company and VisionQuest executed mutual releases related to all prior dealings between the parties including all contracts or obligations between the two parties.

    The Company believes that the terms of its above-described transaction with VisionQuest were fair and in the best interests of the Company for the following reasons: (i) the value of the stock of VisionQuest was low because VisionQuest would no longer have the Company's telemarketing business, which represented a substantial portion of VisionQuest's business, (ii) the $520,000 obligation which was forgiven was a rate reduction given by VisionQuest to the Company in anticipation of a proposed business combination between the two entities and those plans were discontinued, and (iii) the Company determined it needed to establish a core telemarketing business and could use the Tahlequah Assets to begin establishing its own telemarketing center, which the Company believed it could operate on a more cost-effective basis than through its prior relationship with VisionQuest. With the opening of the Company's new call center in Tahlequah, telemarketing operations on a more cost-effective basis have been achieved.

    The Company compensated VisionQuest for its service through variety of arrangements including commissions, hourly fees and overhead and expense reimbursements. In 1995, 1996, 1997 and 1998, the Company's total payments to VisionQuest were $11,103,000, $8,987,000, $5,274,000 and $6,209,000, respectively, which resulted in the Company paying VisionQuest an effective hourly rate of $36, $31, $33 and $50, respectively, in those years. The Company believes that VisionQuest charged the Company a higher rate for its services than it charged independent third parties and higher than the Company could have obtained in an arms-length transaction with an unaffiliated third party that provides the same telemarketing services.


    Mr. Freeny received compensation from VisionQuest in 1995, 1996 and 1997 totaling approximately $303,600, $414,000 and $6,500, respectively; Mr. Thompson received compensation from VisionQuest in 1995, 1996 and 1997 totaling approximately $292,000, $378,000 and $5,800, respectively; and Mr. Rohrer received compensation from VisionQuest in 1995, 1996 and 1997 totaling approximately $367,000, $503,000, and $590,000, respectively. In January 1997 all compensation paid to Messrs. Freeny and Thompson from VisionQuest was permanently discontinued.

    Periodically during 1997 and 1998, VisionQuest made short-term working capital loans to the Company. These loans ranged from $50,000 to $100,000, did not bear interest and were repaid within three to five business days. All of these loans have been paid in full.

    In connection with its telemarketing services, VisionQuest utilized the Company's telecommunication services and paid the Company's out-of-pocket expenses for such services. In 1995, 1996, 1997 and 1998, VisionQuest paid the Company approximately $930,000, $1,030,000, $788,000 and $1,001,000 for
telecommunication services.

TRANSACTIONS WITH HEBRON


    Hebron was formed in December 1995 to provide certain telecommunications services to the Company. Hebron's primary assets consisted of various equipment and leases for equipment utilized in telecommunications switching network services ("Switching Assets"), a 20-story, 195,000 square foot office tower in Oklahoma City, Oklahoma, where the Company's principal executive offices and substantially all of its operations are located, and certain assets jointly-developed with the Company and used in connection with the Company's Internet operations ("Internet Assets"). John Telling, a former director and executive of the Company, has been the President and Chief Executive Officer and a director of Hebron since its formation in December 1995 and is also a major shareholder of Hebron. In 1997, 1998 and 1999, Hebron paid Mr. Telling $112,308, $187,308 and $125,000, respectively, as salary and cash bonuses for his services to Hebron and in 1998 Mr. Telling received a bonus of Hebron stock valued at $225,000. Each of Messrs. Freeny and Thompson served as directors and officers of Hebron from its formation until November 1996 and were shareholders of Hebron and John Damoose, a director of the Company, is a director of Hebron. Messrs. Telling, Freeny and Thompson received stock in Hebron for serving as directors of Hebron. As of December 31, 1999, Mr. Telling and his wife, collectively, and Messrs. Freeny and Thompson owned 8.80%, 5.87%, and 5.87%, respectively, of the outstanding stock of Hebron. Mr. Damoose does not own any stock in Hebron and receives no compensation for serving as a director of Hebron. In December 1998, Messrs. Freeny and Thompson each returned the 2,500 shares of Hebron stock they received for serving as directors of Hebron.

    Effective February 1, 1999, the Company began operating the Switching Assets and the Internet Assets and, in April 2000 acquired all of such assets (the "Hebron Acquisition"). At the closing of the Hebron Acquisition, the Company paid to Hebron the following: (i) as consideration for the Switching Assets, $567,073 in the form of a promissory note (the "Switch Note") and (ii) as consideration for the Internet Assets, $584,295 in the form of a promissory note ("Internet Note"). Also, the Company issued to Hebron a promissory note ("Payables Note") in the amount of $2,274,416 as consideration for amounts owed by the Company directly to Hebron for switching services prior to February 1, 1999. Also in connection with the Hebron Acquisition, the Company assumed the following liabilities of Hebron: (a) all liabilities under contracts it is assuming related to the Switching Assets and Internet Assets, (b) the costs of Hebron in excess of its revenues in winding up its business from February 1, 1999 until May 1, 2001 with such costs not to exceed $1,156,000, with any such payments to be credited against the outstanding principal balance of the Switch Note and Internet Note, and (c) all outstanding accounts payable of Hebron to unaffiliated third parties which result from the use by the Company of the Switching Assets which total $2,338,580. One of the contracts to be assumed by the Company is a long term contract between Hebron and IXC Communications, Inc. ("IXC") pursuant to which Hebron contracts for services guaranteeing IXC a minimum of $550,000 monthly revenue from such contract. All of the Company's obligations pursuant to the Switch Note, Internet Note and Payables Note are guaranteed by Mr. Freeny, with such guaranty being secured by a pledge of 50,000 shares of Common Stock owned by Mr. Freeny. At the closing of the Hebron Acquisition, each of Messrs. Freeny and Thompson and another individual delivered 20,000 shares of Hebron Stock owned by each of them to Hebron and in return Hebron transferred to each 2,000 shares of Common Stock owned by Hebron.

    The Switch Note and the Internet Note have identical terms which are as follows: interest accrues at 12.50% per annum for the first nine months after issuance and 16.25% per annum thereafter, accrued interest is paid monthly in arrears, principal is payable in six equal installments with the first payable due 13 months from issuance and continuing each month thereafter until paid in full 18 months from such issuance and all obligations under these notes will be subordinated to the Coast Loan. The Payables Note was issued effective as of February 1, 1999 and its terms are identical to the Switch Note and the Internet Note except that the outstanding principal amount of the Payables Note is due and payable in one installment on August 31, 2000.


    The Company believes that the terms of its above-described transaction with Hebron were fair and in the best interests of the Company because (i) the purchase of the Switching Assets allows the Company to have both switchless and certain switched long distance under its full control, (ii) the Company paid Hebron's net book value for the Switching Assets, (iii) the Company reimbursed Hebron for Hebron's out-of-pocket costs for the Internet Assets, (iv) the Company believes it can operate both the Switching Assets and Internet Assets on a more effective and cost efficient basis than through its prior relationship with Hebron and (v) the Company was able to convert a significant account payable into a long term subordinated obligation.


    In 1995, the Company purchased equipment, which was then sold to Hebron in March 1996 for the Company's cost basis in such equipment. Also in 1995, the Company entered into a lease agreement with a third party to lease the required switching network equipment. In March 1996, the Company sublet this equipment to Hebron on identical terms as the Company's lease terms and ultimately assigned the lease to Hebron in July 1996, but the Company remained a guarantor of the lease obligation. Finally, the Company assigned a telecommunications services agreement to Hebron. During 1996, 1997, 1998 and the first month of 1999, the Company incurred telecommunications services expense payable to Hebron of approximately $4,685,000, $13,529,000, $14,736,000 and $1,469,000, respectively.
In 1997, the Company believes that it could have obtained the services provided by Hebron on more favorable terms in an arm's length transaction with an unaffiliated third party. The higher rates paid to Hebron were the result of the Company's primary carrier lowering its rates in 1997, but Hebron failed to match such rate reductions. However, in 1998 the Company and Hebron adjusted the rates being charged so that the Company was paying Hebron generally what the Company would pay for similar services in an arm's length transaction with an unaffiliated third party.

    In December 1995, the Company advanced Hebron $170,000 to make the cash payment to purchase the office building owned by Hebron. This advance was interest free and repaid in March 1996. Beginning in 1996, the Company leased office space from Hebron. Since January 1998, the Company's principal executive offices and office space for substantially all of its operations were being leased from Hebron. During 1997, 1998, 1999 and for the three months ended March 31, 2000, the Company incurred rent expense payable to Hebron of approximately $110,000, $380,000, $530,000 and $147,000, respectively. The Company believes that the terms of the lease with Hebron were at least as favorable to the Company as could have been obtained in an arm's length transaction with an unaffiliated third party.


    In December 1996, Hebron began providing advance funding to the Company on billings transmitted by the Company to certain LECs. Certain shareholders of Hebron, including Judith Telling, Mr. Telling's wife, and Art Richardson and David Dalton, each directors of Hebron, loaned Hebron money at 18% per annum so that Hebron could make the loans to the Company. The Company assigned specific LEC tapes to an independent escrow agent designated by Hebron, who would forward the tapes to the applicable LEC and, upon confirmation of receipt of the tape, advance up to 75% of the net tape amount to the Company. When the escrow agent received payment from the LEC it would remit payment to the Company of any remaining amounts owed to the Company after deducting interest of 18% per annum on the advance amount and factoring fees charged by Hebron of 2% of the tape amount plus $0.02 per call record. In 1996, 1997 and 1998, the Company incurred expenses in connection with these advances of approximately $57,000, $908,000 and $879,000, respectively. At December 31, 1998 all amounts had been repaid. Based on the amount of interest and factoring fees charged on these loans to the Company by Hebron pursuant to this program, the effective costs of funds on such loans was approximately 58% per annum. The Company believes that it could have obtained unaffiliated third party financing on more favorable terms. Additionally, Hebron periodically has made loans to the Company for working capital purposes in amounts less than $1,275,000, which bore interest at 10%.

    In 1996 and 1997, Hebron paid Mr. Telling and his wife aggregate dividends of $31,500 and $70,500, respectively, with respect to the stock they owned in Hebron. Hebron also paid dividends of $23,625 and $52,875 to each of Mr. Freeny and Mr. Thompson in 1996 and 1997.

TRANSACTIONS WITH DIRECTORS


    Jay A. Sekulow, a director of the Company, is Chief Executive Officer, a director and 50% shareholder of Regency, and, through Regency, hosts a daily nationally syndicated radio talk show. The Company currently pays Regency $159,000 per month to fund a portion of the cost that Regency incurs in creating this show and Mr. Sekulow advertises the long distance services of the Company during the show at no additional charge. In 1997, 1998, 1999 and for the three months ended March 31, 2000, these payments were $1,803,000, $1,918,000, $1,908,000 and $477,000, respectively. Regency also receives 10% of certain collected revenues from the customers subscribed as a result of the advertising during the show. The Company estimates that it has received over 105,000 customer subscriptions as a result of advertising during Mr. Sekulow's show.

    Mr. Sekulow is also Chief Counsel of ACLJ and President and a director of CASE, each of which provides its membership list to the Company in return for receiving 10% of certain collected revenues from members of such organizations who become customers of the Company, which, like the arrangement with Regency, is the same arrangement that all other non-profit organizations have with the Company. For 1997, 1998, 1999 and for the three months ended March 31, 2000, Regency, ACLJ and CASE collectively received aggregate payments from the Company as a result of these arrangements (but not including amounts funded by the Company in respect of the radio show) of approximately $775,000, $1,060,000, $1,107,000 and $265,836, respectively. Additionally, these non-profit organizations receive an agent commission ranging between 2 and 3% of certain collected revenues, which for 1997, 1998, 1999 and for the three months ended March 31, 2000, were approximately $168,000, $497,000, $102,000 and $124,250, respectively.

    Effective January 1, 1999, the Company entered into Royalty Agreements with each of Regency and CASE, pursuant to which the Company agreed to pay (a) Regency $110,500 in 1999 and $102,000 in each of 2000 and 2001 and (b) CASE $386,500 in 1999 and $395,000 in each of 2000 and 2001, in each case as settlement for all past royalties claims by Regency and CASE and certain non-competition agreements of Regency and CASE.


    From August 1997 through November 1997, CASE loaned the Company an aggregate of $1,000,000 ("CASE Loan"). The terms and conditions of the CASE Loan have been subsequently amended. The CASE Loan accrued interest at 10% and a portion of the principal had been repaid. In April 1999, the outstanding principal balance and all accrued interest thereon of the CASE Loan was converted into a new note payable to CASE in the original principal amount of $850,000, of which $588,183 was the remaining principal balance and accrued interest of the CASE Loan and $261,817 was a new loan from CASE to the Company (the "CASE Note"). The CASE Note bears interest at 10% per annum which is payable monthly and the entire outstanding principal balance is payable in full in April 2004 which can be extended at CASE's option for an additional five years on the same terms and conditions. The CASE Note is subordinated to the Coast Loan and is convertible at any time into shares of Common Stock, at the option of CASE, at a per share price equal to the lower of (i) the fair market value of the Common Stock on January 1, 1998, as determined by an appraisal, or (ii) the lowest publicly traded price of the Common Stock three months following the establishment of a public trading market for the Common Stock. Prior to the fourth anniversary of the Note, the Company has the right to prepay the CASE Note at a 10% premium to its then appraised value (including conversion value) ("Prepayment Right"). The Company also had the option, which it did not exercise, to borrow an additional $150,000 from CASE on or prior to June 20, 1999. In connection with the issuance of the CASE Note, the Company is required to issue CASE warrants to purchase 3,400 shares of Common Stock for $0.01 per share. The Company believes that the terms and conditions of the CASE Loan and CASE Note were at least as favorable as the Company could have obtained in an arm's length transaction with an unaffiliated third party.

    In June 1998, John Damoose, a director of the Company, loaned the Company $150,000. The loan accrued interest at 18% and $50,000 of the principal was repaid in May 1999. In May 1999, the outstanding principal balance and all accrued interest thereon of the Damoose Loan was converted into a new note payable to Mr. Damoose in the original principal amount of $100,000 ("Damoose Note"). The terms of the Damoose Note and the terms of the CASE Note are identical other than the amounts. The Damoose Note matures in April 2001 and can be extended, at Mr. Damoose's option, for an additional three years on the same terms and conditions. In connection with the issuance of the Damoose Note, the Company is required to issue Mr. Damoose warrants to purchase 400 shares of Common Stock for $0.01 per share. The Company believes that the terms and conditions of the Damoose Loan and Damoose Note were at least as favorable as the Company could have obtained in an arm's length transaction with an unaffiliated third party.


    From 1997 until October 1998, Mr. Halliday, the President, Chief Executive Officer and a director of the Company, was a partner in the law firm of WRF and Mr. Halliday continues to serve as Of Counsel with WRF for matters which do not involve the Company. In 1997, 1998, 1999 and for the three months ended March 31, 2000, the Company paid WRF $69,000, $741,000, $767,000 and $150,000, respectively, for legal fees and expenses. WRF billed the Company its standard billing rates for work performed for the Company. WRF will continue to perform work for the Company in the future, which will continue to be billed to the Company at WRF's standard rates.

    In addition, Messrs. Halliday, Damoose and Sekulow received and are entitled to receive certain other payments from the Company more particularly described in Item 6 above.

OTHER MISCELLANEOUS TRANSACTIONS


    In 1997, the Company entered into 25-year sales representative agreements with certain of its key sales representatives, including, Tom Anderson, Mr. Thompson's son-in-law; Diana Riske, Mr. Telling's daughter; and Jeff Cato, Mr. Freeny's son-in-law. The agreements provide that the sales representatives will receive a commission of 3% of the net domestic billings of customers who subscribe to the Company's telecommunication services either directly or indirectly through any subscriber, business or organization procured as a result of the sales representatives contact with such subscriber, business or organization. In addition, the sales representatives will receive a commission of 1% of the net domestic billings of customers subscribed through any sales representative of the Company recruited by the sales representative. The sales representatives will receive substantially all of the payments under these agreements if they die or are terminated, with or without cause, during the term of the agreement. One sales representative who also has a 25-year sales representative agreement, David Dalton, has received over $700,000 per year for each of 1997,1998 and 1999 under his agreement. For 1997, 1998, 1999 and the three months ended March 31, 2000, Mr. Anderson, Ms. Riske and Mr. Cato received salary and commissions of approximately $232,000, $206,000, $150,000 and $25,500; $51,000, $55,000, $93,000 and $17,000; and $94,000, $134,000, $133,000
and $31,000, respectively. In April 1998, Mr. Anderson resigned as an employee of the Company and, pursuant to the terms of a separation agreement with Mr. Anderson, the Company will pay him 100% of all amounts under his agreement until the Company completes an initial public offering when he will receive 75% of such amounts. In July 1999, Mr. Cato voluntarily agreed to terminate his contract.


ITEM 8. LEGAL PROCEEDINGS

INVESTIGATION BY THE SECURITIES AND EXCHANGE COMMISSION


    In 1995, the Company determined that it may not have registered its securities with the Commission when it was obligated to do so under the federal securities laws and that, consequently, it may have engaged in the sale or delivery of unregistered securities in violation of the federal securities laws. In July 1996, the Company voluntarily reported this information to the Commission, which then instituted an investigation into whether the (a) Company;
(b) Tracy L. Freeny, the Company's Chairman of the Board and, at that time, the Company's President; and (c) Carl D. Thompson, at that time, the Company's Senior Vice President had violated any of the federal securities laws. In 1997, the Commission requested documents relating to Hebron's sale and delivery of securities. The Company, Freeny, Thompson, and Hebron cooperated with the Commission during this investigation. Mr. Freeny and Mr. Thompson voluntarily gave sworn statements to the Commission in 1997. Hebron also voluntarily provided documents to the Commission when requested to do so.


    On September 24, 1997, the Commission's staff attorney who was conducting the investigation informed the Company that she intended to recommend to the Commission that it institute cease-and-desist proceedings against the Company based upon the staff's belief that the Company violated Sections 5(a) and 5(c) of the Securities Act of 1933, as amended ("Securities Act"), and Section 12(g) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and Rule 12g-1 promulgated under the Exchange Act ("Rule 12g-1"). Also on September 24, 1997, the Commission's staff attorney informed Messrs. Freeny and Thompson, and Hebron that she intended to recommend that the Commission institute cease-and-desist proceedings against them. On July 15, 1998, the Company and Messrs. Freeny and Thompson each executed an offer of settlement (the "Offers") that were contingent upon the Commission accepting the staff attorney's recommendation. In the Offers, the Company and Messrs. Freeny and Thompson consented to the entry of a cease-and-desist order which provided that they would cease and desist from committing or causing any violations or future violations of Sections 5(a) and 5(c) of the Securities Act and Section 12(g) of the Exchange Act and Rule 12g-1. Additionally, in the Offers, Hebron consented to the entry of a cease-and-desist order which provided that it would cease and desist from committing or causing any violations or future violations of Sections 5(a) and 5(c) of the Securities Act.

    On July 23, 1998, the Commission approved the Commission's staff attorney's recommendation and accepted the Offers. On July 30, 1998, the Commission issued a cease-and-desist order which stated that (a) the Company, Messrs. Freeny and Thompson, and Hebron had violated Sections 5(a) and 5(c) of the Securities Act;
(b) the Company had violated Section 12(g) of the Exchange Act and Rule 12g-1; and (c) Messrs. Freeny and Thompson had caused the violation of Section 12(g) of the Exchange Act and Rule 12g-1. The Commission ordered the Company, Messrs. Freeny and Thompson, and Hebron to cease and desist from committing or causing any violations and any future violations of Sections 5(a) and 5(c) of the Securities Act and the Company and Messrs. Freeny and Thompson to cease and desist from committing or causing any violations or future violations of Section 12(g) of the Exchange Act and Rule 12g-1. The Commission did not order any monetary penalties, fines, sanctions, or disgorgement against the Company, Messrs. Freeny or Thompson, Hebron or anyone else associated with the Company or any of the other parties.

INVESTIGATIONS BY STATE SECURITIES COMMISSIONS


    In December 1994, the Washington Department of Financial Institutions - Securities Division ("WDS") notified the Company that it was aware that the Company may have offered unregistered securities to residents of the State of Washington and instructed the Company to cease and desist such offers and to provide information with respect to any sales of such securities. In April 1997, the WDS told the Company that it was trying to close its file on the Company and attempted to serve a subpoena on the Company that sought various documents relating to the Company's shareholders in Washington state. The Company voluntarily produced documents in response to the improperly served subpoena in May 1997. The WDS has not corresponded with the Company since May 1997.


    In February 1996, the Oklahoma Department of Securities ("ODS") made an inquiry to the Company with regard to the basis upon which the Company and Hebron had offered and sold securities and effected issuances of short-term notes under an advance payment loan program, without registration under the Oklahoma Securities Act. The Company responded to such inquiry in February 1996 advising the ODS that neither the Company nor its Oklahoma counsel believed that the short-term notes issued under the advance payment loan program constituted securities, and claiming that the Common Stock was exempt from registration under Section 401(b)(9)(B) of the Oklahoma Securities Act. Hebron responded to the ODS inquiry under separate cover in February 1996. In its response, Hebron stated that it had not engaged in an advance payment loan program, that it had authorized a private offering and sale under Section 4(6) of the Securities, Rule 505 of Regulation D promulgated under the Securities Act and, as applicable, state Uniform Limited Offering Exemptions. Neither the Company nor Hebron have had any further contact with the ODS since their responses.

LIABILITIES FOR BREACH OF SECURITIES LAW


    Substantially all of the Company's sales of Common Stock and certain notes, other than sales to officers and directors of the Company, failed to comply with certain provisions of the federal and states' securities laws, including compliance with Sections 5 (a) and (c) of the Securities Act, compliance with registration requirements of certain states' securities laws and, possibly, compliance with Section 10 (b) of the Exchange Act and Rule 10 b-5 promulgated under the Exchange Act and any similar anti-fraud provisions under state securities laws. The Company and two of its officers, after voluntarily presenting these facts to the Commission in August 1996, consented in July 1998 to the entry of a cease and desist order from the Commission concerning violations of the federal securities laws.

    The federal securities laws provide legal causes of action against the Company by persons buying the securities from the Company including action to rescind the sales. With respect to the offerings described above, the statutes of limitations relating to such actions appear to have expired for sales made by the Company more than three years ago. The Company made all of these sales more than three years ago.

    While certain suits under the federal acts may be barred, similar laws in many of the states provide similar rights. The Company sold stock to persons in over forty states, and those states typically provide that a purchaser of securities in a transaction that fails to comply with the state's securities laws can rescind the purchase, receiving from the issuing company the purchase price paid plus an interest factor, frequently 10% per annum from the date of sales of such securities, less any amounts paid to such security holder. The statutes of limitations for these rights typically do not begin running until a purchaser discovers the violation of the law, and therefore in most instances, and depending on individual circumstances, the statute of limitations do not appear to limit those rights for most purchasers of securities from the Company. Also, depending on the law of the state and individual circumstances, monetary damages and other remedies may be granted for breach of state securities laws. Accordingly, the Company has a significant, material contingent liability under state securities laws for those sales of approximately $10.0 million at March 31, 2000.

    Additionally, the Company may be liable for rescission or other remedies under states securities laws to the purchasers of the Hebron common stock because of the relationships of the two companies, creating an additional significant, material contingent liability to the Company of approximately $3.2 million at March 31, 2000. While the Company may have liability for rescission of the sales of the Hebron securities, the holders of Hebron securities will not have any damages under the rescission rights if Hebron successfully completes its currently proposed liquidation. See Item 7 below for a description of the Hebron transaction including its proposed liquidation. If the liquidation is completed as currently proposed, and the Company pays the notes it owes Hebron in full, the Company anticipates that the Hebron shareholders would receive assets in the liquidation with a value greater than the value of their rescission rights.

    If purchasers of securities of either the Company or Hebron are successful in asserting any of the above-described claims, it could have a material adverse effect on the Company.

OTHER LEGAL PROCEEDINGS

    The Company is not party to any other material pending legal proceedings.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


    There is no established public trading market for the shares of Common Stock and the Company currently does not intend to seek inclusion of the shares of Common Stock in any established public trading market. At March 31, 2000, there were 825,278 outstanding shares of Common Stock owned by approximately 1,200 holders of record. All of the outstanding shares of Common Stock can be sold pursuant to Rule 144 of the Securities Act without limitations except for 251,280 shares of Common Stock held by affiliates of the Company. All but 22,747 shares of the shares held by affiliates may be sold subject to the limitations provided for in Rule 144. As of March 31, 2000, the Company had issued (i) options to purchase an aggregate of 90,987 shares of Common Stock to certain of its officers and directors, (ii) warrants to purchase an aggregate of 3,800 shares of Common Stock to certain creditors of the Company and (iii) convertible notes in the aggregate principal amount of $385,800 ("Convertible Notes"). The Convertible Notes generally have no specified maturity date and are convertible into Common Stock at the option of the Company. The Convertible Notes contain varying terms with respect to conversion price. Some of the Convertible Notes contain specific conversion prices while others do not set forth a conversion price. With respect to the Convertible Notes, which do not contain specific conversion prices, the Company has assumed between $135 and $150 per share conversion prices. Based on the foregoing assumptions, the Company estimates that the outstanding Convertible Notes are convertible into 2,765 shares of Common Stock. Additionally, if the Company employs Mr. Halliday on May 24, 2002, the Company is required to issue him options to purchase shares of Common Stock equal to 2% of the fully diluted outstanding Common Stock on such date. The Company has not granted any registration rights to any holder of its Common Stock or any person who has the right to acquire Common Stock.

    During 1996 and 1997, the Company declared distributions on its shares of Common Stock of $8,137,721 and $6,193,684, respectively, all of which were paid when declared or have been subsequently paid except for $3,200,000 which was accrued and is payable as of March 31, 2000 to Mr. Freeny. The Company has not declared any distributions or other cash dividends on its shares of Common Stock since December 31, 1997. The Company does not anticipate paying any other cash dividends in the foreseeable future and anticipates that future earnings will be retained to finance operations. Furthermore, the terms of the Coast Loan limit the payment of any distributions or other dividends to its shareholders.


ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES


    In May 1999, the Company issued 9,099 shares of Common Stock to Mr. Telling, a former director of the Company, pursuant to the Resignation Agreement The shares were issued as consideration for past services by Mr. Telling to the Company and the Company did not receive any cash proceeds in connection with such issuances. Exemption from registration for all of the sales was claimed under Section 4(2) of the Securities Act regarding transactions not involving any public offering. No commissions were paid by any person in connection with these sales.


ITEM 11. DESCRIPTION OF COMPANY'S SECURITIES TO BE REGISTERED

GENERAL


    The Company has authorized capital stock consisting of 1,000,000 shares of Common Stock, $0.10 par value. As of March 31, 2000, there were 825,278 outstanding shares of Common Stock owned by approximately 1,200 holders of record. All holders of Common Stock have full voting rights and are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Votes are not cumulated in the election of directors. Shareholders have no preemptive or subscription rights. Holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors from funds legally available therefor and are entitled, upon liquidation to share ratably in all assets remaining after payment of liabilities. The Company is the transfer agent and registrar for the Common Stock, but reserves the right to retain a third party to perform such services.

REDEMPTION RIGHTS


    While the Company's Certificate of Incorporation authorizes the Company only to issue a single class of Common Stock, the Company has from time to time entered into various contracts with certain of its shareholders pursuant to which the Company agreed, upon request of one or more of such shareholders, to redeem the shares of Common Stock owned by such shareholder. The Company has for financial accounting purposes segregated its Common Stock into two distinct groups, redeemable and non-redeemable. Of the 825,278 shares of Common Stock outstanding at March 31, 2000, 15,537 shares are characterized as redeemable and are held of record by approximately 150 shareholders and 809,741 shares are characterized as non-redeemable and are held of record of by approximately 1,050 shareholders.


    The Company has entered into four variations of redemption agreements, which it classifies as Type A, Type B, Type C and Type D. Generally, each redemption agreement provides that the shares of Common Stock shall be repurchased for an amount that gives the shareholder a specified rate of return based on the length of time the shareholder owned such shares. Type A agreements were issued primarily between October 1992 and December 1992 and Type B agreements were issued primarily between January 1993 and May 1995. Both the Type A and Type B agreements provide that shareholders owning their shares of Common Stock between 6 months and one year receive a 12% annual return; between one year and 18 months receive a 15% annual return; and between 18 months and two years receive an 18% annual return. All of the Type A and Type B agreements are no longer exercisable pursuant to their terms.


    Type C agreements were issued primarily between July 1992 and September 1992 and have terms identical to the Type A and Type B agreements except that these agreements remain exercisable without limitation and the Company agreed to redeem the shares of Common Stock owned for more than two years for the highest price shares of Common Stock have been sold to an investor. Type D Agreements have no expiration and were issued from May 1995 until the Company discontinued issuing redemption agreements altogether in February 1996. Type D agreements provide that shareholders owning their shares of Common Stock less than one year receive a 10% annual return; between one year and 18 months receive a 15% annual return; between 18 months and three years receive an 18% annual return; and over three years an amount based on the estimated market price for the shares of Common Stock, as determined by management. At March 31, 2000, of the 15,537 shares of Common Stock that were classified as redeemable, 0 shares, 0 shares, 1,577 shares and 13,960 shares were subject to Type A, Type B, Type C and Type D agreements, respectively. Irrespective of the existence of these redemption obligations, availability of funds, restrictions in financing agreements and corporate law considerations may affect or restrict the ability of the Company to make redemption.


ANTI-TAKEOVER STATUTES

    Section 1090.3 of the Oklahoma General Corporation Act ("OGCA") contains provisions prohibiting a broad range of business combinations, such as a merger or consolidation, between an Oklahoma corporation with a class of voting stock that is listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system or held of record by 1,000 or more shareholders, and an "interested shareholder" (which is defined as any owner of 15% or more of the corporation's stock) for three years after the date on which such shareholder became an interested shareholder, unless, among other things, the stock acquisition which caused the person to become an interested shareholder was approved in advance by the corporation's board of directors. Because the Company has more than 1,000 shareholders, it is subject to this Section 1090.3.

    Sections 1145 through 1155 of the OGCA also contain provisions regulating a "control share acquisition" which effectively deny voting rights to shares of an Oklahoma corporation acquired in control share acquisitions unless a resolution granting such voting rights is approved at a meeting of shareholders by affirmative majority of all voting power, excluding all interested shares. A control share acquisition is one in which a purchasing shareholder acquires more than one-fifth, one-third, or a majority, under various circumstances, of the voting power of the stock of an "issuing public corporation." An "issuing public corporation" is an Oklahoma corporation that has (i) any class of securities registered pursuant to Section 12 or subject to Section 15(d) of the Exchange Act; (ii) 1,000 or more shareholders; and (iii) either (a) more than 10% of its shareholders are Oklahoma residents; (b) more than 10% of its shares owned by Oklahoma residents; or (c) at least 10,000 shareholders are Oklahoma residents. Upon filing of this Form 10, the Company will meet the statutory definition of an "issuing public corporation" and will be subject to the control share acquisition provisions of the OGCA.

RIGHT OF FIRST REFUSAL

    The Bylaws of the Company provide that any shareholder desiring to transfer its shares of Common Stock ("Selling Shareholder") must first comply with a right of first refusal in favor of Tracy Freeny, Aubrey Price, Carl Thompson and any other shareholder owning 11,000 or more shares of Common Stock (a "Major Shareholder") and, if the Major Shareholders decline such right, the Company. A Selling Shareholder must give written notice to the Company of its intention to sell and the Company will forward notice of the same to each Major Shareholder. A Major Shareholder has 15 days from mailing of notice by the Company to express its intention to purchase the shares being sold. If none or less then all of the shares are purchased by the Major Shareholders and the Company, the Selling Shareholder shall thereafter be entitled to sell all shares not purchased.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 1031 of the OGCA empowers a corporation to indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. With respect to actions or suits by or in the right of the corporation, such indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit. Further, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Additionally, a corporation is required to indemnify its directors and officers against expenses to the extent that such directors or officers have been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein.

    An indemnification can be made by the corporation only upon a determination made in the manner prescribed by the statute that indemnification is proper in the circumstances because the party seeking indemnification has met the applicable standard of conduct as set forth in the OGCA. The indemnification provided by the OGCA shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. A corporation also has the power to purchase and maintain insurance on behalf of any person covering any liability incurred by such person in his capacity as a director, officer, employee or agent of the corporation, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability. The indemnification provided by the OGCA shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

    The Company's Bylaws provide that the Company shall indemnify its officers, directors, employees and agents to the extent permitted by the OGCA.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

    The financial statements and supplementary data are set forth following the signature page hereof beginning on page F-1.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

    Not applicable.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

    (a) Financial Statements

    The Financial Statements listed below are filed as part of this Registration Statement on Form 10 following the signature page hereof beginning on page F-1.


                  Index to Consolidated Financial Statement
                  Independent Auditors' Report
                  Consolidated Balance Sheets as of December 31, 1998
                       and 1999 and March 31, 2000
                  Consolidated Statements of Operations for the Years
                       Ended December 31, 1997, 1998 and 1999
                       and the three months ended March 31,
                       1999 and 2000
                  Consolidated Statements of Stockholders'
                       Deficiency for the Years Ended December
                       31, 1997, 1998 and 1999 and the three
                       months ended March 31, 1999 and 2000
                  Consolidated Statements of Cash Flows for
                       the Years Ended December 31, 1997, 1998
                       and 1999 and the three months ended
                       March 31, 1999 and 2000

                   Notes to Consolidated Financial Statements

     (b) Exhibits


          3.1         -  Certificate of Incorporation of the Company
          3.2         -  Bylaws of the Company
          3.3         -  Secretary certificate regarding amended and restated bylaws
          4.1         -  Form of certificate representing shares of the Company's common stock
          4.2         -  Form of Type A Redemption Agreement
          4.3         -  Form of Type B Redemption Agreement
          4.4         -  Form of Type C Redemption Agreement
          4.5         -  Form of Type D Redemption Agreement
          4.6         -  Form of Convertible Note
          4.7         -  Promissory Note dated April 20, 1999, payable by the Company to
                         C.A.S.E., Inc.
          4.8         -  Promissory Note dated April 20, 1999, payable by the Company to John
                         Damoose
          10.1        -  Agreement, dated as of April 13, 1998, between the Company and Carl
                         Thompson
          10.2        -  First Amendment to April 13, 1998 Agreement between Amerivision
                         Communications, Inc. and Carl Thompson, dated as of December 31,
                         1998, among the Company, Carl Thompson and Willeta Thompson
          10.3*       -  Amended and Restated Employment Agreement, dated as of May 24, 1999 between the Company and Stephen D. Halliday
          10.4*       -  Amended and Restated Stock Agreement, dated as of May 24, 1999, among the Company, Jay A. Sekulow and Tracy Freeny
          10.5*       -  Amended and Restated Stock Agreement, dated as of May 24, 1999, among the Company, John Damoose and Tracy Freeny
          10.6        -  Employment Agreement, dated as of May 24, 1999, between the
                         Company and John E. Telling
          10.7        -  Employment Agreement dated as of May 24, 1999 between the
                         Company and Tracy Freeny
          10.8        -  Reaffirmation of Commitments made in Employment Agreement of
                         Stephen D. Halliday dated as of June 30, 1999
          10.9        -  Reaffirmation of Commitments made in Stock Agreement of Jay A.
                         Sekulow dated as of June 30, 1999
          10.10       -  Agreement effective January 1, 1999, between the Company and
                         VisionQuest
          10.11       -  Telemarketing Services Agreement, effective as of January 1, 1999
                         Between the Company and VisionQuest
          10.12       -  Clarification to Agreement, effective as of June 9, 1999, by and
                         Between the Company and VisionQuest
          10.13       -  Asset Purchase Agreement, dated as of April 30, 1999, among Hebron, the Company, Tracy Freeny, Carl Thompson and S. T. Patrick.
          10.14       -  Lease/License Agreement, dated as of April 30, 1999 between Hebron and the Company.
          10.15       -  Form of Promissory Note payable by the Company to Hebron (form to be used with respect to Switch Note and Internet Note)
          10.16       -  Promissory Note dated February 1, 1999, in the original principal amount of $2,274,416 payable by the Company to Hebron
          10.17       -  Capital Stock Escrow and Disposition Agreement dated April 30,
                         1999 among Tracy C. Freeny, Hebron and Bush Ross Gardner Warren
                         & Rudy, P.A.
          10.18       -  Loan and Security Agreement dated as of February 4, 1999 between
          10.18.1     -  Amendment Number One to Loan and Security Agreement dated as of
                         October 12, 1999 between the Company and Coast Business Credit
          10.18.2*    -  Amendment Number Two to Loan and Security Agreement dated as of May
                         10, 2000 between the Company and Coast Business Credit
          10.19**     -  Telecommunications Services Agreement dated April 20, 1999 by and between the Company and WorldCom Network Services, Inc.
          10.20**     -  Program Enrollment Terms dated April 20, 1999 between the Company and WorldCom Network Services, Inc.
          10.21       -  Security Agreement dated April 20, 1999 by and between the Company and WorldCom Network Services, Inc.
          10.22       -  Letter Agreement dated July 14, 1999 between the Company and Tracy
                         C. Freeny
          10.23       -  Employment Agreement dated December 31, 1998, between the Company and Kerry Smith
          10.24*      -  Letter Agreement dated as of December 31, 1999 between the Company and John Telling
          10.25*      -  Royalty Agreement dated as of January 1, 1999 between the Company and Regency Productions, Inc.
          10.26*      -  Royalty Agreement effective as of January 1, 1999 between the
                         Company and Christian Advocates Serving Evangelism, Inc.
          10.27*         Stock Incentive Plan
          21.1        -  List of subsidiaries of the Company
          23.1*       -  Consent of Cole & Reed, P.C.
          27.1*       -  Financial Data Schedule
          27.2*       -  Financial Data Schedule



 *     Filed herewith.


** Information from this agreement has been omitted because the Company has requested confidential treatment. The information has been filed separately with the Securities and Exchange Commission.

                                    SIGNATURE

    Pursuant to the requirements of the Section 12 of Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           AMERIVISION, INC.


Date: July 10, 2000                         By: /s/ Stephen D. Halliday
                                              --------------------------
                                           Stephen D. Halliday
                                           President and Chief Executive Officer

Audited Consolidated Financial Statements

AMERIVISION COMMUNICATIONS, INC.

As of December 31, 1998 and 1999, and for the Years Ended December 31, 1997,
  1998 and 1999



Independent Auditors' Report................................................ F-2
Consolidated Balance Sheets................................................. F-3
Consolidated Statements of Operations....................................... F-5
Consolidated Statements of Stockholders' Deficiency......................... F-6
Consolidated Statements of Cash Flows....................................... F-7
Notes to Consolidated Financial Statements.................................. F-9

                          INDEPENDENT AUDITORS' REPORT



Board of Directors and Stockholders
AmeriVision Communications, Inc.
Oklahoma City, Oklahoma


We have audited the accompanying consolidated balance sheets of AmeriVision Communications, Inc. as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' deficiency, and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AmeriVision Communications, Inc. at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.




Oklahoma City, Oklahoma
March 31, 2000, except for Note N, for which the effective date is May 26, 2000

CONSOLIDATED BALANCE SHEETS (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

                                                                              December 31             March 31
                                                                          1998           1999           2000
                                                                       ----------     ----------     ----------
                                                                                                     (Unaudited)
ASSETS

CURRENT ASSETS
    Cash and cash equivalents                                          $      635     $      991     $    1,357
    Accounts receivable, net of allowance for uncollectible
       accounts of $393 and $500 at December 31, 1998 and 1999,
       and $756 at March 31, 2000                                          16,058         16,743         15,257
    Receivables from related parties                                          152             --             --
    Investment in and note receivable from affiliate                          578             --             --
    Prepaid expenses and other current assets                                 231            428            975
                                                                       ----------     ----------     ----------
                                            TOTAL CURRENT ASSETS           17,654         18,162         17,589



OTHER ASSETS
    Property and equipment, net                                             1,118          5,420          5,118
    Deposits                                                                   --            355          1,174
    Net deferred income tax benefits                                        5,520          3,615          3,495
    Covenants not to compete                                                  546          3,200          2,800
    Asset held for disposal                                                   500             --             --
    Other assets                                                              179            357            438
                                                                       ----------     ----------     ----------
                                                                            7,863         12,947         13,025
                                                                       ----------     ----------     ----------

                                                    TOTAL ASSETS       $   25,517     $   31,109     $   30,614
                                                                       ==========     ==========     ==========


The accompanying notes are an integral part of these consolidated financial statements.

AMERIVISION COMMUNICATIONS, INC.

                                                                                            December 31               March 31
                                                                                        1998            1999            2000
                                                                                     ----------      ----------      ----------
                                                                                                                     (Unaudited)
LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES
    Revolving line of credit                                                         $       --      $   20,880      $   22,826
    Accounts payable and accrued expenses                                                21,487          13,984          12,472
    Accounts payable to related parties                                                   3,232              --              --
    Borrowings under accounts receivable based credit facilities                          7,964              --              --
    Accrued interest payable                                                                292               5              12
    Short-term notes payable to individuals                                               5,268             553             399
    Loans and notes payable to related parties, current portion                             686           2,657           2,417
    Current portion of other notes payable and capital lease obligations                  2,315           2,300           3,713
                                                                                     ----------      ----------      ----------
                                                      TOTAL CURRENT LIABILITIES          41,244          40,379          41,839


LONG-TERM DEBT TO RELATED PARTIES, net of current portion                                 4,218           5,425           5,253

ACCRUED DISTRIBUTIONS TO RELATED PARTY                                                    3,225           3,201           3,201

LONG-TERM DEBT, net of current portion                                                    1,046           3,694           1,465

REDEEMABLE COMMON STOCK, carried at redemption value                                      1,755           1,639           1,597
    Shares outstanding at December 31, 1998: 15,737
    Shares outstanding at December 31, 1999: 15,537

STOCKHOLDERS' DEFICIENCY
    Common Stock--par value $0.10 per share,                                                 80              81              81
    authorized 1,000,000 shares
      total issued and outstanding:
         December 31, 1998: 816,379
         December 31, 1999: 825,278
      net of redeemable shares:
         December 31, 1998: 800,642
         December 31, 1999: 809,741
    Additional paid-in capital                                                            9,928          11,600          11,600
    Unearned compensation                                                                    --            (946)           (621)
    Retained earnings (deficit)                                                         (35,979)        (33,964)        (33,801)
                                                                                     ----------      ----------      ----------

                                                 TOTAL STOCKHOLDERS' DEFICIENCY         (25,971)        (23,229)        (22,741)
                                                                                     ----------      ----------      ----------

                                 TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY      $   25,517      $   31,109      $   30,614
                                                                                     ==========      ==========      ==========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS (dollars in thousands, except share and per share amounts)

AMERIVISION COMMUNICATIONS, INC.


                                                                                                              Three Months Ended
                                                                            Years Ended December 31                 March 31
                                                                        1997         1998         1999         1999         2000
                                                                      ---------    ---------    ---------    ---------    ---------
                                                                                                                  (Unaudited)

NET SALES                                                             $ 113,351    $ 124,232    $ 114,661    $  29,040    $  26,362

OPERATING EXPENSES
    Cost of telecommunication services                                   44,711       48,787       53,050       13,479       11,952
    Cost of telecommunication services provided by related parties       13,529       14,736        1,469        1,469           --
    Selling, general and administrative expenses                         44,530       49,368       48,028       11,549       11,850
    Selling, general and administrative expenses to related parties       5,893        6,805           --           --           --
    Depreciation and amortization                                           683        2,102        2,899          937        1,050
                                                                      ---------    ---------    ---------    ---------    ---------
                                            TOTAL OPERATING EXPENSES    109,346      121,798      105,446       27,434       24,852
                                                                      ---------    ---------    ---------    ---------    ---------

                                              INCOME FROM OPERATIONS      4,005        2,434        9,215        1,606        1,510

OTHER INCOME (EXPENSE)
    Interest expense and other finance charges                           (3,245)      (4,993)      (4,873)      (1,225)      (1,154)
    Interest expense and other finance charges to related parties          (924)        (974)        (698)        (175)        (153)
    (Loss) recovery on loans and other receivables                           --         (552)         182          180           --
    Net gain (loss) on long-lived assets                                     --         (215)        (103)          22           --
    Equity in income (losses) of affiliates                                 (99)          41           --           --           --
    Other income                                                             14           59           95            9           38
                                                                      ---------    ---------    ---------    ---------    ---------
                                                                         (4,254)      (6,634)      (5,397)      (1,189)      (1,269)
                                                                      ---------    ---------    ---------    ---------    ---------

                   INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)       (249)      (4,200)       3,818          417          241

INCOME TAX EXPENSE (BENEFIT)                                                 92         (643)       1,905          401          120
                                                                      ---------    ---------    ---------    ---------    ---------

                                                   NET INCOME (LOSS)  $    (341)   $  (3,557)   $   1,913    $      16    $     121
                                                                      =========    =========    =========    =========    =========

                                     BASIC EARNINGS (LOSS) PER SHARE  $   (1.01)   $   (4.22)   $    2.50    $    0.02    $    0.10
                                                                      =========    =========    =========    =========    =========

                                   DILUTED EARNINGS (LOSS) PER SHARE  $   (1.01)   $   (4.33)   $    2.14    $    0.02    $    0.08
                                                                      =========    =========    =========    =========    =========

Weighted average number of shares outstanding

    Basic earnings (loss) per share                                     799,398      800,634      806,329      800,642      809,741
                                                                      =========    =========    =========    =========    =========

    Diluted earnings (loss) per share                                   799,398      821,593      895,872      816,379      928,768
                                                                      =========    =========    =========    =========    =========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


                                                                                          Nonredeemable Common Stock
                                                                                          --------------------------   Additional
                                                                                            Number of                   Paid-in
                                                                                              Shares        Amount      Capital
                                                                                            ---------      --------    ----------

BALANCE AT JANUARY 1, 1997                                                                    789,926      $     79     $  9,228

    Acquisition and cancellation of nonredeemable common stock                                   (100)           --           (5)
    Expiration of redemption obligations applicable to redeemable common stock                 10,617             1          686
    Accretion of redemption value of redeemable common stock                                       --            --           --
    Distributions to nonredeemable stockholders ($7.54 per share)                                  --            --           --
    Net loss                                                                                       --            --           --
                                                                                             --------      --------     --------

BALANCE AT DECEMBER 31, 1997                                                                  800,443            80        9,909

    Expiration of redemption obligations applicable to redeemable common stock                    199            --           19
    Decrease in redemption value of redeemable common stock                                        --            --           --
    Net loss                                                                                       --            --           --
                                                                                             --------      --------     --------

BALANCE AT DECEMBER 31, 1998                                                                  800,642            80        9,928

    Decrease in redemption value of redeemable common stock                                        --            --           --
    Shares reserved for detachable stock warrants issued with convertible notes                    --            --          158
    Shares issued for restricted stock awards to Company officer                                9,099             1          377
    Shares reserved for issuance of stock options to Company officers and directors                --            --        1,137
    Vesting of restricted stock awards and stock options                                           --            --           --
    Net income                                                                                     --            --           --
                                                                                             --------      --------     --------

BALANCE AT DECEMBER 31, 1999                                                                  809,741      $     81     $ 11,600

    Change in redemption value of redeemable common stock (unaudited)                              --            --           --
    Vesting of restricted stock awards and stock options (unaudited)                               --            --           --
    Net income (unaudited)                                                                         --            --           --
                                                                                             --------      --------     --------

BALANCE AT MARCH 31, 2000 (unaudited)                                                         809,741      $     81     $ 11,600
                                                                                             ========      ========     ========


                                                                                                           Retained
                                                                                            Unearned       Earnings
                                                                                          Compensation     (Deficit)      Total
                                                                                          ------------     --------      --------

BALANCE AT JANUARY 1, 1997                                                                   $     --      $(26,134)     $(16,827)

    Acquisition and cancellation of nonredeemable common stock                                     --           (10)          (15)
    Expiration of redemption obligations applicable to redeemable common stock                     --            --           687
    Accretion of redemption value of redeemable common stock                                       --          (470)         (470)
    Distributions to nonredeemable stockholders ($7.54 per share)                                  --        (5,646)       (5,646)
    Net loss                                                                                       --          (341)         (341)
                                                                                             --------      --------      --------

BALANCE AT DECEMBER 31, 1997                                                                       --       (32,601)      (22,612)

    Expiration of redemption obligations applicable to redeemable common stock                     --            --            19
    Decrease in redemption value of redeemable common stock                                        --           179           179
    Net loss                                                                                       --        (3,557)       (3,557)
                                                                                             --------      --------      --------

BALANCE AT DECEMBER 31, 1998                                                                       --       (35,979)      (25,971)

    Decrease in redemption value of redeemable common stock                                        --           102           102
    Shares reserved for detachable stock warrants issued with convertible notes                    --            --           158
    Shares issued for restricted stock awards to Company officer                                 (378)           --            --
    Shares reserved for issuance of stock options to Company officers and directors            (1,137)           --            --
    Vesting of restricted stock awards and stock options                                          569            --           569
    Net income                                                                                     --         1,913         1,913
                                                                                             --------      --------      --------

BALANCE AT DECEMBER 31, 1999                                                                 $   (946)     $(33,964)     $(23,229)

    Change in redemption value of redeemable common stock (unaudited)                              --            42            42
    Vesting of restricted stock awards and stock options (unaudited)                              325            --           325
    Net income (unaudited)                                                                         --           121           121
                                                                                             --------      --------      --------

BALANCE AT MARCH 31, 2000 (unaudited)                                                        $   (621)     $(33,801)     $(22,741)
                                                                                             ========      ========      ========


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.




                                                                                           Years Ended December 31
                                                                                       1997          1998          1999
                                                                                     --------      --------      --------

OPERATING ACTIVITIES

Net income (loss)                                                                    $   (341)     $ (3,557)     $  1,913
Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
      Depreciation of property and equipment                                              611           464         1,890
      Amortization of intangible assets                                                    72         1,638         1,009
      Equity in undistributed net (income) losses of affiliates                            99           (41)           --
      Losses on other receivables                                                          --           552            --
      Impairment loss (recovery) on asset held for disposal                                --           215           (22)
      Loss on disposal of fixed assets                                                     --            --           125
      Deferred income tax expense (benefit)                                                92          (643)        1,905
      Issuance of detachable stock warrants                                                --            --           158
      Amortization of unearned compensation related to stock options and awards            --            --           569
      Changes in assets and liabilities:
          Decrease (increase) in operating assets:
              Accounts receivable                                                      (5,575)        2,187          (685)
              Sale of accounts receivable                                               2,435            --            --
              Receivables from related parties                                           (503)          351           152
              Other receivables                                                           (85)          194            --
              Prepaid expenses and other assets                                            20           (62)          709
          Increase (decrease) in operating liabilities:
              Accounts payable and accrued expenses                                       518         5,367        (7,503)
              Accounts payable to related parties                                       1,221           410        (1,597)
              Interest payable                                                           (188)           43          (287)
                                                                                     --------      --------      --------
                            NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES        (1,624)        7,118        (1,664)

INVESTING ACTIVITIES

    Purchases of property and equipment                                                  (337)         (353)       (2,983)
    Deposits paid on fixed assets                                                          --            --          (355)
    Proceeds from sale of asset held for disposal                                          --            --           522
    Release of investments pledged                                                         85            55            10
    Advances  and loans to related parties                                               (670)           --            --
    Repayments from related parties                                                        --           150            --
                                                                                     --------      --------      --------
                            NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES          (922)         (148)       (2,806)

FINANCING ACTIVITIES

    Proceeds of loans from related parties                                              3,699         1,554           262
    Repayments of loans and other obligations to related parties                       (4,324)       (3,051)       (1,297)
    Net increase (decrease) in borrowings under line of credit arrangements             6,790        (2,850)       12,916
    Loan closing fees paid                                                                 --          (169)         (345)
    Proceeds from notes payable and long-term debt                                        590           250         2,553
    Repayment of notes and leases payable                                                (224)         (304)       (4,510)
    Proceeds from short-term notes payable to individuals                                 773           150            --
    Repayment of short-term notes payable to individuals                                 (322)         (444)       (4,715)
    Accrued distributions paid to related party                                            --          (242)          (24)
    Distributions paid to other stockholders                                           (4,906)       (1,090)           --
    Redemptions of common stock                                                           (68)         (154)          (14)
                                                                                     --------      --------      --------
                            NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES         2,008        (6,350)        4,826
                                                                                     --------      --------      --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                     (538)          620           356

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                          553            15           635
                                                                                     --------      --------      --------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                                           $     15      $    635      $    991
                                                                                     ========      ========      ========

                                                                                       Three Months Ended
                                                                                            March 31
                                                                                       1999          2000
                                                                                     --------      --------
                                                                                           (Unaudited)
OPERATING ACTIVITIES

Net income (loss)                                                                    $     16      $    121
Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
      Depreciation of property and equipment                                              391           650
      Amortization of intangible assets                                                   546           400
      Equity in undistributed net (income) losses of affiliates                            --            --
      Losses on other receivables                                                          --            --
      Impairment loss (recovery) on asset held for disposal                               (22)           --
      Loss on disposal of fixed assets                                                     --            --
      Deferred income tax expense (benefit)                                               401           120
      Issuance of detachable stock warrants                                                --            --
      Amortization of unearned compensation related to stock options and awards            --           325
      Changes in assets and liabilities:
          Decrease (increase) in operating assets:
              Accounts receivable                                                      (1,363)        1,486
              Sale of accounts receivable                                                  --            --
              Receivables from related parties                                             --            --
              Other receivables                                                            --            --
              Prepaid expenses and other assets                                           (95)         (628)
          Increase (decrease) in operating liabilities:
              Accounts payable and accrued expenses                                       251        (1,512)
              Accounts payable to related parties                                      (1,597)           --
              Interest payable                                                            (62)            7
                                                                                     --------      --------
                            NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES        (1,534)          969

INVESTING ACTIVITIES

    Purchases of property and equipment                                                  (136)         (348)
    Deposits paid on fixed assets                                                          --          (819)
    Proceeds from sale of asset held for disposal                                         522            --
    Release of investments pledged                                                         --            --
    Advances  and loans to related parties                                                 --            --
    Repayments from related parties                                                        --            --
                                                                                     --------      --------
                            NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES           386        (1,167)

FINANCING ACTIVITIES

    Proceeds of loans from related parties                                                 --            --
    Repayments of loans and other obligations to related parties                         (319)         (412)
    Net increase (decrease) in borrowings under line of credit arrangements             1,962         1,946
    Loan closing fees paid                                                               (322)           --
    Proceeds from notes payable and long-term debt                                         --            44
    Repayment of notes and leases payable                                                (765)         (993)
    Proceeds from short-term notes payable to individuals                                  --            --
    Repayment of short-term notes payable to individuals                                   --           (21)
    Accrued distributions paid to related party                                            --            --
    Distributions paid to other stockholders                                               --            --
    Redemptions of common stock                                                            --            --
                                                                                     --------      --------
                            NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES           556           564
                                                                                     --------      --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                     (592)          366

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                          635           991
                                                                                     --------      --------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                                           $     43      $  1,357
                                                                                     ========      ========


The accompanying notes are an integral part of these consolidated financial statements.

AMERIVISION COMMUNICATIONS, INC.


                                                                                              Years Ended December 31
                                                                                          1997         1998         1999
                                                                                        --------     --------     --------



SUPPLEMENTAL CASH FLOW DISCLOSURES

    Interest and other finance charges paid                                             $  4,357     $  5,924     $  5,521
                                                                                        ========     ========     ========

    Income taxes paid                                                                   $     --     $     --     $     60
                                                                                        ========     ========     ========

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

    Reserve of shares for issuance of stock options to Company officers                 $     --     $     --     $  1,137
                                                                                        ========     ========     ========

    Acquisition of assets and increase in liability to related company                  $     --     $    192     $     --
                                                                                        ========     ========     ========

    Assets acquired by incurring capital lease obligations                              $    375     $     70     $    351
                                                                                        ========     ========     ========

    Assets acquired by incurring capital lease obligations and notes payable
      to related parties                                                                $     --     $     --     $  2,983
                                                                                        ========     ========     ========

    Conversion of redeemable common stock to subordinated note payable                  $     --     $    928     $     --
                                                                                        ========     ========     ========

    Issuance of shares for restricted stock awards to Company officer                   $     --     $     --     $    378
                                                                                        ========     ========     ========

    Exchange of investment in common stock and note receivable for lease
      of telemarketing facility                                                         $     --     $     --     $    578
                                                                                        ========     ========     ========

    Conversion of trade payables to related party to notes payable
      to related party                                                                  $     --     $  1,224     $  1,635
                                                                                        ========     ========     ========

    Termination settlement obligations to former officer and employees                  $     --     $  2,184     $  3,834
                                                                                        ========     ========     ========

    Loan from individual, restricted for reserves in the Company's credit facility      $     --     $     --     $     --
                                                                                        ========     ========     ========

    Conversion of short-term notes payable to individuals to subordinated
      promissory notes                                                                  $     --     $     --     $     --
                                                                                        ========     ========     ========

                                                                                          Three Months Ended
                                                                                               March 31
                                                                                          1999         2000
                                                                                        --------     --------
                                                                                             (Unaudited)


SUPPLEMENTAL CASH FLOW DISCLOSURES

    Interest and other finance charges paid                                             $  1,439     $  1,256
                                                                                        ========     ========

    Income taxes paid                                                                   $     --     $     --
                                                                                        ========     ========

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

    Reserve of shares for issuance of stock options to Company officers                 $     --     $     --
                                                                                        ========     ========

    Acquisition of assets and increase in liability to related company                  $     --     $     --
                                                                                        ========     ========

    Assets acquired by incurring capital lease obligations                              $    211     $     --
                                                                                        ========     ========

    Assets acquired by incurring capital lease obligations and notes payable
      to related parties                                                                $  2,926     $     --
                                                                                        ========     ========

    Conversion of redeemable common stock to subordinated note payable                  $     --     $     --
                                                                                        ========     ========

    Issuance of shares for restricted stock awards to Company officer                   $     --     $     --
                                                                                        ========     ========

    Exchange of investment in common stock and note receivable for lease
      of telemarketing facility                                                         $    578     $     --
                                                                                        ========     ========

    Conversion of trade payables to related party to notes payable
      to related party                                                                  $  1,635     $     --
                                                                                        ========     ========

    Termination settlement obligations to former officer and employees                  $     --     $     --
                                                                                        ========     ========

    Loan from individual, restricted for reserves in the Company's credit facility      $  2,500     $     --
                                                                                        ========     ========

    Conversion of short-term notes payable to individuals to subordinated
      promissory notes                                                                  $     --     $    177
                                                                                        ========     ========

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

(Information with respect to March 31, 2000 and for the three months ended March 31, 1999 and 2000 is unaudited)


NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: AmeriVision Communications, Inc. (the "Company") was incorporated in Oklahoma on March 15, 1991. The Company provides long distance telecommunications services to subscribers throughout the United States, and completes subscriber calls to all directly dialable locations worldwide.

The Company is a predominantly switchless long distance reseller, and obtains the majority of its switching and long haul transmission of its service from WorldCom, Inc. ("WorldCom"). Beginning in 1996, Hebron Communications Corporation ("Hebron"), a related party, also began providing the Company with a portion of its switching and transmission services. Hebron leases switching facilities in Oklahoma City and Chicago. Both WorldCom and Hebron bill the Company, at contractual per-minute rates, which vary depending on the time, distance, and type of call, for the combined usage of the Company's nationwide base of customers. Effective February 1, 1999, the Company assumed operations of the switches.

In 1998, the Company began developing an internet service product, and in July 1999, began marketing the service under the brand name "ifriendly.com".

Principles of Consolidation: The Company owns 100% of the common stock of AmeriTel Communications, Inc. and AmeriVision Network, Inc. Neither of these companies has any operations nor any assets or liabilities.

Unaudited Interim Information: The information presented as of March 31, 2000, and for the three months ended March 31, 1999 and 2000, has not been audited and certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. In the opinion of management, the unaudited interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's financial position as of March 31, 2000, and the results of its operations, stockholders' deficiency and cash flows for the three months ended March 31, 1999 and 2000. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full fiscal year.

Accounting Estimates: The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash Equivalents: The Company defines cash equivalents as highly liquid, short-term investments with an original maturity of three months or less. Investments pledged as collateral for loans are not considered cash equivalents.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.


NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

Accounts Receivable: The Company bills its customers either directly, through billing agreements with Local Exchange Carriers ("LEC"), or through two unrelated billing and collection companies, collectively referred to as the Billing Agents, which bill the customer through LECs with which the Company does not have a LEC billing agreement. At December 31, 1998 and 1999, approximately 69% and 75%, respectively, of the Company's total accounts receivable were from LECs or Billing Agents. In addition, approximately 8% of total accounts receivable at both December 31, 1998 and 1999, respectively, were attributable to revenues earned in December of the respective year but not billed to the customers until the normal billing dates in January of the following year.

Property and Equipment: Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred.

Asset Held for Disposal: The Company's asset held for disposal at December 31, 1998, is carried at the lower of book value or fair value, less estimated costs to sell.

Advertising Costs: Advertising and telemarketing costs are expensed as incurred, and totaled approximately $9,942, $11,912 and $4,640 during the years ended December 31, 1997, 1998 and 1999, respectively.

Investment in and Note Receivable from Affiliate: At December 31, 1998, the investment in and note receivable from affiliate included the underlying book value of the Company's 13.25% ownership in VisionQuest Marketing Services, Inc. ("VisionQuest"), and the balance due related to a note receivable from VisionQuest. As discussed in Note B, the Company and VisionQuest terminated their business relationship effective January 1, 1999.

Interest Expense and Other Finance Charges: Interest expense and other finance charges included interest incurred on short-term and long-term borrowings, interest and related fees on the Company's line of credit facilities, and interest, penalties and late charges on amounts payable to vendors and taxing authorities.

Revenue Recognition: The Company recognizes telecommunications revenues when the Company's customers make long distance telephone calls from their business or residential telephones or by using the Company's telephone calling cards. Income from prepaid telephone calling cards is recognized as the telephone service is utilized.

Deferred Loan Closing Costs: Costs incurred in connection with the Company's revolving credit facility with a financial institution have been capitalized and are being amortized over the term of the credit facility.

Commissions: Certain independent Company representatives, as well as certain officers and employees, receive commissions by soliciting non-profit organizations to promote and market the Company's services to the non-profit organization's members. The commission percentages are approximately 5% of net commissionable revenues. Commissions expense is included in selling, general and administrative expenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

Royalty Payments to Non-profit Organizations: The Company pays royalties of approximately 10% of a customer's commissionable long distance revenues to a non-profit organization. This royalty payment is included in selling, general and administrative expenses.

Concentrations of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk include accounts receivable from customers and accounts payable to its carrier. The Company's customer base is distributed throughout the United States, and the Company does not require any collateral from its customers. Although significant portions of the Company's revenues are billed through the Billing Agents and LECs, the ultimate collectibility of these accounts is dependent upon the status of the individual customer. There are no significant concentrations of revenues or accounts receivable among individual customers.

The Company enlists the support of non-profit organizations to promote the Company's services in return for the Company's royalty payment. The loss of the support of one or more significant non-profit organizations could have a material, adverse impact on the Company's results of operations. Approximately 44%, 42%, and 40% of the Company's net sales during the years ended December 31, 1997, 1998 and 1999, respectively, were earned from customers that have designated the ten (10) most significant non-profit organizations as recipients of the Company's royalty payment.

The Company purchases the majority of its long distance switching and network services from WorldCom.

The Company maintains deposits at financial institutions that at times exceed federally insured limits. Management does not believe there is any significant risk of loss associated with this concentration of credit.

Redeemable Common Stock: Redeemable common stock is carried at its redemption value. Redemption value includes the proceeds received upon issuance of the common stock, and is increased by accretions resulting from the Company's agreement to redeem the stock at cost plus annual rates of return, as specified in the redemption agreements (see Note H). The carrying value is reduced by quarterly returns of capital payments made to the holders of redeemable common stock, and by the redemption price paid to each selling stockholder. As the redemption options expire, as more fully discussed in Note H, the principal amounts invested by the individual stockholders are reclassified as nonredeemable common stock.

Nonredeemable Common Stock: Nonredeemable common stock consists of stock issued to certain officers upon formation of the Company, and to other stockholders with whom the Company had not executed a redemption agreement. Nonredeemable common stock also includes the principal amounts invested by stockholders whose redemption options have expired.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

Income Taxes: Income tax expense is based on pretax financial accounting income. The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not.

Earnings (Loss) Per Share: The Company presents basic and diluted earnings
(loss) per share. Basic earnings (loss) per share is computed by dividing earnings (losses) available to nonredeemable common stockholders by the weighted average number of nonredeemable shares outstanding during the year. Diluted earnings (loss) per share reflect per share amounts that would have resulted if dilutive potential nonredeemable common stock had been converted to nonredeemable common stock. Potential nonredeemable common stock includes redeemable common stock, stock warrants, stock options and convertible notes payable. For 1997, conversions of potential nonredeemable common stock were not included in the computation of earnings (loss) per share, however, since they would have resulted in an antidilutive effect.

Covenants Not to Compete: Covenants not to compete are discounted to their present value based upon the terms of the agreement, and are being amortized over the effective period of the covenant, generally 2 to 4 years.

Fair Values of Financial Instruments: The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

         Cash and cash equivalents--The carrying amount of cash and cash equivalents approximates its fair value, because of the short maturities of such instruments.

         Short and long-term debt--Based upon the Company's current incremental borrowing rates and the general short-term nature of most debt, the carrying amount of short and long-term debt approximates its fair value.

         Redeemable Common Stock--The Company believes that the fair value of its redeemable common stock is not significantly different from its carrying amount. The redeemable common stock is not traded in the open market.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

Stock-Based Compensation: The Company accounts for stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees", and its various interpretations. Under APB 25, the Company recognizes compensation expense equal to the difference between the fair value of the common stock at the date of the grant and the exercise price of the option. Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", prescribes the recognition of compensation expense based on the fair value of options on the grant date, but allows companies to apply APB 25 if certain pro forma disclosures are made assuming hypothetical fair value method application. See Note K for pro forma disclosures required by SFAS No. 123 plus additional information on the Company's stock-based compensation plans.

Reclassifications: Certain amounts in the prior year financial statements have been reclassified to conform to the presentation used in the current year. The most significant reclassification was to reclassify the Company's presentation of an accounts receivable line of credit facility, as described in Note D to the financial statements.


NOTE B--RELATED PARTY TRANSACTIONS

During each of the three years ended December 31, 1997, 1998 and 1999, the Company participated in transactions with its officers and directors, VisionQuest, and Hebron.

Officers and Directors

From 1994 through 1997, the Company declared quarterly distributions to its stockholders. Two of the Company's original founders, both of whom are stockholders, were paid their pro rata distributions through June 30, 1995. Distributions declared by the Company from July 1995 through December 1997 attributable to the two founders were not paid at the time of declaration, but were accrued as a liability by the Company.

One of the original founders is currently the Chairman of the Board of Directors. At December 31, 1998 and 1999, accrued distributions to this founder totaled approximately $3,225 and $3,201, respectively. In July 1999, the Company and this founder agreed to defer payments of this accrued payable until such time as the Company's financial condition improves, and the Company has the ability, both legally and in good business practices, to pay the accrued distributions. In consideration for this founder's subordination of the accrued distributions to the Company's credit facility, and in consideration for this founder agreeing to pledge 100,000 shares of Company common stock owned by the founder as security for two notes payable owed by the Company, the Company agreed to pay this founder $25 per month, subject to the limitations described in the Company's credit facility. During 1999, the Company paid this founder $150 pursuant to this agreement, and has recorded these payments as a charge to operations in 1999. If the Company's Board of Directors decides to resume payments of the accrued distributions at some future date, all amounts paid to this founder pursuant to the July 1999 agreement shall be applied to reduce the accrued distributions that are recorded in the Company's balance sheet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE B--RELATED PARTY TRANSACTIONS--Continued

Officers and Directors, Continued

In April 1998, one of the Company's other founders resigned. This individual was an officer and director of the Company at the time of his resignation. In connection with his resignation, the Company and this founder agreed to the following:

     o The Company agreed to pay the accrued distributions, totaling $1,209 at December 31, 1997, in the amount of $40 per month. At December 31, 1999, the remaining payable was $98.

     o The Company agreed to pay the former officer $20 per month for the rest of his life, in exchange for the former officer's agreement to
          (1) not compete with the Company for one year from the date of the agreement, (2) agree to take no actions significantly detrimental to the Company (other than competition), and (3) waive any claims against the Company as of the date of the agreement.

The Company recorded a liability of $2,184 as of the date of the agreement, based upon the present value of the obligation over the expected life of the former officer at the date of the agreement. The Company also recorded a covenant not to compete of $2,184 at the date of the agreement, and amortized this covenant over the one-year term. The covenant not to compete was fully amortized as of March 31, 1999.


In 1995 and 1996, the Company's two founders and a related family member sold 21,204 shares of Company stock that they owned to 100 individuals at an aggregate selling price of approximately $2,480. The selling price ranged from $40 per share to $150 per share averaging $117 per share. The founders and the related family member then loaned the proceeds of the sale of the stock to the Company. The loans carried an interest rate of 8% per annum, and matured two years from the date of issuance. The Company repaid these notes payable to the founders and related family member in 1997 and 1998, and all such notes have been repaid in full as of December 31, 1999.

Concurrently with the sale of stock by the Company's two founders and related family member to the unrelated third parties, the Company also entered into stock redemption agreements with the third parties (see Note H for a description of the redemption agreements). Through December 31, 1999, the Company has redeemed 5,278 shares and paid a total of $1,060 in connection with these redemptions. The amounts paid consisted of $790 for the amounts paid by the stockholders and $270 for the specified rate of return, as described in the agreements.


A member of the Company's Board of Directors is affiliated with or controls several organizations that participate in transactions with the Company. In connection with the Company's 10% royalty program, the Company incurred approximately $775, $1,060, and $1,107 of royalty expenses in 1997, 1998 and 1999, respectively, to organizations affiliated with or controlled by this director. The Company also incurred advertising expenses of $1,803, $1918, and $1,908 in 1997, 1998 and 1999, respectively, to organizations affiliated with or controlled by this director.

These organizations also earned sales commissions in addition to the 10% royalty payments. During the years ended December 31, 1997, 1998 and 1999, sales commissions earned by these organizations totaled approximately $168, $497 and $102, respectively. In 1999, the Company terminated the existing sales agreements with these organizations and entered into new agreements. The new agreements provide for the Company to pay the organizations an aggregate of $1,491 over three (3) years, in exchange for the organizations' release of all prior claims and obligations, and an agreement to not compete with the Company over the term of the agreements.

In December 1999, a Company officer and director, who is also the President of Hebron, resigned from the Company. In connection with his termination agreement, the Company agreed to pay the former director $1,359 over four (4) years, in exchange for the director agreeing not to compete with the Company over that term. The Company accrued the present value of this obligation and is amortizing the noncompete agreement over the term of the agreement. The liability to the former director is included in the financial statement caption Notes Payable and Long-Term Debt to Related Parties, and is further described in Note F below.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE B--RELATED PARTY TRANSACTIONS--Continued

Officers and Directors, Continued

During the years ended December 31, 1997, 1998 and 1999, the Company expended approximately $69, $741 and $767, respectively, to a law firm which the Company's current President and CEO is a former partner, and is currently a consultant.

As discussed in Note K, in 1999, the Company also entered into stock option and award agreements with certain officers and directors.

VisionQuest

VisionQuest is related to the Company through common ownership, management, and family relationships. Through June 30, 1998, the Company, and its two principal founders collectively owned approximately 60% of the outstanding common stock of VisionQuest. Effective July 1, 1998, VisionQuest acquired all of the VisionQuest common stock owned by the founder that resigned in April 1998, thus reducing the Company's effective ownership percentage in VisionQuest to 48% of the outstanding common stock. In addition, the Company's two founders served on the Board of Directors of VisionQuest, and the son-in-law of one of the founders is the president of VisionQuest and also a member of the VisionQuest Board of Directors. As discussed below, the Company and VisionQuest terminated their business relationship effective January 1, 1999.

The Company utilized VisionQuest as its provider of telemarketing services from 1993 through December 31, 1998. Total amounts paid to VisionQuest for telemarketing services during the years ended December 31, 1997 and 1998, were approximately $5,242 and $6,209, respectively.

Telemarketing expenses incurred in 1998 included the direct costs of telemarketing services provided by VisionQuest to the Company during 1998, plus reimbursement of all of VisionQuest's operating expenses and corporate overhead.

From January 1997 through October 1997, telemarketing expenses included an hourly billing rate for telemarketing services. In addition, from January 1997 through October 1997, the Company helped to fund VisionQuest's operating expenses in the amount of approximately $25 per week, for a total of approximately $1,330. In November and December 1997, the Company's telemarketing expenses incurred to VisionQuest equaled the direct costs of telemarketing services incurred by VisionQuest, plus reimbursement of all of VisionQuest's operating expenses and corporate overhead.

In November 1997, the Company and VisionQuest agreed that the portion of the operating expenses that related to VisionQuest's other clients should be repaid to the Company. In April 1998, and effective December 31, 1997, VisionQuest signed a note payable to the Company, totaling $670, to repay these expenses. In June 1998, VisionQuest repaid $150 of this note to the Company. The balance of $520 was canceled effective January 1, 1999, as part of the agreement to terminate all business relationships between the two companies, as discussed below.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE B--RELATED PARTY TRANSACTIONS--Continued

VisionQuest, Continued

As a result of the Company's payment of VisionQuest's corporate payroll and operating expenses in 1997 and 1998, the Company paid VisionQuest a higher rate for its telemarketing services than VisionQuest charged independent third parties. The Company also paid VisionQuest a higher rate for telemarketing services than the Company could have obtained in an arms-length transaction with an unaffiliated third party that provides the same telemarketing services.

The Company paid the higher rates to VisionQuest because VisionQuest gave priority to the Company's requests, and because VisionQuest agreed to do business with the Company with no long-term or minimum purchase agreement. The Company was also conducting merger negotiations with VisionQuest at the time, and was willing to pay a higher rate in order to retain key VisionQuest executives.

The Company believes that the amounts it paid to VisionQuest for telemarketing services were higher than what it could have obtained in an arms-length transaction from an unaffiliated third party by approximately $1,000 and $3,000 in 1997 and 1998, respectively.

Effective January 1, 1999, the Company and VisionQuest mutually terminated their business relationship. The Company acquired from VisionQuest the rights to use all of the assets located in VisionQuest's Tahlequah, Oklahoma telemarketing center, from January 1, 1999, through September 30, 1999, in exchange for all of the Company's ownership interests in VisionQuest, all of the Company President's ownership interests in VisionQuest (which were transferred to the Company for no consideration immediately prior to the transfer), and cancellation of the note receivable between the Company and VisionQuest. The agreement also provided for a release of all claims and obligations between the two companies. Upon transfer of the stock and cancellation of the note receivable, the Company reclassified its investment in and note receivable from VisionQuest, totaling $578, to a prepaid operating lease, and amortized the amount to expense over the term of the agreement.

Hebron

Hebron was incorporated in November 1995 to provide switching network services to the Company. Hebron has a relationship with the Company through partially integrated management and certain shared ownership. The Company's two principal founders served on Hebron's Board of Directors from its inception in November 1995 until their resignation in November 1996. In addition, the President of Hebron served on the Company's Board of Directors from October 1998 through December 1999 and another Company director is also on Hebron's Board of Directors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE B--RELATED PARTY TRANSACTIONS--Continued

Hebron, Continued

Cost of sales in 1997, 1998 and 1999 includes approximately $13,529, $14,736 and $1,469, respectively, of telecommunications services provided by Hebron. In 1997, Hebron charged the Company a higher rate for the switched one-plus interstate and intrastate services it provided to the Company than the Company could have obtained from its primary carrier. The higher rates were the result of the Company's primary carrier lowering its rates in 1997, but Hebron did not match such rate reductions. The Company believes that the amounts it paid to Hebron for telecommunication services in 1997 were approximately $1,300 higher than what it could have obtained from its primary carrier. Effective January 1998, Hebron agreed to lower its rates so that they matched those of the Company's primary carrier.

Hebron also charged the Company interest of 18% per annum on the accounts payable for telecommunication services that are over 55 days from the invoice date. This interest rate is comparable to the rate charged by the Company's primary carrier. During 1997, 1998 and 1999, the Company incurred interest expense of approximately $35, $129 and $22, respectively, related to past due accounts payable invoices.

The Company's principal operating and administrative offices are located in an office building owned by Hebron. Total rent expense incurred to Hebron was approximately $110, $380 and $583 in 1997, 1998 and 1999, respectively.

From December 1996 through October 1998, Hebron provided the Company with an account receivable line of credit facility (the "Hebron Loan Program"). The Hebron Loan Program provided for the Company to pay 18% interest on the amounts advanced under the credit facility, plus fees of 2% of billings processed and 2 cents per call record. As a result of the stated interest rate and the fees, the effective interest rate of this financing arrangement was approximately 58% in 1996, 1997 and 1998. This effective interest rate was higher than what the Company could have obtained in an arrangement with independent third parties. The Company incurred total interest and other related financing costs of approximately $805 and $885 in 1997 and 1998, respectively, under the Hebron Loan Program.

At December 31, 1998, all advances under the Hebron Loan Program credit facility had been repaid. Receivables from related parties of $152 at December 31, 1998, consists of amounts that had been withheld as a reserve for interest and escrow fees under the Hebron Loan Program but which were reimbursed to the Company in January 1999.

In 1997 and through July 1998, the Company transmitted a portion of its accounts receivables through one of its Billing Agents through an account maintained at the Billing Agent under Hebron's name. Hebron charged the Company a fee equal to 2% of the net revenues transmitted under this arrangement. The total fees incurred by the Company in 1997 and 1998 were approximately $135 and $101, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE B--RELATED PARTY TRANSACTIONS--Continued

Hebron, Continued

In 1997 and 1998, Hebron periodically made loans to the Company for working capital purposes. The loans generally carried an interest rate of 10%. Total interest expense incurred on loans made by Hebron to the Company was approximately $46 and $6, respectively, during the years ended December 31, 1997 and 1998.

At December 31, 1998, the Company owed Hebron $3,892 for telecommunications and other services incurred through that date. In addition, the Company agreed to reimburse Hebron for costs and expenses totaling approximately $563 incurred by Hebron in connection with the development of an internet service product. At December 31, 1998, $1,224 of this liability has been reclassified as a long-term obligation, as a result of the transactions described below.

In April 1999, and effective February 1, 1999, the Company and Hebron entered into an asset purchase agreement (the "Hebron APA"). Under the terms of the Hebron APA, the Company agreed to:

     (1) pay Hebron for all expenses that Hebron incurred prior to January 31, 1999, related to the switch network, and convert the balance owed to Hebron for telecommunications services previously provided, totaling approximately $2,300, to a note payable,

     (2) reimburse Hebron for its costs and expenses incurred on the Company's behalf in connection with the development of an internet service product, totaling approximately $584, and acquire the rights to the assets and assume all of the related lease obligations incurred by Hebron in connection with the internet service product, totaling approximately $1,200, and

     (3) purchase all of the switch assets at their net book value, assume all of the related switch lease obligations totaling approximately $1,300, and issue a note payable to Hebron for the net amount of $567.

In connection with the Hebron APA, the Company issued a promissory note payable to Hebron totaling approximately $2,300 for item (1) discussed above. This note payable has been subordinated to the Company's credit facility described below. Effective April 1, 2000, the Hebron APA was closed, and the Company issued notes payable for the internet and switch assets, which were also subordinated to the Company's credit facility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE B--RELATED PARTY TRANSACTIONS--Continued

Hebron, Continued

Pursuant to a lease license agreement between the Company and Hebron, the Company assumed operations of the switch and internet assets effective February 1, 1999. Under the terms of the lease license agreement, the Company and Hebron agreed that Hebron would transfer to the Company custody and control of the switch and internet assets, and the Company shall hold and operate such assets as if the Company owned the assets. The terms of the lease license agreement also provided that the Company will assume all of the rights and obligations associated with owning and operating the switch and internet assets. The lease license agreement also provides that the Company will pay Hebron a monthly fee equal to the amount of interest that is payable on the switch and internet assets. Accordingly, the Company has recorded the assets and the related lease and note payable obligations in its financial statements effective February 1, 1999, and the statement of operations from February 1999 forward reflect the costs of operating those switches and internet assets.

NOTE C--PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                            December 31          March 31
                                                         1998         1999         2000
                                                       --------     --------     --------

     Office equipment, furniture and fixtures          $  2,477     $  3,620     $  3,784
     Switch equipment                                        --        1,938        1,938
     Internet equipment                                      98        1,169        1,277
     Other fixed assets                                     149          787          863
                                                       --------     --------     --------
                                                          2,724        7,514        7,862
     Less accumulated depreciation                        1,606        2,094        2,744
                                                       --------     --------     --------
                                                       $  1,118     $  5,420     $  5,118
                                                       ========     ========     ========

As discussed in Note B above, the Company recorded the Oklahoma City and Chicago switches and the internet assets effective February 1, 1999. The total cost of these assets acquired by assuming the related lease obligations and issuing notes payable to Hebron for the net book value was approximately $2,926. The total cost of all assets held under capital lease obligations was $493 and $3,776 at December 31, 1998 and 1999, respectively and $3,776 at March 31, 2000. Accumulated depreciation of leased equipment was approximately $160 and $1,468 at December 31, 1998 and 1999, respectively, and $1,834 at March 31, 2000.

Depreciation expense on property and equipment, including depreciation on assets held under capital leases, was approximately $611, $464, and $1,890 during the years ended December 31, 1997, 1998, and 1999, respectively, and $391 and $650 for the three months ended March 31, 1999 and 2000, respectively.

Deposits totaling $355 at December 31, 1999, and $1,174 at March 31, 2000, represent amounts paid for fixed assets that had not been placed into service.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE C--PROPERTY AND EQUIPMENT--Continued

In 1998, the Company determined that the carrying amount of the office building it owned but was no longer utilizing was impaired. The Company reduced the carrying amount from $715 to $500, which was the estimated fair value of the building based upon an appraisal, less the estimated costs to sell the building. The Company recognized a loss of $215 in 1998. In February 1999, the Company sold the building for $522, and realized a recovery of $22.


NOTE D--LINE OF CREDIT ARRANGEMENTS

The Company has a $30,000 line of credit facility (the "Credit Facility") with a financial institution. Borrowing availability is based upon collections multiples and earnings ratios, subject to the maximum line of credit. At December 31, 1999, the Company could borrow up to the full amount of the $30,000 available under the Credit Facility. The outstanding balance at December 31, 1999, was $20,880.

The Credit Facility matures on January 30, 2003, and carries an interest rate of prime plus 3.5%. The interest rate at December 31, 1999, was 11.5%. The Credit Facility is secured by substantially all of the Company's assets, including accounts receivable and the Company's customer base.

The Credit Facility is classified as a current liability in the Company's financial statements, because under the terms of the agreement, the Company is required to maintain a lockbox, and apply collections from customers to the outstanding amounts under the Credit Facility, and because the terms of the agreement provide the lender with the discretionary ability to declare the note due and payable.

The Company incurred $169 and $345 in loan closing fees in 1998 and 1999, respectively, in connection with the Credit Facility. These fees are included in other assets and are being amortized over the term of the Credit Facility.

In connection with closing the Credit Facility, several of the Company's creditors agreed to subordinate the Company's obligations to them in favor of the financial institution providing the Credit Facility. These creditors include Patrick Enterprises, Hebron, two members of the Company's Board of Directors, a Company founder, and a former stockholder who redeemed his stock in exchange for a note payable from the Company. Repayment of these obligations is limited as specified in the loan and security agreement between the Company and the financial institution. The total outstanding debt owed to subordinated creditors as of December 31, 1999, was approximately $5,259. In addition, one of the Company's founders agreed to subordinate accrued distributions, totaling $3,201 at December 31, 1999, in favor of the Credit Facility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE D--LINE OF CREDIT ARRANGEMENTS--Continued

The Credit Facility contains various financial and other covenants with which the Company must comply, including a minimum net worth requirement, as defined in the agreement, of negative ($12,000), restrictions on asset acquisitions, restrictions on the payment of dividends, and restrictions on principal and interest payments to subordinated creditors. At December 31, 1999, the Company was not in compliance with the restrictions on principal payments to certain subordinated creditors. However, the Company received a letter from the lender waiving the deficiencies. At March 31, 2000, the Company was in compliance with the covenants contained in the agreement.

In 1997 and 1998, the Company had various line of credit arrangements with Hebron, as described in Note B, and with various unrelated third parties. The aggregate outstanding balance on the lines of credit was $7,964 at December 31, 1998. The effective interest rates ranged from 12.5% with one lender to 58% with Hebron during both 1997 and 1998. The average effective interest rates for all of the various agreements were approximately 28% and 18% in 1997 and 1998, respectively. As discussed in Note B, the line of credit arrangement with Hebron was discontinued in October 1998, and all outstanding advances had been paid in full as of December 31, 1998. The Company repaid the other credit facilities in full upon closing of the Credit Facility in February 1999.

One of the Company's prior credit facilities was structured as an accounts receivable purchase agreement, and instead of recognizing a liability, the Company reduced its accounts receivable for the proceeds of sales of the receivables to the third party. The Company subsequently determined that these transactions did not qualify as a transfer of financial assets in accordance with SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities", which became effective January 1, 1998. Accordingly, the 1998 financial statements have been reclassified to account for the transactions as a secured borrowing. The effect of this reclassification was to increase both current assets and current liabilities by $4,258 at December 31, 1998. There was no effect on stockholders' deficiency or the results of operations. The reclassification also reduced cash flows from operating activities and increased cash flows from financing activities from amounts previously reported by $1,823.


NOTE E--SHORT-TERM NOTES PAYABLE TO INDIVIDUALS

Short-term notes payable to individuals consist of the following:

                                                       December 31          March 31
                                                    1998         1999         2000
                                                  --------     --------     --------

     Convertible notes payable                    $  2,477     $  3,620     $    399
     Advance payment loan program notes              4,077          154           --
     Direct bill program notes                         770           --           --
                                                  --------     --------     --------
                                                  $  5,268     $    553     $    399
                                                  ========     ========     ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE E--SHORT-TERM NOTES PAYABLE TO INDIVIDUALS--Continued

Convertible Notes Payable: In 1995, the Company issued promissory notes payable to approximately seventy-five (75) individuals, substantially all of which are convertible to common stock. These notes generally have no specified maturity date and are convertible to common stock at the option of the Company. Interest accrues at 10% and is payable quarterly. All of these notes are classified as current liabilities. The individual notes contain varying terms with regard to the conversion agreements. Some of the notes do not specify any conversion terms other than they are convertible at the option of the Company. Other notes specify that the conversion will be based on a specific price per share.

Notes Payable - Advance Payment Loan Program: In November 1995, the Company initiated an Advance Payment Loan Program (APLP), under which individuals have lent the Company money to finance working capital needs. Although the loan agreements indicated that the loans were to be secured by accounts receivable from the LECs, no security agreements were perfected and all of the Company's LEC accounts receivables are pledged under the Company's Credit Facility, as discussed in Note D. Therefore, these loans are effectively unsecured. Interest on the APLP notes is 18% per annum, payable quarterly. In June 1999, the Company repaid in full the outstanding balances of substantially all lenders with a balance of $10 or less. In October 1999, the Company offered the remaining lenders to either (a) have their balances paid in full or (b) options to convert their notes to subordinated debt under various terms. Such conversions would be subject to the lenders qualifying as accredited investors. Substantially all of the investors chose to either have their notes repaid or did not respond to the Company's offer, and the Company repaid these amounts in December 1999. Effective February 15, 2000, notes totaling $177 were converted from APLP notes to subordinated promissory notes.

Notes Payable - Direct Bill Program: In the fourth quarter of 1997, the Company obtained a series of loans from third parties, for the purpose of financing working capital operations. The loan agreements indicate that the security for the loans are the Company's accounts receivable arising from its customers which are billed directly by the Company, although no security agreements were perfected. These loans bore interest at rates of 20% to 25% per annum, payable quarterly. All of these notes were repaid in full in June 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE F--NOTES PAYABLE AND LONG-TERM DEBT

Related Parties

Notes payable and long-term debt to related parties consists of the following:

                                                     December 31          March 31
                                                  1998         1999         2000
                                                --------     --------     --------

     Loan payable to a Company founder,
       made May 1998, unsecured, no
       specified interest rate or
       maturity date, balance paid in
       full in 1999                             $     98     $     --     $     --

     Accrued distributions payable to a
       Company founder, unsecured, no
       stated interest rate, monthly
       payments of $40 until paid in
       full, subordinated to the Credit
       Facility in February 1999                     575           98           --

     Accrued termination obligation
       payable to a Company founder,
       effective April 1998, payment
       terms of $20 per month with an
       imputed interest rate of 11.25%
       over his estimated life at the
       date of the agreement, unsecured            2,169        2,161        2,159

     Accrued payable to former Company
       director and current President of
       Hebron, effective December 1999,
       payment terms of $42 per month
       beginning in January 2000, and
       $21 per month beginning January
       2001 through May 2004, imputed
       interest rate of 11.75%,
       unsecured                                      --        1,120          985

     Accrued payable to Christian
       Advocates Serving Evangelism
       (C.A.S.E.), an organization
       affiliated with a Company
       director, effective January 1999,
       payment terms of $33 per month
       beginning in January 2000 through
       December 2001, imputed interest
       rate of 11.75%, unsecured                      --          708          652

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE F--NOTES PAYABLE AND LONG-TERM DEBT--Continued

Related Parties, Continued

                                                   December 31          March 31
                                                1998         1999         2000
                                              --------     --------     --------


     Accrued payable to Regency
       Productions, a company affiliated
       with a Company director,
       effective January 1999, payment
       terms of $9 per month beginning
       in January 2000 through December
       2001, imputed interest rate of
       11.75%, unsecured                      $     --     $    183     $    162

     Note payable to C.A.S.E., dated
       July 1997, unsecured,
       subordinated to the Credit
       Facility, restructured in April
       1999, as described below                    688          850          850

     Note payable to Company director,
       dated June 2, 1998, unsecured,
       subordinated to Credit Facility,
       restructured in April 1999, as
       described below                             150          100          100

     Note payable to Hebron, dated
       February 1, 1999, with an
       original principal amount of
       $2,274, interest rate of 12.5%
       through November 1999, increased
       to 16.25% effective December
       1999, subordinated to Credit
       Facility, monthly interest only
       payments plus specified
       prepayments of principal not to
       exceed $1,234 through March 2000,
       balance due August 1, 2000,
       secured by 50,000 shares of
       Company common stock owned by a
       Company founder                              --        1,711        1,611

     Payable to Hebron, converted to
       note payable effective February
       1, 1999, as described above               1,224           --           --

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE F--NOTES PAYABLE AND LONG-TERM DEBT--Continued

Related Parties, Continued

                                                   December 31          March 31
                                                1998         1999         2000
                                              --------     --------     --------

     Note payable to Hebron for switch
       assets, effective upon closing of
       transaction, initial interest
       rate of 12.5%, interest only
       payments for 12 months, matures
       18 months from effective date                --          567          567

     Note payable to Hebron for internet
       assets and reimbursement of
       related expenses, effective upon
       closing of transaction, initial
       interest rate of 12.5%, interest
       only payments for 12 months,
       matures 18 months from effective
       date                                         --          584          584
                                              --------     --------     --------

                                                 4,904        8,082        7,670
     Amounts due within one year                   686        2,657        2,417
                                              --------     --------     --------

                                              $  4,218     $  5,425     $  5,253
                                              ========     ========     ========

In April 1999, the note payable with C.A.S.E. was restructured. The new note provided for additional advances of approximately $260, bringing the total outstanding balance to $850, and monthly interest only payments at 10% for five years, with the unpaid principal due at maturity in April 2004. The lender has the option to convert the note to common stock at a per share price equal to the lower of (1) the fair market value of the common stock on January 1, 1998, as determined by an appraisal, or (2) the lowest publicly traded price of the common stock three months following the establishment of a public trading market for the common stock. The terms of the agreement also provide for the Company to issue the organization warrants to purchase 3,400 shares of Company common stock at a strike price of $0.01 per share. In connection with the warrants, the Company valued the warrants using a minimum value of $41.50 dollars per share. The value was based upon an appraised value of the Company's common stock as of June 30, 1999. Accordingly, the Company recorded paid-in-capital and a corresponding charge to interest and other financing charges of $141 for the stock warrants. As a result of the stated interest rate in the note and the costs associated with the warrants, the effective interest rate of this agreement is 15.7%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE F--NOTES PAYABLE AND LONG-TERM DEBT--Continued

Related Parties, Continued

The note payable to the Company director was also restructured in April 1999. The balance was paid down to $100, and the new payment terms provide for monthly interest only payments at 10%, with the unpaid principal due in April 2001. The note may be extended for an additional three years at the option of the Company. This note also contains conversion options similar to the ones described above. The terms of the agreement also provide for the Company to issue the director warrants to purchase 400 shares of Company common stock at a strike price of $0.01 per share. In connection with the warrants, the Company valued the warrants using a minimum value of $41.50 dollars per share, based upon the same appraisal described above. Accordingly, the Company recorded paid-in-capital and a corresponding charge to interest and other financing charges of $17 for the stock warrants. As a result of the stated interest rate in the note and the costs associated with the warrants, the effective interest rate of this agreement is 15.9%.

Other Notes Payable, Long-Term Debt and Capital Lease Obligations

Notes payable, long-term debt and capital lease obligations to others consists of the following:

                                                    December 31          March 31
                                                 1998         1999         2000
                                               --------     --------     --------

     Notes payable to unaffiliated
       companies and third parties,
       dated at various dates in 1996
       through 1998, described in the
       agreements as being secured by
       the Company's customer base or
       direct bill accounts receivable,
       but not perfected, agreements
       totaling $1,205 contained the
       personal guaranties of the
       Company founders, interest of 18%
       payable monthly (one note had a
       stated interest rate of 25%
       payable quarterly), all notes
       were repaid in full during 1999         $  1,655     $     --     $     --

     Loans payable to two individuals,
       originating in December 1997 and
       May 1998, maturing in December
       2005 and May 2006, monthly
       payments of $8 in the aggregate,
       including interest with an
       effective rate of approximately 58%          183          182          182

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE F--NOTES PAYABLE AND LONG-TERM DEBT--Continued

Other Notes Payable, Long-Term Debt and Capital Lease Obligations, Continued

                                                   December 31          March 31
                                                1998         1999         2000
                                              --------     --------     --------

     Note payable to seller of building,
       secured by first mortgage on
       office building, monthly payments
       of $10 including interest at 10%,
       matures April 1, 2001 (repaid
       upon sale of building in February
       1999)                                  $    245     $     --     $     --

     Note payable to individual,
       interest at 18% payable monthly,
       principal due upon maturity in
       January 2000, subordinated to the
       Credit Facility, secured by
       50,000 shares of Company common
       stock owned by a Company founder,
       restructured in January 2000 with
       the Company making a $500
       principal reduction, and the
       balance of the note allocated
       among two individuals with a new
       maturity date of January 2001,
       effective interest rates reduced
       to 15%, no change in security                --        2,500        2,000

     Note payable to individual for
       redemption of 5,000 shares of
       Type D redeemable common stock,
       imputed interest rate of 14%,
       payable in monthly installments
       with the balance paid in full in
       August 1999, subordinated to the
       Credit Facility                             928           --           --

     Subordinated promissory notes to
       individuals, unsecured, interest
       rates ranging from 9% to 11%,
       maturity dates ranging from
       February 15, 2001 to February 15,
       2005                                         --           --          177

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE F--NOTES PAYABLE AND LONG-TERM DEBT--Continued

Other Notes Payable, Long-Term Debt and Capital Lease Obligations, Continued

                                                   December 31          March 31
                                                1998         1999         2000
                                              --------     --------     --------

     Accrued liabilities to former
       salesmen, effective at various
       dates from June 1999 through
       September 1999, aggregate monthly
       payments of $46 per month with
       imputed interest rate of 10.5%,
       maturing at various dates from
       April 2002 through September
       2002, unsecured                        $     --     $  1,213     $  1,106

     Capital lease obligation for
       telephone system, effective
       February 1997 with subsequent
       amendments, effective interest
       rate of 21.5%, payable in monthly
       installments of $16 through
       August 2002                                 315          352          319

     Capital lease obligation for
       internet equipment, assumed from
       Hebron, monthly payments of $39
       through June 2001, effective
       interest rate of 12%                         --          666          557

     Capital lease obligation for switch
       equipment, assumed from Hebron,
       monthly payments of $26 through
       December 2000, effective interest
       rate of 13.25%                               --          368          272

     Capital lease obligation for switch
       equipment, assumed from Hebron,
       monthly payments of $20 through
       March 2002, effective interest
       rate of 12%                                  --          473          424

     Other notes payable and capital
       leases                                       35          240          141
                                              --------     --------     --------

                                                 3,361        5,994        5,178
     Amounts due within one year                 2,315        2,300        3,713
                                              --------     --------     --------

                                              $  1,046     $  3,694     $  1,465
                                              ========     ========     ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE F--NOTES PAYABLE AND LONG-TERM DEBT--Continued

Future maturities of notes payable and long-term debt as of March 31, 2000, are as follows:

                               Related
                               Parties         Others          Total
                              ----------     ----------     ----------
    2001                      $    2,417     $    3,713     $    6,130
    2002                           1,805          1,006          2,811
    2003                             221            270            491
    2004                             247             43            290
    2005                             879             82            961
Thereafter                         2,101             64          2,165
                              ----------     ----------     ----------

                              $    7,670     $    5,178     $   12,848
                              ==========     ==========     ==========


NOTE G--INCOME TAXES

Income tax expense (benefit) consists of the following:

                                     1997          1998          1999
                                   --------      --------      --------
Current
     Federal and state             $     --      $     --      $     --
Deferred
     Federal and state                   92          (643)        1,905
                                   --------      --------      --------
                                   $     92      $   (643)     $  1,905
                                   ========      ========      ========

At December 31, 1999, the Company has net operating loss carryforwards totaling approximately $5,100 that may be used to offset future taxable income. These net operating loss carryforwards expire in the years 2009 through 2014.

Income tax expense (benefit) for the years ended December 31, 1997, 1998 and 1999, differs from the expected rate of 34% for the following reasons:

                                                              1997          1998          1999
                                                            --------      --------      --------
     Federal income tax (benefit) at statutory rate            (34.0)        (34.0)         34.0
     Expenses and losses not providing a tax benefit            81.9           8.9           0.1
     Change in valuation allowance                                --          15.5          10.1
     State income tax (benefit), net                            (5.5)         (5.7)          5.7
                                                            --------      --------      --------
                                                                42.4         (15.3)         49.9
                                                            ========      ========      ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE G--INCOME TAXES--Continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

                                                        December 31            March 31
                                                     1998          1999          2000
                                                   --------      --------      --------

Tax effect of future tax deductible items
     Allowance for uncollectible receivables       $    158      $    200      $    302
     Deferred telemarketing costs                     2,516           858           692
     Accrued termination obligation                     650           865           865
     Deferred stock compensation                         --           170           200
     Depreciable assets                                  75           153           192
     Loss carryforwards                               2,165         2,274         2,188
     Other reserves and settlements                     606           130           121
                                                   --------      --------      --------
Total deferred tax assets                             6,170         4,650         4,560
Less valuation allowance                               (650)       (1,035)       (1,065)
                                                   --------      --------      --------

     Net deferred tax asset                        $  5,520      $  3,615      $  3,495
                                                   ========      ========      ========

The Company believes that the improvements in its operating results, as discussed in Note J, provides sufficient positive evidence to indicate that it is more likely than not that it will realize the net deferred tax benefit of $3,615 recorded in the financial statements. The Company's actual operating results in 1999 and projections for future taxable income provide for full utilization of the deferred tax asset, net of the valuation allowance, over the periods in which the temporary differences are anticipated to reverse.

At December 31, 1998 and 1999, the Company has provided a valuation allowance of $650 and $1,035, respectively, for the tax effects of the accrued termination obligation to the former Senior Vice President and for the compensation cost recorded in the financial statements for stock options issued to certain Company officers and non-employee directors, because the Company cannot assess that it is more likely than not that it will realize these benefits. The change in the total valuation allowance for the year ended December 31, 1999, is due to the excess of expenses recorded in the financial statements for the accrued termination obligation and the deferred stock compensation over the amounts that were currently deductible for income tax purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE H--REDEEMABLE AND NONREDEEMABLE COMMON STOCK

From time to time, the Company entered into various agreements with certain of its shareholders pursuant to which the Company agreed, upon request of one or more of such shareholders, to redeem the shares of Common Stock owned by such shareholder. While the Company's Certificate of Incorporation authorizes the Company to issue a single class of Common Stock, the Company has, for financial accounting purposes, segregated its Common Stock into two distinct groups, redeemable and nonredeemable. Of the 825,278 shares of Common Stock outstanding at December 31, 1999, 15,537 shares are characterized as redeemable common stock and 809,741 shares are characterized as nonredeemable common stock.

The Company has entered into four variations of the redemption agreements, which it classifies as Type A, Type B, Type C and Type D. Generally, each redemption agreement provides that the shares of Common Stock shall be repurchased for an amount that gives the shareholder a specified rate of return based on the length of time the shareholder owned such shares. Type A agreements were issued primarily between October 1992 and December 1992 and Type B agreements were issued primarily between January 1993 and May 1995. Type A redemption agreements provide that shareholders owning their shares of Common Stock between 6 months and one year receive a 12% annual return; between one year and 18 months receive a 15% annual return; and between 18 months and two years receive an 18% annual return. Type B redemption agreements provide that shareholders owning their shares of common stock between one year and 18 months receive a 15% annual return, and between 18 months and two years receive an 18% annual return. Each of the Type A and Type B agreements expires two years after issuance. All of the Type A and Type B agreements have now expired pursuant to their terms.

Type C agreements were issued primarily between July 1992 and September 1992 and have terms identical to the Type A agreements except that Type C agreements have no expiration. The Company has agreed at its option to redeem the shares of Common Stock owned for more than two years for the last highest price that the shares of Common Stock have been sold to an investor. Type D Agreements have no expiration and were issued from May 1995 until the Company discontinued issuing redemption agreements altogether in February 1996. Type D agreements provide that shareholders owning their shares of Common Stock less than one year receive a 10% annual return; between one year and 18 months receive a 15% annual return; between 18 months and three years receive an 18% annual return; and over three years an amount based on a formula specified in the agreement.

During the years ended December 31, 1998 and 1999, substantially all of the outstanding Type D redeemable common stock had been outstanding for over three years. Accordingly, the redemption price was based upon the formula specified in the Type D redemption agreements for stock held over three years. Application of the formula to the carrying amount of Type D redeemable common stock resulted in a net reduction of the redemption price of approximately $179 and $102, respectively, during the years ended December 31, 1998 and 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE H--REDEEMABLE AND NONREDEEMABLE COMMON STOCK--Continued

At December 31, 1998 and 1999, the carrying amount of redeemable common stock is as follows:

                                                                   1998         1999
                                                                 --------     --------

     Principal amount invested by stockholders                   $  1,506     $  1,492
     Accumulated accretion of agreed upon redemption
              price, net of periodic distributions paid to
              the stockholders                                        249          147
                                                                 --------     --------
                                                                 $  1,755     $  1,639
                                                                 ========     ========

The carrying amounts of redeemable common stock applicable to the various types of redemption agreements were as follows at December 31, 1998 and 1999:

                                                                   1998         1999
                                                                 --------     --------
     Type C redemption agreements                                $    391     $    391
     Type D redemption agreements                                   1,364        1,248
                                                                 --------     --------

                                                                 $  1,755     $  1,639
                                                                 ========     ========

A summary of activity of redeemable common stock during each of the years ended December 31, 1997, 1998 and 1999, and the three months ended March 31, 2000, is as follows:

                                                                                                 Three Months
                                                                                                    Ended
                                                                Year Ended December 31             March 31
                                                           1997          1998          1999          2000
                                                         --------      --------      --------    ------------

Balance at beginning of period                           $  3,853      $  3,035      $  1,755      $  1,639

Redemptions of redeemable common stock                        (53)       (1,082)          (14)           --

Expiration and cancellation of redemption options            (687)          (19)           --            --

Change in redemption value of redeemable
    common stock                                              470          (179)         (102)          (42)

Distributions to redeemable stockholders                     (548)           --            --            --
                                                         --------      --------      --------      --------

Balance at end of period                                 $  3,035      $  1,755      $  1,639      $  1,597
                                                         ========      ========      ========      ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE I--COMMITMENTS AND CONTINGENCIES

Violations of Federal and State Securities Laws

In 1995, the Company determined that it may not have registered its securities with the Securities and Exchange Commission (the "Commission") when it was obligated to do so under Federal securities laws and that, consequently, it may have engaged in the sale or delivery of unregistered securities in violation of the Federal securities laws. In July 1996, the Company voluntarily reported this information to the Commission, which then instituted an investigation into whether the Company and its two principal founders had violated any of the Federal securities laws. The Company and its two founders cooperated with the Commission during this investigation.

In September 1997, the Commission's staff attorney who was conducting the investigation informed the Company that the staff intended to recommend to the Commission that it institute cease-and-desist proceedings against the Company, based upon the staff's belief that the Company had violated Sections 5(a) and 5(c) of the Securities Act of 1933, as amended ("Securities Act"), and Section 12(g) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and Rule 12g-1 promulgated under the Exchange Act. Also in September 1997, the Commission's staff attorney informed the two founders and Hebron that the staff intended to recommend that the Commission institute cease-and-desist proceedings against them.


On July 15, 1998, the Company, the two founders and Hebron executed an offer of settlement in which they consented to the entry of a cease-and-desist order contingent upon the Commission accepting the Commission's staff's recommendation. The offers provided that the Company and the two founders would cease and desist from committing or causing any violations or future violations of Sections 5(a) and 5(c) of the Securities Act and Section 12(g) of the Exchange Act and Rule 12g-1. Additionally, in the offers, Hebron consented to the entry of a cease-and-desist order which provided that it would cease-and-desist from committing or causing any violations or future violations of Sections 5(a) and 5(c) of the Securities Act.

On July 23, 1998, the Commission approved the Commission's staff attorney's recommendation and accepted the offers of settlement. On July 30, 1998, the Commission issued a cease-and-desist order which stated that (a) the Company, the two founders and Hebron had violated Sections 5(a) and 5(c) of the Securities Act; (b) the Company had violated Section 12(g) of the Exchange Act and Rule 12g-1; and (c) the two founders had caused the violation of Section 12(g) of the Exchange Act and Rule 12g-1. The Commission ordered the Company, the two founders, and Hebron to cease and desist from committing or causing any violations and any future violations of Sections 5(a) and 5(c) of the Securities Act and Section 12(g) of the Exchange Act and Rule 12g-1. The Commission did not order any monetary penalties, fines, sanctions, or disgorgement against the Company, the two founders, Hebron or anyone else associated with the Company or any of the other parties.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE I--COMMITMENTS AND CONTINGENCIES--Continued

Violations of Federal and State Securities Laws, Continued

The Federal securities laws provide legal causes of action against the Company by persons buying the securities from the Company, including action to rescind the sales. With respect to the sales described above, the statutes of limitations relating to such actions appear to have expired for sales made by the Company more than three years ago. The Company made substantially all of the stock sales more than three years ago. However, with respect to such sales, other causes of actions may exist under federal law, including causes of action for which the statute of limitations may not have expired.

Each of the states in which the Company has effected sales of common stock has its own securities laws, which likely have equal applicability to the Company's activities discussed above. The Company sold stock to persons in over forty states, and those states typically provide that a purchaser of securities in a transaction that fails to comply with the state's securities laws can rescind the purchase, receiving from the issuing company the purchase price paid plus an interest factor, frequently 10% per annum from the date of sales of such securities, less any amounts paid to such security holder. The statutes of limitations for these rights typically do not begin running until a purchaser discovers the violation of the law, and therefore in most instances, and depending on individual circumstances, the statute of limitations do not appear to limit those rights for most purchasers of securities from the Company. Also, depending on the law of the state and individual circumstances, monetary damages and other remedies may be granted for breach of state securities laws. As a result, the Company may have a significant contingent liability in excess of $10,000 under state securities laws. The Company cannot predict how many of the stockholders will attempt to exercise their right of rescission, and no liability has been accrued at December 31, 1999.

In addition, the Company may be liable for rescission under state securities laws to the purchasers of the Hebron common stock because of the relationships of the two companies. The amount of this contingent liability at December 31, 1999, is approximately $3,200. The Company cannot predict how many of the Hebron stockholders will exercise their right of rescission, and no liability has been accrued at December 31, 1999.

Other Securities Matters

In December 1994, the Washington Department of Financial Institutions - Securities Division ("WDS") notified the Company that it was aware that the Company may have offered unregistered securities to residents of the State of Washington and instructed the Company to cease and desist such offers and to provide information with respect to any sales of such securities. In April 1997, the WDS told the Company that it was trying to close its file on the Company and served a subpoena on the Company that sought various documents relating to the Company's shareholders in Washington State. The Company voluntarily produced documents in response to the subpoena in May 1997. The WDS has not corresponded with the Company since May 1997.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE I--COMMITMENTS AND CONTINGENCIES--Continued

Other Securities Matters

In February 1996, the Oklahoma Department of Securities ("ODS") made an inquiry to the Company with regard to the basis upon which the Company had offered and sold securities and effected issuances of short-term notes under the APLP without registration under the Oklahoma Securities Act. The Company responded to such inquiry in February 1996 advising the ODS that neither the Company nor its Oklahoma counsel believed that the short-term notes issued under the APLP constituted securities, and claiming that the common stock was exempt from registration under Section 401(b)(9)(B) of the Oklahoma Securities Act. The Company has not received a response from ODS and consequently has not had any further contact with the ODS since its response.

Commitments with Providers and Others

In April 1999, the Company entered into a telecommunications contract with WorldCom, its primary provider of switchless telecommunications services. The term of the contract is for three years, with early termination provided for based on meeting specified purchase commitments during the term of the contract. In connection with the contract, WorldCom agreed to subordinate its interests in the Company's customer base, as well as its accounts payable and other rights and obligations, to the financial institution providing the Company's Credit Facility. WorldCom has a second security lien on all of the assets in which the financial institution has a first security lien. The agreement provided for reduced rates and credits for disputed payables. The Company recognized these credits as a reduction of expenses during the year ended December 31, 1999. The Company is required to maintain minimum purchase commitments under the terms of its contract with WorldCom. During the year ended December 31, 1999, the Company met the minimum purchase commitments, and expects to be able to continue to meet these requirements.

In connection with the Asset Purchase Agreement with Hebron, as described in Note B, the Company also assumed responsibility for the telecommunications contract between Hebron and IXC Communications, Inc., the underlying carrier that transports the Company's call records through the Oklahoma City and Chicago switches. This contract is effective through September 2003, and also requires the Company to maintain minimum monthly purchase commitments. The Company met the minimum purchase commitments during 1999, and expects to be able to continue to meet these requirements.

At December 31, 1999, the Company has commitments to purchase equipment and system software totaling approximately $4,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE I--COMMITMENTS AND CONTINGENCIES--Continued

Deferred Compensation Contracts

In 1997, and as amended in 1998, the Company entered into non-qualified deferred compensation agreements with certain salespersons. The deferred compensation plan, which is not funded, allowed these salespersons to defer portions of their current compensation. The Company agreed to pay the salespersons an amount equal to their deferred compensation plus an effective rate of return, ranging from 45% to 55%. In 1999, the Company repaid in full all but one of these obligations. The liability for the deferred compensation contracts is included in accounts payable and accrued expenses, and totaled approximately $385 and $43 at December 31, 1998 and 1999, respectively.

Long-Term Agreements with Salespersons

In 1997, the Company entered into long-term agreements with certain salespersons. The agreements were effective for twenty-five (25) years, and provide for a 3% commission of the net domestic phone billings, as defined in the agreement, to be paid to the salespersons, plus additional commissions through recruitment efforts, death and termination benefits, and other benefits as described in the agreements. The termination benefits defined in the original agreement provide for the salespersons to receive 75% of the commissions earned under the contract for current subscribers assigned to the salesperson at the termination date, plus 50% of the commissions earned for all additional subscribers who enroll under the salespersons' existing non-profit organizations, for a period of 25 years. In exchange for the extended contract terms and death and termination benefits, the Company received non-competition agreements, as defined in the agreements, with each of the salespersons. In 1999, the Company renegotiated or terminated the agreements with these salespersons, by (1) replacing the original agreements with full-time or part-time employment contracts, or independent contractor agreements ranging from three to five years; (2) entering into negotiated settlement agreements with the salespersons, or (3) continuing to pay the salespersons under the termination provisions of the original contract.

Non-Cancelable Operating Leases

The Company leases office space, copiers and other equipment under agreements that are accounted for as operating leases. These lease agreements expire in varying years through 2004. Total lease expense was approximately $229, $472, and $692 in 1997, 1998 and 1999, respectively. Future commitments under non-cancelable operating leases are as follows:

Year Ended December 31
              2000                                   $         614
              2001                                             420
              2002                                             431
              2003                                             111
              2004                                             105
                                                     -------------
                                                     $       1,681
                                                     =============

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE I--COMMITMENTS AND CONTINGENCIES--Continued

Other Matters

From time to time, the Company may be party to litigation, claims and assessments arising in the normal course of business. In the opinion of management, the outcomes of such proceedings will not be material to the Company's financial position, results of operations or cash flows.


NOTE J--FINANCIAL CONDITION AND RESULTS OF OPERATIONS

From its inception through December 31, 1998, the Company had incurred cumulative net operating losses totaling approximately $12,000. In 1999, the Company implemented a series of cost reduction measures that enabled the Company to realize net income of $1,913. Despite the profitability, however, the Company's total net sales declined by 7.7% from 1998 to 1999, and the net sales from long distance revenues, exclusive of the pass-through charges that began in 1998, declined from $113,000 and $114,000 in 1997 and 1998, respectively, to $102,000 in 1999. In addition, the accumulated stockholders' deficiency was ($23,229) at December 31, 1999. These factors, among others, indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

Beginning in 1998 and continuing into 1999 and 2000, the Company has taken several steps which management believes will enable the Company to continue to realize profitability, as well as improve the Company's overall financial position and liquidity. These steps include:

     o Despite recurring net losses, the Company previously had a policy of declaring distributions to its stockholders. From 1994 through 1997, the Company declared cumulative distributions to nonredeemable stockholders totaling approximately $15,700. Through December 31, 1999, approximately $12,400 had been paid, and $3,300 was payable at December 31, 1999. The amounts payable at December 31, 1999, were to the Chairman and the former Senior Vice President. When declared, the distributions were recorded as a charge to retained earnings (deficit). In addition, accretions of the redemption value of the redeemable common stock, as described in Note H, were also recorded as a charge to retained earnings (deficit). Through December 31, 1999, the cumulative charge to retained earnings (deficit) as a result of accretions to the redeemable common stock was approximately $3,400. The Company reduced this liability through payments of the distributions to redeemable stockholders as well. Cumulative payments of distributions to redeemable stockholders totaled approximately $3,300. The deficit in retained earnings is larger by approximately $19,100 as a result of the distributions to nonredeemable stockholders and accretions of the redemption value of redeemable stock to the redeemable stockholders.

          The Company discontinued the policy of declaring distributions to its stockholders at the end of 1997. Future dividends or distributions to owners are restricted under the Company's revolving line of credit agreement, as described in Note D to the financial statements. The Company believes that retaining earnings will enable the Company to sustain profitability.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE J--FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Continued


     o As discussed in Note D, the Company has obtained funding from a financial institution for a $30,000 line of credit. The proceeds of this line of credit have enabled the Company to become and remain current on its operating liabilities, and to repay existing loans and notes that carried higher interest rates. The proceeds have also provided the Company with the necessary capital to upgrade its core computer systems. The Company has been notified by the financial institution that it has been approved for an increase in the line of credit to $35,000.


     o In April 1999, the Company entered into a new telecommunications contract with WorldCom, as discussed in Note I to the financial statements. The new agreement provides the Company with reduced rates on its switchless long distance services. The Company has passed some of the savings from reduced rates to its customers, in order to compete with industry-wide rate reductions, and has retained the benefit of some of the savings. The agreement provides for further periodic reviews of the rates, and in December 1999, the Company received an additional rate reduction from WorldCom.

     o Effective February 1, 1999, the Company acquired the rights and responsibilities of the switched services operations that were previously provided by Hebron, as discussed in Note B to the financial statements. The Company realized significant savings in 1999 from operation of the switches as compared to purchasing the switched services from Hebron, and the Company expects these savings to continue in the future.

     o Beginning in January 1999, the Company began operating its telemarketing department internally, rather than outsourcing those services to VisionQuest. Internally operating the telemarketing department resulted in significant cost savings in 1999, and the Company expects these savings to continue in the future. In the fourth quarter of 1999, the Company began acquiring new telemarketing equipment, and opened a new telemarketing facility in Tahlequah, Oklahoma in January 2000. In an effort to increase its revenues and customer base, the Company plans to increase its telemarketing efforts in 2000.

Management believes that the above factors will enable the Company to continue to realize profitable operations and reduce its deficits, improve its liquidity ratios, and continue to meet its obligations on an ongoing basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE K--STOCK-BASED COMPENSATION

In May 1999, the Company's Board of Directors adopted non-qualified, non-variable, compensatory stock option plans for certain officers and directors of the Company. The Company is accounting for these plans under the provisions of APB 25, which provides for compensation cost to be recognized based upon the difference ("intrinsic value") between the fair value of the common stock at the date of the grant and the exercise price of the option. The Board of Directors also approved restricted stock bonuses to the same officers and directors.

Stock Option Plans

Effective May 24, 1999, the Company's Board of Directors granted two officers and two non-employee directors options to purchase Company stock. Three of the options granted entitle the individuals to purchase 3% of the fully diluted outstanding common stock as of the grant date, and one of the options granted entitles the individual to purchase 1% of the fully diluted common stock as of the grant date. The exercise price for each option is based on the fair value, as determined by an independent appraisal, of the Company's common stock as of February 1, 1998. The fair value as of the grant date, as determined by an independent appraiser, was $41.50 per share; the exercise price for each option is $29 per share, resulting in an intrinsic value of $12.50 per share.

The options are exercisable at 25% on July 1, 1999, and 25% each July 1 thereafter until fully vested. Each exercise right shall continue in force for a period of five years following its commencement, irrespective of the individual's subsequent employment status with the Company. The Company recorded unearned compensation and paid-in-capital of $1,137 for the shares granted under the option plans. The Company has recognized compensation cost for the initial 25% that vested on July 1, 1999, and has also accrued an additional 12.5% for the stock options that will vest on July 1, 2000. The total pre-tax compensation expense recognized in 1999 was $427.

Following is a recap of the outstanding stock options at December 31, 1999:

              Granted on May 24, 1999                                     90,987

              Outstanding at December 31, 1999                            90,987

              Options exercisable at:
                  July 1, 1999                                            22,747
                  July 1, 2000                                            22,747
                  July 1, 2001                                            22,747
                  July 1, 2002                                            22,746

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE K--STOCK-BASED COMPENSATION--Continued

Pursuant to SFAS No. 123, the Company is required to disclose the pro forma net earnings and earnings per share effects of the stock options, as if the stock options had been accounted for under the provisions of SFAS No. 123. SFAS No. 123 prescribes that the compensation cost be recorded equal to the fair value of the options as of the grant date, and that compensation costs be recognized ratably over the vesting period of the options. Had compensation costs been determined in accordance with SFAS No. 123, the Company's net income and net income per share amounts for the year ended December 31, 1999 would have been reduced to the pro forma amounts indicated below:

              Net income
                  As reported                                     $  1,913
                  Pro forma                                          1,680

              Basic earnings per share
                  As reported                                     $  2.50
                  Pro forma                                          2.21

              Diluted earnings per share
                  As reported                                     $  2.14
                  Pro forma                                          1.88

Because the Company's stock is not publicly traded, the fair value of the Company stock options was estimated on the date of the grant using the minimum valuation method, as prescribed by SFAS No. 123. Under the minimum value method, expected stock price volatility is set at a level that approximates 0%. The fair value of the stock options as of the grant date was $20.40 per share, using the following assumptions:

              Expected stock price volatility                     0.0001%
              Risk-free rate                                        6.36%
              Expected dividend yield                                0.0%
              Expected life                                       5 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE K--STOCK-BASED COMPENSATION--Continued

Stock Bonuses

Under the provisions of the stock bonus agreements, effective May 24, 1999, the Company granted one officer (the President of Hebron) 1% (9,099 shares) of the fully diluted outstanding common stock, after consideration of the stock options described above. This stock bonus had an original vesting schedule of 25% on July 1, 1999, and 25% each year thereafter, until fully vested. As described in Note B, the officer resigned in December 1999, and the vesting provisions were amended in January 2000, to provide for vesting of the stock bonus effective in January 2000. The stock bonus agreement also provides for the Company to pay the officer a cash bonus equal to the amount of income taxes for which the officer will be liable as a result of the vesting of the stock bonus, and an additional cash bonus equal to the amount of income taxes for which the officer will be liable as a result of the first cash bonus. The Company recorded the stock bonus as unearned compensation based upon the initial grant of the stock of 9,099 shares and a fair value of $41.50 per share, as determined by an independent appraisal. The Company recognized an expense and reduction of the unearned compensation based upon the initial 25% vesting as of July 1, 1999, plus an accrual of an additional 12.5% for the amounts expected to vest on July 1, 2000. The Company also recognized an expense for the cash bonuses that it will be required to pay as a result of the initial 25% vesting, plus an accrual for the 12.5% earned through December 31, 1999, of the stock bonus. The total pre-tax expense recognized in 1999 under the stock bonus arrangement for this officer was $142 for the stock bonus and $80 for the related accrued cash bonuses. The Company recognized the remaining expense in the first quarter of 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE L--EARNINGS (LOSS) PER SHARE  (per share amounts not in thousands)

The computation of basic and diluted earnings (loss) per share is as follows:

                                                                                                          Three Months Ended
                                                                      Years Ended December 31                  March 31
                                                                 1997          1998          1999          1999         2000
                                                               --------      --------      --------      --------     --------
Basic Earnings (Loss) Per Share

Net income (loss)                                              $   (341)     $ (3,557)     $  1,913      $     16     $    121
Decrease (increase) in redemption value of
    redeemable common stock                                        (470)          179           102            --          (42)
                                                               --------      --------      --------      --------     --------
Net income (loss) available to nonredeemable
    common stockholders                                        $   (811)     $ (3,378)     $  2,015      $     16     $     79
                                                               ========      ========      ========      ========     ========

Average shares of nonredeemable common stock outstanding            799           801           806           801          810
                                                               ========      ========      ========      ========     ========

    Basic Earnings (Loss) Per Share                            $  (1.01)     $  (4.22)     $   2.50      $   0.02     $   0.10
                                                               ========      ========      ========      ========     ========

Diluted Earnings (Loss) Per Share

Net income (loss) available to nonredeemable
    common stockholders                                        $   (811)     $ (3,378)     $  2,015      $     16     $     79
Decrease (increase) in redemption value of
    redeemable common stock                                          --          (179)         (102)           --           --
                                                               --------      --------      --------      --------     --------
Net income (loss) available to nonredeemable common
    stockholders and assumed conversions                       $   (811)     $ (3,557)     $  1,913      $     16     $     79
                                                               ========      ========      ========      ========     ========

Average shares of nonredeemable common stock outstanding            799           801           806           801          810
Employee stock options                                               --            --            72            --          115
Stock warrants                                                       --            --             2            --            4
Conversion of redeemable common stock                                --            21            16            16           --
                                                               --------      --------      --------      --------     --------

Average shares of common stock outstanding
    and assumed conversions                                         799           822           896           817          929
                                                               ========      ========      ========      ========     ========

Diluted Earnings (Loss) Per Share                              $  (1.01)     $  (4.33)     $   2.14      $   0.02     $   0.08
                                                               ========      ========      ========      ========     ========


The average shares listed below (in thousands) were not included in the computation of diluted earnings (loss) per share because to do so would have been antidilutive for the periods presented:


                                                                                     Three Months Ended
                                                  Years Ended December 31                 March 31
                                               1997         1998         1999         1999         2000
                                             --------     --------     --------     --------     --------

Conversion of convertible notes                     3            3            3            3            3

Conversion of redeemable common stock              23           --           --           --           15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE M--QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                          Three Months Ended
                                   ------------------------------------------------------------------
                                     March 31,         June 30,        September 30,     December 31,
                                       1998              1998              1998              1998
                                   ------------      ------------      ------------      ------------
                                                  (in thousands except per share data)

Net sales                          $     30,842      $     31,810      $     31,494      $     30,086
Net loss                                   (520)             (999)             (699)           (1,339)
Basic earnings (loss)
     per share                            (0.79)            (1.28)            (0.58)            (1.56)
Diluted earnings (loss)
     per share                            (0.79)            (1.28)            (0.85)            (1.63)

                                                          Three Months Ended
                                   ------------------------------------------------------------------
                                     March 31,         June 30,        September 30,     December 31,
                                       1999              1999              1999              1999
                                   ------------      ------------      ------------      ------------
                                                  (in thousands except per share data)

Net sales                          $     29,040      $     28,141      $     29,371      $     28,109
Net income (loss)                            17             2,785               649            (1,538)
Basic earnings (loss)
     per share                             0.02              3.47              0.84             (1.83)
Diluted earnings (loss)
     per share                             0.02              3.18              0.69             (1.83)

In November 1999, the Company obtained an independent appraisal of its common stock as of June 30, 1999. As a result of the appraisal, the Company recorded pre-tax expenses of approximately $569 in the fourth quarter of 1999 in connection with the stock-based compensation agreements, as described in Note L, and $158 of expenses related to the stock warrants, as described in Note F. In addition, the Board of Directors approved bonuses and other compensation agreements, resulting in pre-tax expenses of approximately $725 in the fourth quarter. For the fourth quarter of 1999, diluted earnings (loss) per share is the same as basic earnings (loss) per share, because potentially dilutive securities were antidilutive.

In the second quarter of 1999, the Company received significant credits in connection with its new telecommunications service agreement with WorldCom. The Company also recovered $182 of the loss on the advances made to an unrelated long-distance reseller, as described below.

In the fourth quarter of 1998, the Company recorded pre-tax losses of $215 in connection with the impairment of its former corporate headquarters and $552 for a loss on a receivable from an unrelated long-distance reseller.

For the first and second quarters of 1998, diluted earnings (loss) per share is the same as basic earnings (loss) per share, because potentially dilutive securities were antidilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued (dollars in thousands)

AMERIVISION COMMUNICATIONS, INC.

NOTE N--SUBSEQUENT EVENTS

In May 2000, the Company and lender entered into an amendment to the Credit Facility, which increased the maximum availability under the line of credit to $35,000, subject to the collections and earnings multiples contained in the original agreement, and as amended.


In May 1999, and as amended in May 2000, the Board of Directors approved stock bonuses to the Chief Executive Officer and to two non-employee directors of the Company. The initial grant date was May 24, 1999, but was subsequently amended to provide for an initial grant date of July 1, 2000. Each officer / director will receive 0.5% (4,549 shares each) of the fully diluted outstanding common stock, after consideration of the stock options described above. These stock bonuses will have an initial vesting of 50% on July 1, 2000, and 25% on July
1, 2001 and July 1, 2002. The agreements also provide for the payment of cash bonuses for the income tax effects to the individual officer / directors, in a manner similar to that as described above.

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

          3.1         -  Certificate of Incorporation of the Company
          3.2         -  Bylaws of the Company
          3.3         -  Secretary certificate regarding amended and restated bylaws
          4.1         -  Form of certificate representing shares of the Company's common stock
          4.2         -  Form of Type A Redemption Agreement
          4.3         -  Form of Type B Redemption Agreement
          4.4         -  Form of Type C Redemption Agreement
          4.5         -  Form of Type D Redemption Agreement
          4.6         -  Form of Convertible Note
          4.7         -  Promissory Note dated April 20, 1999, payable by the Company to
                         C.A.S.E., Inc.
          4.8         -  Promissory Note dated April 20, 1999, payable by the Company to John
                         Damoose
          10.1        -  Agreement, dated as of April 13, 1998, between the Company and Carl
                         Thompson
          10.2        -  First Amendment to April 13, 1998 Agreement between Amerivision
                         Communications, Inc. and Carl Thompson, dated as of December 31,
                         1998, among the Company, Carl Thompson and Willeta Thompson
          10.3 *      -  Amended and Restated Employment Agreement, dated as of May 24, 1999 between
                         the Company and Stephen D. Halliday
          10.4 *      -  Amended and Restated Stock Agreement, dated as of May 24, 1999, among the
                         Company, Jay A. Sekulow and Tracy Freeny
          10.5 *      -  Amended and Restated Stock Agreement, dated as of May 24, 1999, among the
                         Company, John Damoose and Tracy Freeny
          10.6        -  Employment Agreement, dated as of May 24, 1999, between the
                         Company and John E. Telling
          10.7        -  Employment Agreement dated as of May 24, 1999 between the
                         Company and Tracy Freeny
          10.8        -  Reaffirmation of Commitments made in Employment Agreement of
                         Stephen D. Halliday dated as of June 30, 1999
          10.9        -  Reaffirmation of Commitments made in Stock Agreement of Jay A.
                         Sekulow dated as of June 30, 1999
          10.10       -  Agreement effective January 1, 1999, between the Company and
                         VisionQuest
          10.11       -  Telemarketing Services Agreement, effective as of January 1, 1999
                         Between the Company and VisionQuest
          10.12       -  Clarification to Agreement, effective as of June 9, 1999, by and
                         Between the Company and VisionQuest
          10.13       -  Asset Purchase Agreement, dated as of April 30, 1999, among Hebron, the Company, Tracy Freeny, Carl Thompson and S. T. Patrick.
          10.14       -  Lease/License Agreement, dated as of April 30, 1999 between Hebron and the Company.
          10.15       -  Form of Promissory Note payable by the Company to Hebron (form to be used with respect to Switch Note and Internet Note)
          10.16       -  Promissory Note dated February 1, 1999, in the original principal amount of $2,274,416 payable by the Company to Hebron
          10.17       -  Capital Stock Escrow and Disposition Agreement dated April 30,
                         1999 among Tracy C. Freeny, Hebron and Bush Ross Gardner Warren
                         & Rudy, P.A.
          10.18       -  Loan and Security Agreement dated as of February 4, 1999 between
          10.18.1     -  Amendment Number One to Loan and Security Agreement dated as of
                         October 12, 1999 between the Company and Coast Business Credit
          10.18.2*    -  Amendment Number Two to Loan and Security Agreement dated as of May
                         10, 2000 between the Company and Coast Business Credit

          10.19 **    - Telecommunications Services Agreement dated April 20, 1999 by and between the Company and WorldCom Network Services, Inc.
          10.20 **    -  Program Enrollment Terms dated April 20, 1999 between the Company and WorldCom Network Services, Inc.
          10.21       -  Security Agreement dated April 20, 1999 by and between the Company and WorldCom Network Services, Inc.
          10.22       -  Letter Agreement dated July 14, 1999 between the Company and Tracy
                         C. Freeny
          10.23       -  Employment Agreement dated December 31, 1998, between the
                         Company and Kerry Smith
          10.24 *     -  Letter Agreement dated as of December 31, 1999 between the Company and John Telling
          10.25 *     -  Royalty Agreement dated as of January 1, 1999 between the Company and Regency Productions, Inc.
          10.26 *     -  Royalty Agreement effective as of January 1, 1999 between the
                         Company and Christian Advocates Serving Evangelism, Inc.
          10.27 *        Stock Incentive Plan
          21.1        -  List of subsidiaries of the Company

          23.1*       -  Consent of Cole & Reed, P.C.
          27.1*       -  Financial Data Schedule
          27.2*       -  Financial Data Schedule



 *     Filed herewith.


** Information from this agreement has been omitted because the Company has requested confidential treatment. The information has been filed separately with the Securities and Exchange Commission.